MIDDLESEX WATER COMPANY

SUSTAINING LIFE...
with every drop

2024 ANNUAL REPORT


**MIDDLESEX
WATER COMPANY**

Middlesex Water Company ("Middlesex" or the "Company") was incorporated as a water company in 1897 and owns and operates regulated water and wastewater utility systems primarily in New Jersey and Delaware. Middlesex also operates water and wastewater systems under contract on behalf of municipal and private clients in New Jersey and Delaware.

ANNUAL MEETING

The Annual Meeting of Shareholders of Middlesex Water Company will be held on Tuesday, May 20, 2025 at 11:00 a.m. EDT. You may attend the meeting online, including submitting questions, at www.VirtualShareholderMeeting.com/MSEX2025. Shareholders of record as of March 25, 2025 will be eligible to receive notice of, and to vote at, the 2025 Annual Meeting.

Our Company's Common Stock trades on the Nasdaq Global Select Market under the symbol MSEX.

OUR SCOPE OF SERVICES

- Water Production, Treatment & Distribution
- Design/Build/Own/Operate System Assets
- Public Private Partnerships
- Water & Sewer Line Maintenance
- Full Service Municipal Contract Operations
- Water & Wastewater System Maintenance
- Wastewater Collection & Treatment

FAMILY OF COMPANIES

- Middlesex Water Company
- Tidewater Utilities, Inc.
- Pinelands Water Company
- Pinelands Wastewater Company
- Utility Service Affiliates (Perth Amboy), Inc.
- Utility Service Affiliates, Inc.
- Southern Shores Water Company, LLC
- White Marsh Environmental Systems, Inc.

DEAR VALUED SHAREHOLDERS,



As President & CEO of Middlesex Water Company effective March 1, 2024, it is my distinct honor to present the 2024 Annual Report to Shareholders.

My first year as President & Chief Executive Officer has been marked by numerous changes in our leadership team, as well as other notable changes, and achievements by both new and long-tenured team members which I will share with you as follows:

Nadine Leslie
President and
Chief Executive Officer

WELCOMING NEW LEADERSHIP & HONORING RETIREMENTS

In 2024, Middlesex Water Company experienced significant leadership transitions that reflect our ongoing commitment to strategic growth and operational excellence.

THE FUTURE OF LEADERSHIP

Mohammed G. (Rally) Zerhouni

Appointed as Senior Vice President, Chief Financial Officer, and Treasurer effective June 24, 2024, Mr. Zerhouni brings over 20 years of finance experience in the regulated utility sector.

Gregory Sorensen

Named Vice President and Chief Operating Officer on December 16, 2024, Mr. Sorensen oversees operational performance across Engineering and Operations, capital program planning, and environmental compliance.

Brian Hague

Appointed as Vice President of Communications & Corporate Affairs on February 4, 2025, Mr. Hague brings extensive expertise in strategic communications and plays a key role in strengthening our public and government relations.



HONORING RETIREMENTS

A. Bruce O'Connor

Mr. O'Connor retired June 21, 2024 as Senior Vice President, Chief Financial Officer & Treasurer after 34 years of distinguished service. Over the course of Mr. O'Connor's tenure, he led the Company through countless regulatory proceedings, debt and equity financings, acquisitions and municipal privatizations, and numerous other significant initiatives, including as the Officer responsible for Customer Service functions.

Bernadette M. Sohler

Ms. Sohler, Vice President of Corporate Affairs, retired December 31, 2024, after 30 years of dedicated service. Her leadership in communications, investor relations, government affairs and community engagement has been a major driver of our company's public presence and reputation among all of our stakeholders.

G. Christian Andreasen, Jr., P.E.

After a distinguished 42-year career, Mr. Andreasen, who served as Vice President of Enterprise Engineering and President of Pinelands Water and Wastewater Companies, retired January 31, 2025. Under his leadership, hundreds of major infrastructure upgrades and replacements were completed with high levels of quality and financial discipline. His contributions to the expansion and reliability of our infrastructure have been immeasurable.

These leadership changes underscore our dedication to evolving our executive team to meet future challenges while honoring the significant contributions of those who have helped shape our Company.

CELEBRATING
OUR ACHIEVEMENTS

In 2024, we recorded significant financial milestones driven by disciplined execution and robust regulatory relationships. Notably, our recent year-end financial results highlighted a marked increase in net income and earnings per share - a reflection of Middlesex's successful rate filing with the New Jersey Board of Public Utilities and increased customer demand in both our New Jersey and Delaware systems.

Our operational investments, such as the enhanced water treatment process at our Park Avenue Treatment Plant, have bolstered our capacity to deliver safe, high-quality water while setting the stage for future infrastructure resiliency. Furthermore, our proud tradition of returning value to our shareholders continues unabated, as evidenced by our 52nd consecutive year of dividend increases.

STRENGTHENING
OUR FOUNDATION

Key strategic initiatives over the past year have reinforced our ability to meet and exceed customer expectations. We have advanced critical projects, including:

- Meter relocation and modernization
- Extensive water main replacement programs through our RENEW Program
- The comprehensive Lead Service Line Replacement Program
- Project Synergy implementation, which is cloud computing technology to improve functionality to our current Workforce Asset Management system that will be known as WACS, the acronym for Work and Asset Cloud Services, expected to go-live in 2025

Each of these initiatives enhances system efficiency, reduces non-revenue water loss, and strengthens our infrastructure.



DEMONSTRATING ADAPTABILITY AMID EVOLVING REGULATIONS

In response to emerging contaminants and increasingly stringent regulatory standards, we have upgraded our treatment facilities to ensure the continued delivery of safe drinking water. A notable example is our Park Avenue Treatment Plant in South Plainfield, New Jersey, which was designed and constructed to address perfluorooctanoic acid (PFOA) treatment. This $52 million facility employs advanced granular activated carbon (GAC) filtration, a proven technology for removing per- and polyfluoroalkyl substances (PFAS) from groundwater sources. The plant became operational in mid-2023 and currently treats groundwater in compliance with all state and federal drinking water standards.

By investing and continually testing new treatment solutions while proactively monitoring emerging contaminants, Middlesex remains at the forefront of regulatory compliance. We continue to evaluate future federal regulations related to PFAS and other water quality parameters, ensuring that we remain well-prepared to meet evolving standards.

INVESTING IN WATER QUALITY: PARK AVENUE TREATMENT PLANT

The Park Avenue Treatment Plant, featuring state-of-the-art GAC filtration for PFAS removal

- $52 million investment to protect public health
- Designed to meet stringent New Jersey and federal water quality standards
- Operational since mid-2023
- Part of Middlesex's commitment to proactive infrastructure improvements

OUR COMMITMENT TO LEAD SERVICE LINE REPLACEMENT

Middlesex's Lead Service Line Replacement Program is a proactive initiative aimed at replacing all remaining lead and galvanized steel service lines within our distribution system by 2031, in compliance with New Jersey's 2021 Lead Service Line Replacement Law.

This program is offered at no direct cost to property owners, who would otherwise face expenses ranging from $3,000 to $5,000 for such replacements. Because service line ownership is shared depending on meter location - Middlesex is responsible for the portion from the main to the curb stop, while property owners own the segment from the curb stop to the meter - customer collaboration is key.

Middlesex has long believed that proactive infrastructure investments whether in meter modernization, water main upgrades, or lead service line replacements are vital for maintaining safe drinking water, bolstering consumer confidence, and achieving long-term sustainability.



LOOKING TO THE FUTURE: INTRODUCING THE MWC2030 PILLARS

As we chart our course into the next decade, we are proud to introduce our MWC2030 Pillars, a strategic framework that will guide our future endeavors.

These pillars underscore our commitment to:



- Employee Engagement: Investing in employee learning and development, focusing on improving performance efficiency, workforce planning, and overall employee satisfaction.

- Operational Excellence: Driving efficiencies through innovation, digital tools, and rigorous process improvements to deliver unparalleled service quality.

- Customer Experience: Prioritizing customer satisfaction, delivering high-quality service, enhancing the digital experience, and ensuring timely, responsive service delivery.

- Selective & Sustainable Growth: Balancing financial performance with sustainable growth opportunities and corporate social responsibility.

- Stakeholder Management: Deepening our relationships with regulators, investors, and local communities to ensure a positive impact on quality of life.

We are excited about the opportunities ahead and confident that these guiding principles will propel Middlesex to even greater heights.



A TRIBUTE TO DENNIS W. DOLL

As we look to the future, it is essential to honor our past. Dennis W. Doll, who retired on February 29, 2024, after serving as President and CEO since 2006, has been a cornerstone of Middlesex Water Company's success. Under his leadership, the Company achieved significant growth, operational excellence, and a steadfast commitment to customer service.

Dennis's visionary approach and dedication have left an indelible mark on our Company and the water industry at large. In recognition of his outstanding contributions, Dennis was honored with the New Jersey Utilities Association Distinguished Service Award in 2024 and had also been recognized with awards from the National Association of Water Companies and as a NJBIZ Icon.

We extend our deepest gratitude to Dennis for his years of unwavering service and leadership.

CELEBRATING OUR 2024 AWARDS

In 2024, Middlesex received several prestigious awards, reflecting our commitment to excellence and leadership in the water industry.

- PR Daily Awards Finalist: Employee Onboarding Video
- New Jersey Legal Awards Finalist: General Counsel Jay L. Kooper
- Best Tasting Water Award: Tidewater Utilities, Inc.
- Distinguished Service Award: Chairman, Dennis W. Doll

These accolades reinforce our ongoing commitment to operational excellence, water quality, and industry leadership.



IN CONCLUSION

Our accomplishments are a testament to the unwavering dedication of our employees, the trust and confidence of our valued customers, and the ongoing support of our shareholders. Each milestone we reached this year has been a collective effort, driven by a shared commitment to excellence. We take immense pride in delivering safe, reliable, and sustainable water services that not only meet the needs of our communities but also contribute to broader economic growth and enhance the overall quality of life for the people we serve.

As we move forward, our focus remains steadfast on the priorities that matter most to our customers and shareholders—providing essential water services while fostering environmental stewardship and supporting local economic development. The progress we have made in 2024 reflects our continued ability to adapt, innovate, and address the challenges of a dynamic industry.

I want to take a moment to express my heartfelt gratitude to all of you—our employees, customers, shareholders, and the entire Board of Directors. Your dedication and partnership are invaluable as we work together to drive long-term value and ensure the continued success of Middlesex Water Company. Thank you for your on-going support. It empowers us to build upon our strong foundation and capitalize on emerging opportunities that will further enhance the value we deliver to both our customers and shareholders. We look forward to the continued journey of growth, sustainability, and shared success in the years ahead.

Sincerely,

Nadine Leslie
President & Chief Executive Officer
Middlesex Water Company

OPERATING REVENUES
(MILLIONS OF DOLLARS)



	'20	'21	'22	'23	'24
	141.6	143.1	162.4	166.3	191.9

NET INCOME
(MILLIONS OF DOLLARS)



	'20	'21	'22	'23	'24
	38.4	36.5	42.4	31.5	44.4

EARNINGS & DIVIDENDS
(DOLLARS PER SHARE)

Earnings per share   Dividends



	'20	'21	'22	'23	'24
Earnings per share	2.18	2.07	2.39	1.76	2.47
Dividends	1.04	1.11	1.18	1.26	1.32

FINANCIAL HIGHLIGHTS

(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)	2022	2023	2024
Operating Revenues	$ 162.4	$ 166.3	$ 191.9
Operations and Maintenance Expenses	79.1	83.1	92.4
Depreciation	23.0	25.2	24.4
Interest Charges	9.4	13.1	14.0
Net Income	42.4	31.5	44.4
Earnings Applicable to Common Stock	42.3	31.4	44.2
Diluted Earnings Per Share	2.39	1.76	2.47
Cash Dividends Paid Per Share	1.18	1.26	1.32
Utility Plant	1,135.4	1,233.9	1,309.8
Return on Average Common Equity	11.0%	7.7%	10.2%

STOCK LISTING

The Company's common shares trade on the Nasdaq GS (Nasdaq)
Global Select Market under the trading symbol MSEX.
The following table sets forth the high and low sales price
of the common stock for the periods indicated,
as reported by Nasdaq, and dividends paid.

	2023			2024		
	High	Low	Dividend Paid	High	Low	Dividend Paid
Q4	$73.47	$61.34	$0.325	$70.73	$51.96	$0.34
Q3	$84.35	$65.37	$0.31	$68.64	$51.48	$0.325
Q2	$84.38	$66.51	$0.31	$59.22	$45.42	$0.325
Q1	$90.56	$72.64	$0.31	$66.20	$48.59	$0.325

MIDDLESEX WATER COMPANY

2024 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number   0-422

MIDDLESEX WATER COMPANY
(Exact name of registrant as specified in its charter)

New Jersey	**22-1114430**
(State of Incorporation)	(IRS employer identification no.)

485C Route 1 South, Suite 400, Iselin New Jersey 08830
(Address o f principal executive offices, including zip code)

(732) 634-1500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of each exchange on which registered:
Common Stock, No Par Value	MSEX	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on their corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrants were required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12(b)-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant at June 30, 2024 was $906,502,416 based on the closing market price of $52.26 per share on the NASDAQ Global Select Market.

The number of shares outstanding for each of the registrant's classes of common stock, as of February 26, 2025:
Common Stock, No par Value 17,887,454 shares outstanding

Documents Incorporated by Reference

Proxy Statement to be filed in connection with the Registrant's Annual Meeting of Stockholders to be held on May 20, 2025, which will be filed with the Securities and Exchange Commission within 120 days of the end of our 2024 fiscal year, is incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described herein.

MIDDLESEX WATER COMPANY
FORM 10-K

INDEX

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report and in the documents incorporated by reference constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "projects," "strategy," or "anticipates," or the negative of those words or other comparable terminology. Middlesex Water Company (the Company) intends that these statements be covered by the safe harbors created under those laws. They include, but are not limited to statements as to:

- expected financial condition, performance, prospects and earnings of the Company;
- strategic plans for growth;
- the amount and timing of rate increases and other regulatory matters, including the recovery of certain costs recorded as regulatory assets;
- the Company's expected liquidity needs during the upcoming fiscal year and beyond and the sources and availability of funds to meet its liquidity needs;
- expected customer rates, consumption volumes, service fees, revenues, margins, expenses and operating results;
- financial projections;
- the expected amount of cash contributions to fund the Company's retirement benefit plans, anticipated discount rates and rates of return on plan assets;
- the ability of the Company to pay dividends;
- the Company's compliance with environmental laws and regulations and estimations of the materiality of any related costs;
- the safety and reliability of the Company's equipment, facilities and operations;
- the Company's plans to renew municipal franchises and consents in the territories it serves;
- trends; and
- the availability and quality of our water supply.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from anticipated results and outcomes include, but are not limited to:

- effects of general economic conditions;
- increases in competition for growth in non-franchised markets to be potentially served by the Company;
- ability of the Company to adequately control selected operating expenses which are necessary to maintain safe and proper utility services, and which may be beyond the Company's control;
- availability of adequate supplies of water;
- actions taken by government regulators, including decisions on rate increase requests;
- new or modified water quality standards and compliance with related legal and regulatory requirements;
- weather variations and other natural phenomena impacting utility operations;
- financial and operating risks associated with acquisitions and, or privatizations;
- acts of war or terrorism;
- cyber-attacks;
- changes in the pace of housing development;
- availability and cost of capital resources;
- timely availability of materials and supplies for operations and for critical infrastructure projects;
- effectiveness of internal control over financial reporting; and
- other factors discussed elsewhere in this annual report.

Many of these factors are beyond the Company's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements, which only speak to the Company's understanding as of the date of this report. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

For an additional discussion of factors that may affect the Company's business and results of operations, see Item 1A - Risk Factors.

Item 1.   Business.

The terms "the Company," "we," "our," and "us" collectively refer to Middlesex Water Company (Middlesex) and its subsidiaries, including Tidewater Utilities, Inc. (Tidewater) and Tidewater's wholly-owned subsidiaries, Southern Shores Water Company, LLC (Southern Shores) and White Marsh Environmental Systems, Inc. (White Marsh). The Company's other subsidiaries are Pinelands Water Company (Pinelands Water) and Pinelands Wastewater Company (Pinelands Wastewater) (collectively, Pinelands), Utility Service Affiliates, Inc. (USA) and Utility Service Affiliates (Perth Amboy) Inc. (USA-PA).

Overview

Middlesex was incorporated as a water utility company in 1897 and owns and operates regulated water utility and wastewater systems primarily in New Jersey and Delaware. Middlesex also operates water and wastewater systems under contract on behalf of municipal and private clients primarily in New Jersey and Delaware. Across our regulated utility systems, we serve approximately 128,000 customers. We operate water and wastewater systems under unregulated contracts for governmental entities and private entities.

Our principal executive offices are located at 485C Route 1 South, Suite 400, Iselin, New Jersey 08830. Our telephone number is (732) 634-1500. Our website address is www.middlesexwater.com. Information contained on our website is not part of this Annual Report on Form 10-K. We make available, free of charge through our website, reports and amendments filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, after such material is electronically filed with or furnished to the United States Securities and Exchange Commission (the SEC). We also periodically provide certain information for investors on our website, and our investor relations website, investors.middlesexwater.com. This includes press releases and other information about dividends on the Company's equity securities.

Middlesex System

Located in New Jersey, the Middlesex System provides water services to approximately 61,000 retail customers, primarily in eastern Middlesex County and under wholesale contracts to the City of Rahway, Townships of Edison and Marlboro, the Borough of Highland Park and the Old Bridge Municipal Utilities Authority. The Middlesex System treats, stores and distributes water for residential, commercial, industrial and fire protection purposes. The Middlesex System also provides water treatment and pumping services to the Township of East Brunswick under contract. The amount of water supply allocated to the Township of East Brunswick is granted directly to the Township by the New Jersey Water Supply Authority. The Middlesex System produced approximately 67% of our 2024 consolidated operating revenues.

The Middlesex System's retail customers are located in an area of approximately 55 square miles in Woodbridge Township, the City of South Amboy, the Boroughs of Metuchen and Carteret, portions of the Township of Edison and the Borough of South Plainfield, all in Middlesex County, and a portion of the Township of Clark in Union County. Retail customers include a mix of residential customers, large industrial concerns and commercial and light industrial facilities. These customers are located in generally well-developed areas of central New Jersey.

The contract customers of the Middlesex System comprise an area of approximately 110 square miles with a population of over 200,000. Contract sales to the Townships of Edison and Marlboro, the City of Rahway and the Old Bridge Municipal Utilities Authority are supplemental to the water systems owned and operated by these customers. Middlesex is the primary source of water for the Borough of Highland Park and the Township of East Brunswick.

Tidewater System

Tidewater, together with its wholly-owned subsidiary, Southern Shores, provides water services to approximately 62,000 retail customers for residential, commercial and fire protection purposes in over 480 separate communities in New Castle, Kent and Sussex Counties, Delaware. The Tidewater System produced approximately 24% of our 2024 consolidated operating revenues.

USA-PA

USA-PA operates the City of Perth Amboy, New Jersey's (Perth Amboy) water and wastewater systems under a ten-year agreement, which expires in December 2028. In addition to performing day-to day operations, USA-PA is also responsible for emergency responses and management of capital projects funded by Perth Amboy. USA-PA produced approximately 3% of our 2024 consolidated operating revenues.

Pinelands Systems

Pinelands Water provides water services to approximately 2,500 residential customers in Burlington County, New Jersey. Pinelands Water is not physically interconnected with the Middlesex System. Pinelands Water produced approximately 1% of our 2024 consolidated operating revenues.

Pinelands Wastewater provides wastewater collection and treatment services to approximately 2,500 residential customers and one municipal wastewater system in Burlington County, New Jersey. Pinelands Wastewater produced approximately 1% of our 2024 consolidated operating revenues.

USA

USA operates the Borough of Avalon, New Jersey's (Avalon) water utility, sewer utility and storm water system under a ten-year operations and maintenance contract expiring in 2032. In addition to performing day-to-day service operations, USA is responsible for emergency responses and management of capital projects funded by Avalon.

USA operates the Borough of Highland Park, New Jersey's (Highland Park) water utility and sewer utility under a ten-year operations and maintenance contract expiring in 2030.

Under a marketing agreement with HomeServe USA Corp. (HomeServe) expiring in 2031, USA offers residential customers in New Jersey and Delaware various water and wastewater related home maintenance programs. HomeServe is a leading national provider of such home maintenance service programs. USA receives a service fee for the billing, cash collection and other administrative matters associated with HomeServe's service contracts.

USA produced approximately 3% of our 2024 consolidated operating revenues.

White Marsh

White Marsh operates or maintains water and/or wastewater systems that serve approximately 4,300 service connections under 28 separate contracts, primarily in New Castle, Kent and Sussex Counties, Delaware. White Marsh also owns two commercial properties that are leased to Tidewater for its administrative office campus and its field operations center. White Marsh produced approximately 1% of our 2024 consolidated operating revenues.

Financial Information

Consolidated operating revenues, operating income and net income are as follows:

| | **(Thousands of Dollars)** | | |
| | **Years Ended December 31,** | | |
	2024	**2023**	**2022**
Operating Revenues	$ 191,877	$ 166,274	$ 162,434
Operating Income	$ 53,210	$ 39,223	$ 47,333
Net Income	$ 44,351	$ 31,524	$ 42,429

Operating revenues were earned from the following sources:

| | **Years Ended December 31,** | | |
	2024	**2023**	**2022**
Residential	51.0%	52.1%	52.3%
Commercial	16.6	14.4	14.0
Industrial	7.2	7.0	6.9
Fire Protection	7.4	7.6	7.8
Contract Sales	11.0	11.5	11.6
Contract Operations	6.8	7.4	7.4
Total	100.0%	100.0%	100.0%

Water Supplies and Contracts

Our New Jersey and Delaware water supply systems are physically separate and are not interconnected. In New Jersey, the Pinelands System is not interconnected with the Middlesex System. We believe we have adequate sources of water supply to meet the current service requirements of our present customers in New Jersey and Delaware.

Middlesex System

Our Middlesex System produced approximately 14.3 billion gallons in 2024 from:

- The Carl J. Olsen Surface Water Treatment Plant (CJO Plant)-10.3 billion gallons;
- Company-owned wells (ground water)-2.9 billion gallons; and
- The balance purchased from a non-affiliated water utility regulated by the New Jersey Board of Public Utilities (NJBPU) under an agreement which expires February 27, 2026. This agreement provides for minimum purchases of 3.0 million gallons per day (mgd) of treated water with provisions for additional purchases.

The Middlesex System's distribution storage facilities are used to supply water to customers at times of peak demand, outages and emergencies.

The principal source of surface water for the Middlesex System is the Delaware & Raritan Canal, which is owned by the State of New Jersey and operated by the New Jersey Water Supply Authority (NJWSA). Middlesex is under contract with the NJWSA, which expires November 30, 2048, and provides for average purchases of 27.0 mgd, with a peak up to 47.0 mgd, of untreated water from the Delaware & Raritan Canal, augmented by the Round Valley/Spruce Run Reservoir System. The untreated surface water is pumped to, and treated at, the CJO Plant.

Tidewater System

Our Tidewater System, together with our wholly-owned subsidiary, Southern Shores, produced approximately 3.3 billion gallons in 2024, primarily from 172 wells. Tidewater expects to submit applications to Delaware regulatory authorities for the approval of additional wells as growth, customer demand and water quality warrant. Tidewater augments its water production with annual purchases of up to 75.0 million gallons of treated water from the City of Dover, Delaware. Tidewater does not have a central water treatment facility for the over 480 separate communities it serves. As the number has grown, many of Tidewater's individual systems have been interconnected, forming several regional systems that are served by multiple water treatment facilities owned by Tidewater.

Pinelands Water System

Water supply to our Pinelands Water System is derived from four wells which produced approximately 141.1 million gallons in 2024. The aggregate pumping capacity of the four wells is 2.2 mgd.

Wastewater Facilities

Pinelands Wastewater System

The Pinelands Wastewater System discharges into the South Branch of the Rancocas Creek through a wastewater treatment plant that provides clarification, sedimentation, filtration and disinfection. The total capacity of the plant is 0.5 mgd, and the system treated approximately 92.6 million gallons in 2024.

Human Capital Management

The Company strives to attract and retain employees by offering competitive compensation and benefits along with career development and training opportunities in a safe, supportive and inclusive work environment. Our mission, our business philosophy and the manner in which we deliver value for our customers, our shareholders and our employees is inherent in what we, as an enterprise, profess to be our core values of Respect, Integrity, Growth, Honesty and Teamwork. Our employees' success is a key element of the Company's success.

Workforce

As of December 31, 2024, the Company had 360 employees. None of our employees is subject to a collective bargaining agreement. We believe our employee relations are positive.

Employee Compensation and Benefits

We offer comprehensive competitive employee compensation and benefit programs consistent with job functions, skill levels, experience, knowledge and geographic location. These programs are periodically independently evaluated by a nationally recognized consulting firm to gauge effectiveness and are benchmarked against industry peers and the overall markets in which we operate our businesses. Compensation increases and incentive compensation are based on merit, which is communicated to employees and documented in our bi-annual performance evaluation process. Benefits include a variety of programs to enhance employee overall physical, mental and financial health and well-being, including healthcare insurance, employer funded retirement savings plans, life insurance, disability insurance, accident insurance, tuition reimbursement, flu shots, wellness newsletters and webinars, flexible hybrid office and remote work capabilities, incentive programs for achieving fitness milestones, financial counseling, elder care assistance, substance abuse support and more.

Safety

The Company has implemented safety programs and management practices designed to promote a culture of safety to protect its employees. This includes required trainings for employees, as well as specific qualifications and certifications for certain operational employees. All employees have been empowered to report, and immediately stop work which, in their personal judgement, is unsafe or is not consistent with our safety policies and procedures. They can take this action without fear of reprisal.

Employee Development and Training

The Company employs various training and other educational programs and has developed company-wide and project-specific training and educational programs, including tuition assistance for full-time employees enrolled in pre-approved undergraduate or graduate courses or professional licensing courses. All employees receive training to identify and report operational and financial risks, as well as risks to Company brand and reputation, which fosters a personal culture of accountability and reinforces our commitment to a safe and sustainable workplace. All employees receive cybersecurity training and other education regarding their use of sensitive data. Our Executive Management team and our Board of Directors continually assess succession plans, leadership development progress and policies and strategies regarding recruitment, retention, career development, diversity, equity and inclusion. Formalized succession planning strategies have been developed for key leadership positions.

Belonging & Inclusion

The Company is committed to fostering a workplace where employees feel valued, respected, and empowered to contribute their unique perspectives. The Company is focused on recruitment and/or development of both external and internal candidates so that all prospective and current employees are provided an opportunity to advance their careers. Statements on belonging and inclusion can be found on our website and are not part of this Annual Report on Form 10-K.

Competition

Our business in our franchised service areas is substantially free from direct competition for growth with other public utilities, municipalities and other entities. However, our ability to provide contract wholesale water supply and operations and maintenance services that are not under the jurisdiction of a state public utility commission is subject to competition from other public utilities, municipalities and other entities. Although Tidewater has been granted exclusive franchises for its existing community water systems, the ability to expand service areas can be affected by the Delaware Public Service Commission (DEPSC) awarding franchises to other regulated water utilities with whom we compete for such franchises and for projects.

Regulation

Our rates charged to customers for utility services, the quality of the services we provide and certain other matters are regulated by the state public utility commissions in the states where we operate, including the NJBPU and the DEPSC (collectively, the Public Utility Commissions).

Our USA, USA-PA and White Marsh subsidiaries are not regulated public utilities as related to rates and service quality. However, they are subject to federal and state environmental regulations with respect to water quality and wastewater effluent quality to the extent such services are provided.

We are subject to environmental and water quality regulation by the following regulatory agencies (collectively, the Government Environmental Regulatory Agencies):

- United States Environmental Protection Agency (USEPA);
- New Jersey Department of Environmental Protection (NJDEP) with respect to operations in New Jersey; and
- Delaware Department of Natural Resources and Environmental Control, the Delaware Department of Health and Social Services-Division of Public Health (DEDPH), and the Delaware River Basin Commission with respect to operations in Delaware.

In addition, our issuances of equity securities are subject to the prior approval of the NJBPU and require registration with the United States Securities and Exchange Commission. Our issuances of long-term debt securities are subject to the prior approval of the respective state Public Utility Commissions.

Regulation of Rates and Services

For regulated rate setting purposes, we account separately for our regulated utility operations to facilitate independent rate setting by the applicable Public Utility Commissions.

In determining our regulated utility rates, the respective Public Utility Commissions consider the revenue, expenses and utility infrastructure used and useful in providing service to the public. Rate determinations by the respective Public Utility Commissions do not guarantee achievement by our regulated utility companies of specific rates of return for our regulated utility operations. Thus, we may not achieve the rates of return authorized by the Public Utility Commissions. In addition, there can be no assurance that any future rate increases will be granted or, if granted, that they will be in the amounts requested.

Middlesex Rate Matters

The approval by the NJBPU in February 2024 of the negotiated settlement of the Middlesex 2023 base rate case is expected to increase annual operating revenues by $15.4 million, effective March 1, 2024. The approved tariff rates were designed to recover increased operating costs as well as a return on invested capital of $563.1 million, based on an authorized return on common equity of 9.6%. Middlesex has made capital infrastructure investments to ensure prudent upgrade and replacement of its utility assets to support continued regulatory compliance, resilience and overall quality of service. In August 2023, Middlesex and 3M Company (3M) executed a settlement agreement (Settlement Agreement) to resolve a lawsuit Middlesex previously initiated claiming 3M introduced Perfluoroalkyl Substances (PFAS) into the Company's water supply for its Park Avenue Wellfield Treatment Plant (Park Avenue Plant). The rate case settlement provided that the net proceeds from the 3M Settlement Agreement were to be used to mitigate the increase in customer rates and reimburse Middlesex for previously incurred costs for the construction of the Park Avenue Plant PFAS treatment upgrades, including depreciation and carrying costs. This resulted in the reclassification of $48.3 million from Regulatory Liabilities to Contributions in Aid of Construction from the December 31, 2023 balance sheet. In 2024, the Company also recognized the recovery of $0.9 million for depreciation and $4.1 million for carrying costs associated with the Park Avenue Plant PFAS treatment upgrades, as well as the recovery of $2.6 million of previously incurred operating treatment costs while the Park Avenue Plant PFAS treatment upgrades were in process.

The Middlesex Lead Service Line Replacement (LSLR) Plan, which was approved by the NJBPU in January 2024, has commenced and Middlesex is currently recovering $1.2 million of costs for replacing customer-owned lead service lines incurred through June 2024, which are being recovered between September 2024 and February 2025. Costs of $0.6 million for replacing customer-owned lead service lines incurred between July 2024 through December 2024 will be recovered beginning in March 2025 through August 2025. The LSLR surcharge is required to be reset every six months over the life of the LSLR Plan. Cost recovery for replacing Company-owned lead service lines are recoverable through traditional rate making in connection with general rate case filings.

In October 2023, the NJBPU approved Middlesex's petition for a Distribution System Improvement Charge (DSIC) Foundation Filing, which is a prerequisite to implementing a DSIC rate that allows water utilities to recover investments in, and generate a return on, qualifying capital improvements to their water distribution system made between base rate proceedings. Middlesex is authorized to recover DSIC revenues up to five percent (5%) of total revenues established in Middlesex's 2021 base rate proceeding, or approximately $5.5 million. Semi-annually, beginning in April 2024, the Company must file for a change in its DSIC rate seeking recovery for DSIC-eligible investments made during the period. DSIC rates remain in effect until Middlesex's next base rate case increase subsequent to the March 1, 2024 increase. Under the terms of the Foundational Filing, the Company is required to file a base rate petition before November 2026.

In May 2024, the NJBPU approved a DSIC rate, effective May 26, 2024, that is expected to result in $0.5 million of annual revenue. In November 2024, the NJBPU approved a DSIC rate, effective November 26, 2024, that is expected to result in an additional $0.6 million of annual revenue. Middlesex expects to file for an additional DSIC rate increase in April 2025.

In February 2025, the NJBPU approved Middlesex's petition to reset its Purchased Water Adjustment Clause (PWAC) tariff rate to recover additional annual costs of $0.5 million, primarily for the purchase of treated water from a non-affiliated water utility regulated by the NJBPU. A PWAC is a rate mechanism that allows for the recovery of increased purchased water costs between base rate case filings. The PWAC is reset to zero once those increased costs are included in base rates. The new PWAC rate will be effective March 1, 2025.

Tidewater Rate Matters

In September 2024, the DEPSC approved Tidewater's petition to recover up to $2.1 million of costs associated with Tidewater's obligation to identify and inventory lead service lines throughout Tidewater's service area, as required by federal law and Delaware regulations. Recovery of these costs began February 1, 2025 and is expected to continue through January 2028. Through December 31, 2024, Tidewater has spent $1.8 million, which is included in Regulatory Assets.

In August 2024, Tidewater filed an application with the DEPSC to increase its general rates for water service. In the application, Tidewater seeks an overall increase in annual operating revenue of $10.3 million or 25.66% over current revenue. The request for rate increases will allow Tidewater to recover prudently incurred investments made in the last ten years to support continued regulatory compliance, enhanced water quality, service reliability, security and resiliency of the water utility infrastructure assets. Effective October 30, 2024, Tidewater received approval of the DEPSC to suspend its DSIC rate and implement an interim rate increase, which is expected to result in approximately $2.5 million of annual revenues, subject to refund pending the outcome of the rate case application.

In February 2025, Tidewater and the Town of Ocean View, Delaware's (Ocean View) joint application of Tidewater's purchase of all of the rights, title, and interest in the water utility assets of Ocean View for $4.6 million was approved by the DEPSC. Ocean View serves approximately 900 customers in Sussex County, Delaware. Tidewater currently provides water service to most residents of Ocean View other that the 900 customers currently served by Ocean View. Closing on this purchase is expected by April 2025.

Southern Shores Rate Matters

Southern Shores provides water service to a 2,200 unit condominium community in Sussex County, Delaware under a DEPSC-approved agreement expiring December 31, 2029 . Under the agreement, rates are increased when there are unanticipated capital expenditures or regulatory related changes in operating expenses exceed certain thresholds. In 2024, capital expenditures did exceed the established threshold. In addition, rates are increased annually by the lesser of the regional Consumer Price Index or 3%. Effective January 1, 2025, Southern Shores rates were increased $0.1 million or 6.51%.

Regulatory Service Matters

Twin Lakes Utilities, Inc. (Twin Lakes) – Twin Lakes provides water services to approximately 115 residential customers in Shohola, Pennsylvania. In January 2021, the Pennsylvania Public Utility Commission (PAPUC) appointed a large Pennsylvania based investor-owned utility as the receiver (the Receiver Utility) of the Twin Lakes system. In November 2021, the PAPUC issued an Order ordering the Receiver Utility to acquire the Twin Lakes water system and for Middlesex, the parent company of Twin Lakes, to submit $1.7 million into an escrow account within 30 days. In January 2025, the United States Court of Appeals for the Third Circuit (Third Circuit Court) upheld the PAPUC Order. Following the Third Circuit Court's decision, Middlesex will not pursue further litigation in the federal courts and intends to submit the required escrow payment to complete the Receiver Utility's acquisition of the Twin Lakes system. The estimated loss recorded by the Company related to this matter, and the financial results, total assets and financial obligations of Twin Lakes are not material to Middlesex.

Water and Wastewater Quality and Environmental Regulations

Government environmental regulatory agencies regulate our operations in New Jersey and Delaware with respect to water supply, treatment and distribution systems and the quality of the water. They also regulate our operations with respect to wastewater collection, treatment and disposal.

Regulations relating to water quality require us to perform tests to ensure our water meets state and federal quality requirements. We participate in industry-related research to identify technologies that may reduce the level of organic, inorganic and synthetic compounds found in water. The cost to water utilities to comply with any proposed water quality standards depends in part on the limits set in the regulations and on the method selected to treat the water to the required standards. We regularly test our water to determine compliance with government environmental regulatory agencies' water quality standards.

In April 2024, the USEPA finalized drinking water regulations for PFAS, establishing maximum contaminant levels (MCLs) for three PFAS compounds (Regulated PFAS) that are lower than the current New Jersey Department of Environmental Protection MCLs adhered to by the Company. Under the new USEPA regulations effective April 2024, water systems must monitor for Regulated PFAS and have three years to complete initial monitoring (by April 2027), followed by ongoing compliance monitoring. Water systems must also provide the public with information on the levels of Regulated PFAS in their drinking water beginning in 2027. Water systems have five years (by April 2029) to implement solutions that reduce Regulated PFAS if monitoring shows that drinking water levels exceed these MCLs.

Beginning in April 2029, water systems that have Regulated PFAS in drinking water which exceeds one or more of these MCLs must take action to reduce levels of these PFAS compounds in their drinking water and must provide notification to the public of the violation.

In anticipation of these new USEPA standards, in 2023, the Company began implementing its strategy to meet these lower MCLs for Regulated PFAS and is currently performing preliminary engineering studies to ensure that effective PFAS treatment approaches are implemented.

We treat the groundwater supplies in our Middlesex System with chlorination for primary disinfection purposes and use air stripping for removal of volatile organic compounds.

Surface water treatment in our Middlesex System is by conventional treatment; coagulation, sedimentation and filtration. The treatment process includes pH adjustment, ozone and chlorination for disinfection, and corrosion control for the distribution system.

Treatment of groundwater in our Tidewater System is by chlorination for disinfection purposes and, in some cases, pH adjustment and filtration for nitrate and iron removal and granular activated carbon filtration for organics removal. Chloramination is used for final disinfection at Southern Shores.

Treatment of groundwater in the Pinelands Water System (primary disinfection only) is performed at individual well sites.

Treatment of wastewater in the Pinelands Wastewater System includes the use of rotating biological contactors.

The NJDEP and DEDPH monitor our activities and review the results of water quality tests that are performed for adherence to applicable regulations. Other applicable regulations include the Lead, Copper and Lead Service Line Rules, the Federal Surface Water Treatment Rule and the Federal Total Coliform Rule and regulations for maximum contaminant levels established for various volatile organic compounds.

The Company must comply with various environmental laws and regulations promulgated by the USEPA, NJDEP and other governmental agencies, including the Toxic Catastrophe Prevention Act, the Spill Prevention, Control, and Countermeasure Rule and the Discharge Prevention Program of the New Jersey Spill Compensation and Control Act.

Seasonality

Customer demand for our water during the warmer months is generally greater than other times of the year due primarily to additional consumption of water in connection with irrigation systems, swimming pools, cooling systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand may vary with temperature and rainfall timing and overall levels. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the customer demand for our water may decrease and therefore, adversely affect our revenues.

Management

Upon the retirements of President and Chief Executive Officer Dennis W. Doll, and Senior Vice President, Treasurer and Chief Financial Officer Bruce O'Connor, the Company named Nadine Leslie its new President and Chief Executive Officer effective March 1, 2024 and Mohammed G. Zerhouni its new Senior Vice President, Chief Financial Officer and Treasurer effective June 24, 2024. Ms. Leslie was also appointed to the Board of Directors effective March 1, 2024.

In December 2024, the Company named Gregory Sorensen its new Vice President and Chief Operating Officer. His responsibilities include water and wastewater operations, capital program planning and delivery, safety and security, sustainability, and growth initiatives.

This table lists information concerning our executive management team:

Name	Age	Principal Position(s)
Nadine Leslie	61	President, Chief Executive Officer and Director
Mohammed G. Zerhouni	49	Senior Vice President, Chief Financial Officer and Treasurer
Gregory Sorensen	54	Vice President and Chief Operating Officer
Robert K. Fullagar	58	President – New Jersey Operations
Lorrie B. Ginegaw	49	Vice President - Human Resources
Jay L. Kooper	52	Vice President - General Counsel and Secretary
Georgia M. Simpson	51	Vice President -Information Technology and Chief Technology Officer
Bruce E. Patrick	56	President- Delaware Operations
Brian Hague	52	Vice President - Communications and Corporate Affairs
Robert J. Capko	51	Corporate Controller and Principal Accounting Officer

Nadine Leslie – Ms. Leslie joined the Company as President and Chief Executive Officer in March 2024. Ms. Leslie is an accomplished leader with more than 25 years of domestic and international experience in the Water Industry. She previously served as Chief Executive Officer of Suez North America from 2019 to 2022. Ms. Leslie holds a Bachelor of Science degree in civil engineering from the Faculte des Sciences in Haiti and completed an internship/scholarship program in urban planning at La Cambre University in Belgium. Ms. Leslie currently serves as a Director on the Board of Directors of Provident Financial Services, Inc. (since June 2021) and Syensqo SA/NV (since December 2023).

Mohammed G. Zerhouni – Mr. Zerhouni, a Certified Public Accountant, joined the Company in June 2024 as Senior Vice President, Chief Financial Officer and Treasurer. He was most recently the Senior Vice President of Finance and Principal Accounting Officer of SJW Group. Prior to joining SJW Group, he was the Chief Financial Officer for Veolia North America's regulated utility business. Mr. Zerhouni served in various roles of increasing responsibility up to Senior Manager in the audit practice of PricewaterhouseCoopers LLP. Mr. Zerhouni attended Franklin University, where he received a Bachelor of Science in Accounting and a Masters in Business Administration.

Gregory Sorensen - Mr. Sorensen joined the Company in December 2024 as Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Sorensen served as President, West Region at Liberty Utilities where he led a team of 800 professionals delivering safe and reliable water, wastewater, and electric service in Arizona, California, Texas and Chile. At Liberty, Mr. Sorensen had nearly 20 years of progressive leadership roles including in accounting, customer service, engineering, operations and general management. Before joining Liberty, Mr. Sorensen worked in various roles in accounting and finance for an international call center company in Arizona and in public accounting in North Carolina and Georgia, where he maintains his Certified Public Accountant license. Mr. Sorensen attended Wake Forest University where he received a Bachelor of Science in Accounting.

Robert K. Fullagar – Mr. Fullagar, a licensed professional engineer, joined the Company in 1997, was named Assistant Vice President-Operations in January 2019 and promoted to Vice President-Operations in July 2019. In February 2025, Mr. Fullagar was promoted to President-New Jersey Operations. Mr. Fullagar attended the New Jersey Institute of Technology, where he received a Bachelor of Science Degree in Civil Engineering. Mr. Fullagar serves as Sector Chair of the New Jersey Infrastructure Advisory Committee and is a Member of the NJDEP's Licensed Operator Advisory Committee.

Lorrie B. Ginegaw – Ms. Ginegaw joined Tidewater in 2004 and in 2007 was promoted to Director of Human Resources for Middlesex. In March 2012, Ms. Ginegaw was named Vice President-Human Resources. Prior to joining the Company, Ms. Ginegaw worked in various human resources positions in the healthcare and transportation/logistics industries and is a Society for Human Resource Management Certified Professional. Ms. Ginegaw attended Wichita State University, where she received a Bachelor of Arts in Field Studies, Business and Psychology, and Wilmington University, where she received a Master's in Business Administration. Ms. Ginegaw serves as a volunteer director on the Board of the New Jersey Utilities Association.

Jay L. Kooper – Mr. Kooper joined the Company in 2014 as Vice President and General Counsel and serves as Secretary for the Company and all subsidiaries. Prior to joining the Company, Mr. Kooper held various positions in private and public entities as well as in private law practice, representing electric, gas, water, wastewater, telephone and cable companies as well as municipalities and private clients before 17 state public utility commissions and legislatures, federal agencies and federal and state appellate courts. Mr. Kooper serves as a volunteer director on selected non-profit utility industry-related Boards including the National Association of Water Companies (current Director and Chairman of the New Jersey Chapter) and the New Jersey State Bar Association's Public Utility Law Section (current Consultor and Past Chairman) and on other non-profit boards based in New Jersey, including as President of Temple B'Nai Abraham in Livingston, New Jersey and as a Director of the Crohn's and Colitis Foundation's New Jersey Chapter.

Georgia M. Simpson – Ms. Simpson joined the Company in 2009, was named Assistant Vice President-Information Technology in January 2019 and promoted to Vice President- Information Technology in July 2019. In April 2022, Ms. Simpson was named Chief Technology Officer. Prior to joining the Company, Ms. Simpson held various Information Technology positions and has gained an extensive array of technical and business computer certifications. Ms. Simpson graduated from Monroe College in New York with a Bachelor's Degree in Information Systems. Ms. Simpson serves as a member of the Delaware Cyber Security Advisory Council, the Society for Information Management, New Jersey chapter and the Project Management Institute, New Jersey chapter.

Bruce E. Patrick – Mr. Patrick, a licensed professional engineer, joined Tidewater in February 2002 as Vice President of Engineering. He was promoted to Vice President and General Manager in April 2012, Executive Vice President in April 2023, and President in December 2023. Mr. Patrick has extensive experience in regulatory compliance, permitting, planning and design. Prior to joining Tidewater, he served as Kent County, Delaware Public Works Director and County Engineer where he had overall responsibility for the County's regional wastewater facilities. Mr. Patrick also held prior positions with the Delaware Department of Natural Resources and Environmental Control as well as the Delaware Division of Public Health.

Brian Hague – Mr. Hague joined the Company in February 2025 as Vice President, Communications and Corporate Affairs. For more than 20 years, Mr. Hague has held numerous management positions in both the public and private sectors, most recently as Director of Government Affairs & Communications at American Dream. Mr. Hague holds a Bachelor of Arts degree from Rutgers University and is, and has been, a board member for various state and local business associations, advocacy groups, and non-profit organizations.

Robert J. Capko – Mr. Capko, a Certified Public Accountant, joined the Company in 2009 as Corporate Controller. On March 28, 2023, Mr. Capko was appointed Principal Accounting Officer of Middlesex. Mr. Capko is also a Director and Treasurer of Tidewater and White Marsh and Controller of USA, USA-PA, Pinelands Water and Pinelands Wastewater. Prior to joining Middlesex, Mr. Capko was an Audit Senior Manager with Deloitte & Touche LLP, with a focus on publicly traded regulated utilities including several regulated public utility clients subject to the jurisdiction of the NJBPU.

ITEM 1A. RISK FACTORS.

Operational Risks

Weather conditions and overuse of underground aquifers may interfere with our sources of water, demand for water services and our ability to supply water to customers.

Our ability to meet current and future water demands of our customers depends on the availability of an adequate supply of water. Unexpected conditions may interfere with our water supply sources. Drought and overuse of underground aquifers may limit the availability of ground and/or surface water. Freezing weather may also contribute to water transmission interruptions caused by water main breakage. Any interruption in our water supply could cause a reduction in our revenue and profitability. These factors may adversely affect our ability to supply water in sufficient quantities to our customers. Governmental drought restrictions, heightened levels of rainfall and temperatures during the typically warmer months that are cooler than normal may result in decreased customer demand for water services and can adversely affect our revenue and earnings.

Our water sources or water service provided to customers may become contaminated by naturally-occurring or man-made compounds and events. This may cause disruption in services and impose operational and regulatory enforcement costs upon us to restore the water to required levels of quality as well as may damage our reputation and cause private litigation claims against us.

Our sources of water or water in our distribution systems have in the past and in the future may again become contaminated by naturally-occurring or man-made compounds or other contaminants. In the event that any portion of our water supply sources or water distribution systems is contaminated, we may need to interrupt service to our customers until we are able to remediate the contamination or substitute the flow of water from an uncontaminated water source through existing interconnections with other water purveyors or through our transmission and distribution systems, where possible. We may also incur significant costs in treating any contaminated water, or remediating the effects on our treatment and distribution systems, through the use of our current treatment facilities, or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water supply in a cost-effective manner, may reduce our revenues or increase our expenses and make us less profitable.

We may be unable to recover costs associated with treating water supplies through rates or, recovery of these costs may not occur in a timely manner. In addition, we could be subject to claims for damages arising from government enforcement actions or legal actions arising out of interruption of service or actual or perceived human exposure to contaminants in our drinking water and water supplies. Such costs could adversely affect our financial results.

Contamination of the water supply or the water service provided to our customers could result in substantial injury or damage to our customers, employees or others and we could be exposed to substantial claims and litigation, which are inherently subject to uncertainties and are potentially subject to unfavorable regulatory and/or legal actions. Previously, claims have been brought against us alleging our customers received contaminated water. Negative impacts to our profitability and/or our reputation may occur even if we are not responsible for the contamination or the consequences arising out of human exposure to contamination or hazardous substances in the water supplies. Pending or future claims against us could have a material adverse impact on our financial condition, results of operations and cash flows.

The necessity for ongoing physical and technological security has resulted, and may continue to result, in increased operating costs.

Because of physical and technological threats to the health and security of the United States of America, we employ physical and technological security measures to guard against such threats and have implemented procedures to review and modify security measures. We provide ongoing training and communications to our employees about threats to our water supply, our assets and related systems and our employees' personal safety. We have incurred, and will continue to incur, costs for security measures in efforts to protect against such risks.

Climate variability may cause weather volatility in the future, which may impact water usage and related revenue or, may require additional expenditures to reduce risk associated with any increasing storm, flood, drought or other weather occurrences.

Increased climate variability may cause increased precipitation and flooding, increased frequency and severity of storms and droughts and other weather events, any of which may result in degradation of water quality, decreases in available water supply, changes in water usage patterns and disruptions in service. Because of the uncertainty of weather volatility related to climate variability, we cannot predict its potential impact on our financial condition, results of operations, cash flows and liquidity. Although some or all potential expenditures and costs with respect to our regulated businesses could be recovered through rates we charge to our customers, there can be no assurance that the NJBPU or the DEPSC would authorize recovery of such costs, in whole or in part.

Regulatory Risks

Our revenue and earnings depend on the rates we charge our customers. We cannot raise utility rates in our regulated businesses without petitioning and receiving approval from the appropriate Public Utility Commissions. If these agencies modify, delay or deny our petition, our revenues will not increase and our earnings will decline unless we are able to reduce costs without degrading service quality.

The NJBPU regulates our public utility companies in New Jersey with respect to rates and charges for service, classification of accounts, awards of new service territory, acquisitions, financings and other matters. That means, for example, that we cannot raise the utility rates we charge to our customers without first petitioning the NJBPU for approval and navigating a lengthy administrative process. Similarly, the DEPSC regulates our public utility companies in Delaware. We cannot provide assurance as to when we will request approval for any such matter, nor can we predict whether these Public Utility Commissions will approve, deny or reduce the amount of such requests.

Certain costs are not completely within our control. The failure to obtain any rate increase would prevent us from increasing our revenues and, unless we are able to reduce costs without degrading service quality, would result in reduced earnings.

We are subject to environmental laws and regulations, including water quality and wastewater effluent quality regulations, as well as other state and local regulations. Compliance with those laws and regulations requires us to incur costs and we are subject to fines or other sanctions for non-compliance.

Government environmental regulatory agencies regulate our operations in New Jersey and Delaware with respect to water supply, treatment and distribution systems and the quality of water. Government environmental regulatory agencies also regulate our operations in New Jersey and Delaware with respect to wastewater collection, treatment and disposal.

Government environmental regulatory agencies' regulations relating to water quality require us to perform additional testing to ensure our water meets state and federal water quality requirements. We are subject to USEPA regulations under the Federal Safe Drinking Water Act and under the Federal Clean Water Act regarding wastewater services. Regulations under the Safe Drinking Water Act include the Lead and Copper Rule, the maximum contaminant levels established for various volatile organic compounds, the Federal Surface Water Treatment Rule and the Total Coliform Rule. There are also similar NJDEP regulations for our New Jersey water systems. The NJDEP and DEDPH monitor our activities and review the results of water quality tests we perform for adherence to applicable regulations. In addition, Government Environmental Regulatory Agencies are continually reviewing regulations governing the limits of certain organic compounds found in the water as byproducts of treatment.

We are also subject to regulations related to fire protection services in New Jersey and Delaware. In New Jersey there is no state-wide fire protection regulatory agency. However, New Jersey regulations exist as to the size of piping required regarding the provision of fire protection services. In Delaware, fire protection is regulated statewide by the Office of State Fire Marshal.

The cost of compliance with the water and wastewater effluent quality standards depends in part on the limits set in the regulations and on the methods selected to comply with these standards. If new or more restrictive standards are imposed, the cost of compliance could increase and therefore, have an adverse impact on our revenues and results of operations if we cannot recover those costs through the rates we charge our customers. The cost of compliance with fire protection requirements could also increase and make us less profitable if we cannot recover those costs through our rates charged to our customers.

The Company must comply with various environmental laws and regulations promulgated by the USEPA, NJDEP and other governmental agencies, including the Toxic Catastrophe Prevention Act, the Spill Prevention, Control, and Countermeasure Rule and the Discharge Prevention Program of the New Jersey Spill Compensation and Control Act. If we fail to comply with environmental or other laws and regulations to which our business is subject, we could be fined or subject to other sanctions, which could adversely impact our business or results of operations.

Financial Risks

We depend upon our ability to raise money in the capital markets to finance some of the costs of complying with laws and regulations, including environmental laws and regulations or to pay for some of the costs of improvements to or the expansion of our utility system assets. Our regulated utility companies cannot issue debt or equity securities without prior regulatory approval.

We require financing from external sources to fund the ongoing capital program for the improvement in our utility system assets and for planned expansion of those systems. We expect to spend approximately $387 million for capital projects through 2027. We must obtain prior approval from our economic regulators to sell debt or equity securities to raise capital for these projects. If sufficient capital is not available, or the cost of capital is too high, or if the regulatory authorities deny our petition to sell debt or equity securities, we may not be able to meet the costs of complying with environmental laws and regulations or the costs of improving and expanding our utility system assets to the level we believe operationally prudent. This may result in the imposition of fines from environmental regulators or restrictions on our operations which could curtail our ability to upgrade or replace utility system assets and have a material adverse effect on our financial condition and results of operations.

We face competition from other utilities and service providers which might hinder our growth opportunities and mitigate our future profitability.

We face risks of competition from other utilities or other entities authorized by federal, state or local agencies to expand rate-regulated or contracted utility services. Once a state utility regulator grants a franchise to a public utility to serve a specific territory, that utility effectively has an exclusive right to service that territory. Although a new franchise offers some protection against competitors, the pursuit of franchises is often competitive, particularly in Delaware, where new franchises may be awarded to utilities based upon competitive negotiation. Competing entities have challenged, and may challenge in the future, our applications for new franchises. Also, third parties entering into agreements to operate municipal utility systems may adversely affect the management of our long-term agreements to supply water or wastewater services on a contract basis to those municipalities, which could adversely affect our financial results.

We have short-term and long-term contractual obligations for water, wastewater and storm water system operation and maintenance under which we may incur costs in excess of payments received.

USA-PA and USA operate and maintain water and wastewater systems for three New Jersey municipalities under 10-year contracts expiring in 2028, 2030 and 2032, respectively. These contracts do not protect us against incurring costs in excess of revenues we earn pursuant to the contracts. There can be no assurance we will not experience losses resulting from these contracts. Losses under these contracts, or our failure or inability to perform or renew such agreements, may have a material adverse effect on our financial condition and results of operations.

Capital market conditions and key assumptions may adversely impact the value of our postretirement benefit plan assets and liabilities.

Market factors can adversely affect (1) the rate of return on assets held in trusts to satisfy our future postretirement benefit obligations and (2) interest rates. Reduced rates of return can increase the level of contributions required by us to satisfy future postretirement benefit obligations. Changes in interest rates impact the discount rates used in the determination of our postretirement benefit actuarial valuations. In addition, changes in demographics, such as increases in life expectancy assumptions, can increase future postretirement benefit obligations. Any negative impact to these factors, either individually or a combination thereof, may have a material adverse effect on our financial condition and results of operations.

An element of our growth strategy is the acquisition of water and wastewater assets, operations, contracts or companies. Any pending or future acquisitions we decide to undertake will involve risks.

The acquisition and/or operation of additional water and wastewater systems is an element of our growth strategy. This strategy depends on identifying suitable opportunities that meet our risk and reward profile and reaching mutually agreeable terms with acquisition candidates or contract parties. Acquisitions may result in dilution in the value of our equity securities, incurrence of debt and contingent liabilities and fluctuations in financial results. In addition, identifying suitable opportunities, negotiating terms, and integrating operations may require management attention without any assurance of achieving a projected outcome. Even if an acquisition is successfully consummated, or we enter into an agreement to operate additional water or wastewater systems, the assets, operations, contracts or companies we acquire may not achieve the projected revenues and profitability.

Our ability to achieve organic customer growth in our market area is dependent on the residential building market. New housing starts and home sale closings are one element that impacts our rate of growth and therefore, may not meet our expectations.

We expect our revenues to increase from customer growth for our regulated water operations as a result of anticipated construction, sale and close of new housing units. If housing starts decline, or do not increase as we have projected, or home sales closing cycle times increase as a result of economic conditions or otherwise, the timing and extent of our organic revenue growth may not meet our expectations, our deferred project costs may not produce revenue-generating projects in the timeframes anticipated and our financial results could be negatively impacted.

There can be no assurance we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

We have paid dividends on our common stock each year since 1912 and have increased the amount of dividends paid each year since 1973. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends and the amount of those dividends. There can be no assurance we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

If we are unable to pay the principal and interest on our indebtedness as it comes due or we default under certain other provisions of our loan documents, our indebtedness could be accelerated and our results of operations and financial condition could be adversely affected.

Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by many factors, some of which are beyond our control.

We believe cash generated from operations and, if necessary, borrowings under existing credit facilities, will be sufficient to enable us to make our debt payments as they become due. If, however, we do not generate sufficient cash, we may be required to attempt to refinance our obligations or sell additional equity.

No assurance can be given that any refinancing or sale of equity will be possible when needed, or that we will be able to negotiate favorable terms. In addition, our failure to comply with certain provisions contained in our trust indentures and loan agreements relating to our outstanding indebtedness could lead to a default under these documents, which could result in an acceleration of our indebtedness.

The current concentration of our business in central New Jersey and in Delaware makes us susceptible to adverse developments in local regulatory, economic, demographic, competitive and weather conditions.

Our Middlesex System provides water services to customers located primarily in eastern Middlesex County, New Jersey. Water service is provided under wholesale contracts to the Townships of Edison, East Brunswick and Marlboro, the Borough of Highland Park, the Old Bridge Municipal Utilities Authority and the City of Rahway. We also provide water services to customers in the State of Delaware. Our revenues and operating results are therefore subject to local regulatory, economic, demographic, competitive and weather conditions in a relatively concentrated geographic area. A change in any of these conditions could make it more costly for us to conduct our business or reduce the revenue earned in conducting our business.

We are subject to anti-takeover measures that may be used to discourage, delay or prevent changes of control that might benefit non-management shareholders.

Subsection 10A of the New Jersey Business Corporation Act, known as the New Jersey Shareholders Protection Act, applies to us. The Shareholders Protection Act deters merger proposals, tender offers or other attempts to effect changes in control that are not approved by our Board of Directors. In addition, we have a classified Board of Directors, which means only a portion of the Director population is elected each year. A classified Board can make it more difficult for an acquirer to gain control of the Company by voting its candidates onto the Board of Directors and may also deter merger proposals and tender offers. Our Board of Directors also has the ability, subject to obtaining NJBPU approval, to issue one or more series of preferred stock having such number of shares, designation, preferences, voting rights, limitations and other rights as the Board of Directors may fix. This could be used by the Board of Directors to discourage, delay or prevent an acquisition the Board of Directors determines is not in the best interest of the common shareholders.

General Risks

General economic conditions may materially and adversely affect our financial condition and results of operations.

Adverse economic conditions could negatively impact our customers' water usage demands, particularly the level of water usage demand by our commercial and industrial customers in our Middlesex System. If water demand by our commercial and industrial customers in our Middlesex System decreases, our financial condition and results of operations could be negatively impacted until completion of a subsequent base rate filing.

We rely on our information technology systems to help manage our operations.

Our information technology systems require periodic modifications, upgrades and/or replacement which subject us to costs and risks including potential disruption of our internal control structure, substantial unanticipated capital expenditures, additional operating expenses, retention of sufficiently skilled personnel and other risks in transitioning to new systems or integrating new systems. A failure to modify, upgrade or replace our information technology systems could have an adverse impact on our business. In addition, challenges implementing new technology systems may cause disruptions in our business operations and have an adverse effect on our business operations.

Our information technology systems may be subject to physical and cyber attacks.

We rely on our computer, information and communications technology systems in connection with the operation of our business, especially with respect to customer service and billing, accounting and, in some cases, the monitoring and operation of our operating facilities. Our computer and communications systems and operations could be damaged or interrupted by natural disasters, cyber-attacks, power loss and internet, telecommunications or data network failures or acts of war or terrorism or similar events or disruptions. Any of these or other events could cause service interruption, delays and loss of critical data or, impede aspects of operations and therefore, adversely affect our financial results.

Cyber-attacks could result in the loss, or compromise, of customer, financial or operational data, disruption of billing, collections or normal field service activities, disruption of electronic monitoring and control of operational systems and delays in financial reporting and other management functions. Possible impacts associated with a cyber-incident may include remediation costs related to lost, stolen, or compromised data, repairs to data processing systems, increased cyber security protection costs, adverse effects on our compliance with regulatory and environmental laws and regulations, including standards for drinking water, litigation and reputational damage.

We depend significantly on the technical and management services of our team, and the departure of any of certain persons could cause our operating results to temporarily be short of our expectations.

Our success depends significantly on the continued individual and collective contributions of our team. If we lose the services of certain members of our team, or are unable to attract and retain qualified personnel in key roles, our operating results could be negatively impacted.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C.   CYBERSECURITY

Cybersecurity Program

The Company's cybersecurity program is an integral element of the Company's overarching strategic plan and risk management system. The robustness of the cybersecurity initiatives directly impact the realization of the Company's mission, vision, and goals. Aligned with the National Institute of Standards and Technology Cyber Security Framework, the Company employs a comprehensive "defense-in-depth" strategy, deploying multiple security measures to safeguard its operational environment and data integrity systems.

The Company continually evaluates and refines its cybersecurity program in response to key factors such as evolving threat landscapes, program maturation, gap analysis, and guidance from external security consultants. The Company's cybersecurity program relies on three key pillars: People, Process and Technology (PPT) to deliver a robust cybersecurity program. The cybersecurity program includes various aspects of PPT, including, but not limited to:

● **Technology:** Encryption, threat management, backups, monitoring, investigative support utilizing artificial intelligence embedded tools;

● **Identity and Access Control Management Tools:** Multi-factor authentication, monitoring and alerting of privilege account access;

● **Cybersecurity Processes:** Vulnerability scanning, penetration testing, and periodic assessments conducted by external security consultants;

● **Incident Response Training:** Regularly assessed incident response preparedness through various incident response and disaster recovery exercises; and

● **Cyber Risk Awareness and Training:** Frequent simulation exercises to heighten awareness of cybersecurity threats and educate our user community on preventative measures and reporting protocols. All employees participate in required periodic training with respect to cybersecurity risk and risk mitigation.

Our Chief Technology Officer (CTO), with over 25 years of experience in various disciplines of information technology, oversees the cybersecurity program. Reporting to the Chief Executive Officer, the CTO provides regular briefs to the Board of Directors (the Board) and executive management, informing them about prevention, detection, mitigation, and remediation of cybersecurity incidents, as well as ongoing risks and threats.

In our industry, the continuous functioning of information systems is of the utmost importance. Leveraging information technology systems, we collect, process and safeguard sensitive data and utilize automated tools to operate our plants.

Cybersecurity threats encompass potential hazards such as malicious code, employee misconduct, advanced persistent threats, fraud, and phishing attacks. These risks have the potential to lead to information technology system failures, threat to water supply, or compromise of sensitive information.

Our cybersecurity program aims to protect the uninterrupted availability of critical information technology resources. Regular assessments, conducted both internally and by third parties, evaluate our program against industry standards, including the National Institute of Standards and Technology Cybersecurity Standard and the Risk Management Framework.

Although we have not experienced cybersecurity breaches or incidents that have significantly impacted our financial condition, results of operations, or business strategy, the effectiveness of our measures to prevent, detect, mitigate, or recover is based on currently known threats and recovery methods. There is no guarantee that cybersecurity breaches or incidents will not impact our business operations, strategy, financial condition, or operations.

The ever-evolving landscape of cybersecurity threats introduces ongoing challenges. The Company recognizes the increasing frequency and sophistication of these threats. Despite implementing measures to secure operational and technology systems and fostering a culture of continuous improvement, the dynamic nature of cyber-attacks and vulnerabilities implies that these defenses may not be foolproof.

Cybersecurity Risk Management Program and Strategy
Cybersecurity risk management strategy is an integral component of our operations and our overall risk management process. Recognizing the dynamic nature of cybersecurity threats, we have implemented a comprehensive risk management program that aims to identify, assess, and mitigate potential risks. Our strategy involves a proactive approach, incorporating preventative measures, continuous monitoring, and adaptive response mechanisms. We prioritize the safeguarding of our operational network environment, sensitive data, including confidential business information and personal details of our customers and employees. Regular assessments conducted both internally and by third parties ensure our cybersecurity program aligns with industry standards. In addition to a dedicated cybersecurity team, we employ a defense-in-depth strategy, utilizing multiple security measures to protect our information technology system. Collaboration with third-party experts, industry peers and ongoing training initiatives ensures our cybersecurity strategy remains robust and responsive to evolving threats. We understand the importance of maintaining a vigilant and adaptive stance in the ever-evolving landscape of cybersecurity to safeguard our business operations, financial stability, and as a direct result, our overall success.

Key elements of our cybersecurity risk mitigation approach are comprised of:

- A dedicated cybersecurity team;

- Collaboration with a third-party managed detection and response company for 24/7 monitoring and response;

- Cybersecurity insurance to cover a portion of losses and damages resulting from cyber-attacks or security breaches;

- An incident response team that is comprised of various departments required for an effective response;

- Conducting periodic drills and exercises, including industry collaborations and participation from the executive team;

- Continuous information security awareness training and phishing simulation exercises;

- Regular security assessments to address evolving risks and threats;

- Deployment of automation solutions to strengthen detection and response capabilities; and

- Utilizing services offered by the United States Department of Homeland Security to assist with resiliency planning.

Third-Party Relationships
The Company utilizes partners and third-party service providers to help deliver safe and reliable water and wastewater services across its regulated operations. In connection with these relationships, we perform due diligence, cyber risk scoring, cybersecurity related contractual obligations, and periodic reviews of third-party control environments to ensure alignment with the Company's risk exposure, business requirements, and risk tolerances.

We extend our cybersecurity focus to third-party service providers by evaluating and monitoring their cybersecurity risks. High-risk vendors undergo continuous monitoring, and we maintain contractual agreements that mandate our third-party providers' commitment to managing cybersecurity risks, providing incident notifications, and being subject to cybersecurity audits.

Cybersecurity Governance
The Corporate Governance and Nominating Committee of the Board is tasked with serving as the Board of Director's primary body to oversee management's risk identification, management and mitigation strategies related to, among other risks, information technology, cybersecurity and data security risks. Management, including the CTO, provides regular

reports to the Board covering aspects such as risks, threats, the evolving threat landscape, enhancements to the cybersecurity program, and the preparedness of internal responses.

ITEM 2.   PROPERTIES.

Utility Plant

The water utility plant in our systems consists of source of supply, pumping, water treatment, transmission and distribution, general facilities and all appurtenances, including all connecting pipes.

The wastewater utility plant in our systems consist of pumping, treatment, collection mains, general facilities and all appurtenances, including all connecting pipes.

Middlesex System

The Middlesex System's principal source of surface supply is the Delaware & Raritan Canal owned by the State of New Jersey and operated as a water resource by the NJWSA.

Water is withdrawn from the Delaware & Raritan Canal at New Brunswick, New Jersey through our intake and pumping station, located on state-owned land bordering the canal. Water is transported through two raw water pipelines for treatment and distribution at our CJO Plant in Edison, New Jersey.

The CJO Plant includes chemical storage and chemical feed equipment, two dual rapid mixing basins, four upflow clarifiers which are also called superpulsators, three ozone contactors, twelve rapid filters containing gravel, sand and anthracite for water treatment and a steel washwater tank. The CJO Plant also includes a computerized Supervisory Control and Data Acquisitions system to monitor and control the CJO Plant and the water supply and distribution system in the Middlesex System. There is a State of New Jersey certified on-site laboratory capable of performing bacteriological, chemical, process control and advanced instrumental chemical sampling and analysis.

The design capacity of the CJO Plant is 55 mgd (60 mgd maximum capacity). The five electric motor-driven, vertical turbine pumps presently installed have an aggregate capacity of 85 mgd.

In addition, there is a 15 mgd auxiliary pumping station on-site at the CJO Plant location. It has a dedicated substation and emergency power supply provided by a diesel-driven generator. It pumps from the 10 million gallon distribution storage reservoir directly into the distribution system.

The transmission and distribution system is comprised of 746 miles of mains and includes 24,300 feet of 48-inch concrete transmission main and 23,400 feet of 42-inch ductile iron transmission main connecting the CJO Plant to our distribution pipe network and related storage facilities. Also included are a 58,600 foot transmission main and a 38,800 foot transmission main, augmented with a long-term, non-exclusive agreement with East Brunswick to transport water through the East Brunswick system to several of our other contract customers.

The Middlesex System's storage facilities consist of a 10 million gallon reservoir at the CJO Plant, 5 million gallon and 2 million gallon reservoirs in Edison and a 2 million gallon reservoir at the Park Avenue Plant.

In New Jersey, we own the properties on which the Middlesex System's 27 wells are located, the properties on which our storage tanks are located as well as the property where the CJO Plant is located. We own our operations center located at 1500 Ronson Road, Iselin, New Jersey, consisting of a 27,000 square foot office building, 16,500 square foot maintenance facility and a 1.96 acre equipment and materials storage and staging yard. We lease 29,036 square feet of commercial office space adjacent to the Ronson Road complex. The leased space, which is under contract through December 2029, houses our corporate administrative functions including executive, accounting, communications, customer service and billing, engineering, human resources, information technology and legal.

Tidewater System

The Tidewater System is comprised of 85 production plants that vary in pumping capacity from 46,000 gallons per day to 4.4 mgd. Water is transported to our customers through 938 miles of transmission and distribution mains. Storage facilities include 48 tanks, with an aggregate capacity of 9.9 million gallons. The Delaware office property, located on an eleven-acre parcel owned by White Marsh, consists of two office buildings totaling approximately 17,000 square feet. In addition, Tidewater maintains a field operations center servicing its largest service territory in Sussex County, Delaware. The operations center is located on a 2.9 acre parcel owned by White Marsh, and consists of three buildings totaling approximately 12,000 square feet.

Pinelands Water System

Pinelands Water owns well site and storage properties in Southampton Township, New Jersey. The Pinelands Water storage facility is a 1.3 million gallon standpipe. Water is transported to our customers through 18 miles of transmission and distribution mains.

Pinelands Wastewater System

Pinelands Wastewater owns a 12 acre site on which its 0.5 mgd capacity wastewater treatment plant and connecting pipes are located. Its wastewater collection system is comprised of approximately 24 miles of sewer lines.

USA-PA, USA and White Marsh

Our non-regulated subsidiaries, namely USA-PA, USA and White Marsh, do not own utility plant property.

ITEM 3.   LEGAL PROCEEDINGS.

In September 2021, the NJDEP issued a Notice to Middlesex based on self-reporting by Middlesex that the level of Perfluorooctanoic Acid (PFOA) in water treated at its Park Avenue Plant in New Jersey exceeded a recently promulgated NJDEP standard effective in 2021. Neither the NJDEP nor Middlesex characterized this exceedance as an acute health emergency. However, Middlesex was required to notify its affected customers and the Company complied in due course. Water currently being delivered to customers is in compliance with all USEPA and NJDEP drinking water standards, including the newly established water quality standard for PFOA.

In 2021, the Company was served with two PFOA-related class action lawsuits seeking restitution for medical, water filter replacement and other claimed related costs. On August 30, 2024, the parties to the *Vera et al. v. Middlesex Water Company* and *Lonsk et al v. Middlesex Water Company* litigations entered into a signed Settlement Term Sheet (Term Sheet) in a step towards resolution of both matters. The parties are in the process of memorializing the settlement into a Settlement Agreement that is expected to be completed by the parties in the first quarter of 2025. The Company does not believe that the Term Sheet and the anticipated Settlement Agreement, once executed, will have any material financial or operational impact to Middlesex.

The Company is a defendant in other lawsuits in the normal course of business. We believe the resolution of these pending claims and legal proceedings will not have a material adverse effect on the Company's consolidated financial statements.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. **MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.**

The Company's common stock is traded on the NASDAQ Stock Market, LLC, under the symbol MSEX. As of December 31, 2024, there were 1,631 holders of record.

The Company has paid dividends on its common stock each year since 1912. The payment of future dividends is contingent upon the future earnings of the Company, its financial condition and other factors deemed relevant by the Board of Directors at its discretion.

If four or more quarterly dividends are in arrears, the preferred shareholders, as a class, are entitled to elect two members to the Board of Directors in addition to Directors elected by holders of the common stock. In the event dividends on the preferred stock are in arrears, no dividends may be declared or paid on the common stock of the Company.

The Company issues shares of its common stock in connection with its Middlesex Water Company Investment Plan (the Investment Plan), a direct share purchase and dividend reinvestment plan for the Company's common stock. Since the inception of the Investment Plan and its predecessor plan, the Company has periodically replenished the level of authorized shares in the plans.

The Company maintains a long-term incentive compensation plan for certain management employees where awards are made in the form of restricted common stock. Shares issued in connection with this plan are subject to forfeiture by the employee in the event of termination of employment for any reason within five years of the award, other than as a result of retirement at normal retirement age, death, disability or change in control. The maximum number of shares authorized for award under this plan is 0.3 million shares, of which approximately 70% remain available for future issuance as of December 31, 2024.

The Company maintains a stock plan for its independent members of the Board of Directors as a component of their compensation. In 2024, shares of the Company's common stock valued at $0.4 million were granted and issued to the Independent Directors. The maximum number of shares authorized for grant under this plan is 0.1 million. Approximately 34% of the authorized shares remain available for future issuance as of December 31, 2024.

The conversion feature of the Company's no par $7.00 Series Cumulative and Convertible Preferred Stock allows each security holder to convert one convertible preferred share for twelve shares of the Company's common stock. In 2024, 4,275 shares of the Company's no par $7.00 Series Cumulative and Convertible Preferred Stock were converted into 51,300 shares (approximately $0.4 million) of the Company's common stock.

Set forth below is a graph comparing the yearly change in the cumulative total return (which includes reinvestment of dividends) of a $100 investment for the Company's common stock, a peer group of investor-owned water utilities, and the S&P 500 Stock Index for the period of five years commencing December 31, 2019. The S&P 500 Stock Index measures the stock performance of 500 large companies listed on stock exchanges in the United States.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Middlesex Water Company, the S&P 500 Stock Index and a Peer Group*



* Peer group includes American States Water Company, Artesian Resources Corp., California Water Service Group, Global Water Resources Inc, SJW Corp., York Water Company and Middlesex.

	2019	2020	2021	2022	2023	2024
Middlesex Water Company	100.00	115.79	194.55	128.86	109.30	89.61
S&P 500 Stock Index	100.00	118.40	152.39	124.79	157.59	197.02
Peer Group	100.00	101.73	132.98	120.09	103.25	91.21

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the consolidated financial statements and related notes.

Operations

Middlesex Water Company (Middlesex or the Company) has operated as a water utility in New Jersey since 1897 and in Delaware through our wholly-owned subsidiary, Tidewater Utilities, Inc. (Tidewater), since 1992. We are in the business of providing an essential water utility service for domestic, commercial, municipal, industrial and fire protection purposes. We operate water and wastewater systems under contract for governmental entities and private entities primarily in New Jersey and Delaware and also provide regulated wastewater services in New Jersey. We are regulated by state public utility commissions as to rates charged to customers for water and wastewater services, as to the quality of water and wastewater services we provide and as to certain other matters in the states in which our regulated subsidiaries operate. Only our Utility Service Affiliates, Inc. (USA), Utility Service Affiliates (Perth Amboy), Inc. (USA-PA) and White Marsh Environmental Services, Inc. (White Marsh) subsidiaries are not regulated public utilities as related to rates and services quality. All municipal or commercial entities whose utility operations are managed by these entities however, are subject to environmental regulation at the federal and state levels.

Our principal New Jersey water utility system (the Middlesex System) provides water services to approximately 61,000 retail customers, primarily in central New Jersey. The Middlesex System also provides water sales under contract to municipalities in central New Jersey with a total population of over 0.2 million. Our other New Jersey subsidiaries, Pinelands Water Company (Pinelands Water) and Pinelands Wastewater Company (Pinelands Wastewater) (collectively, Pinelands), provide water and wastewater services to approximately 2,500 customers in Southampton Township, New Jersey.

Our Delaware subsidiaries, Tidewater and Southern Shores Water Company, LLC (Southern Shores), provide water services to approximately 61,000 retail customers in New Castle, Kent and Sussex Counties, Delaware. Tidewater's subsidiary, White Marsh, services approximately 4,300 customers in Kent and Sussex Counties through various operations and maintenance contracts.

USA-PA operates the water and wastewater systems for the City of Perth Amboy, New Jersey (Perth Amboy) under a 10-year operations and maintenance contract expiring in 2028. In addition to performing day-to day operations, USA-PA is also responsible for emergency response and management of capital projects funded by Perth Amboy.

USA operates the Borough of Avalon, New Jersey's (Avalon) water utility, sewer utility and storm water system under a 10-year operations and maintenance contract expiring in 2032. USA also operates the Borough of Highland Park, New Jersey's (Highland Park) water and wastewater systems under a 10-year operations and maintenance contract expiring in 2030. In addition to performing day-to-day service operations, USA is responsible for emergency response and management of capital projects funded by Avalon and Highland Park.

Under a marketing agreement with HomeServe USA Corp. (HomeServe) expiring in 2031, USA offers residential customers in New Jersey and Delaware water and wastewater related services and home maintenance programs. HomeServe is a leading national provider of such home maintenance service programs. USA receives a service fee for the billing, cash collection and other administrative matters associated with HomeServe's service contracts.

Management Update

Upon the retirements of President and Chief Executive Officer Dennis W. Doll, and Senior Vice President, Treasurer and Chief Financial Officer A. Bruce O'Connor, the Company named Nadine Leslie its new President and Chief Executive Officer effective March 1, 2024 and Mohammed G. Zerhouni its new Senior Vice President, Treasurer and Chief Financial Officer effective June 24, 2024. Ms. Leslie was also appointed to the Board of Directors effective March 1, 2024.

In December 2024, the Company named Gregory Sorensen its new Vice President and Chief Operating Officer. His responsibilities include water and wastewater operations, capital program planning and delivery, safety and security, sustainability, and growth initiatives.

Tidewater Acquisition of the Water Utility Assets of the Town of Ocean View, Delaware

In February 2025, Tidewater and the Town of Ocean View, Delaware's (Ocean View) joint application for Tidewater's purchase of all of the rights, title, and interest in the water utility assets of Ocean View for $4.6 million was approved by the Delaware Public Service Commission (DEPSC). Ocean View serves approximately 900 customers in Sussex County,

Delaware. Tidewater currently provides water service to most residents of Ocean View other that the 900 customers currently served by Ocean View. Closing on this purchase is expected by April 2025.

United States Environmental Protection Agency (USEPA) Issues Final Perfluoroalkyl (PFAS) Regulations

In April 2024, the USEPA finalized drinking water regulations for PFAS, establishing maximum contaminant levels (MCLs) for three PFAS compounds (Regulated PFAS) that are lower than the current New Jersey Department of Environmental Protection MCLs adhered to by the Company. Under the new USEPA regulations effective April 2024, water systems must monitor for Regulated PFAS and have three years to complete initial monitoring (by April 2027), followed by ongoing compliance monitoring. Water systems must also provide the public with information on the levels of Regulated PFAS in their drinking water beginning in 2027. Water systems have five years (by April 2029) to implement solutions that reduce Regulated PFAS if monitoring shows that drinking water levels exceed these MCLs.

Beginning in April 2029, water systems that have Regulated PFAS in drinking water which exceeds one or more of these MCLs must take action to reduce levels of these PFAS compounds in their drinking water and must provide notification to the public of the violation.

In anticipation of these new USEPA standards, in 2023, the Company began implementing its strategy to meet these lower MCLs for Regulated PFAS and is currently performing preliminary engineering studies to ensure that effective PFAS treatment approaches are implemented.

Capital Construction Program

The Company's multi-year capital construction program encompasses numerous projects designed to upgrade and replace utility infrastructure as well as enhance the integrity and reliability of assets to better serve the current and future generations of water and wastewater customers. The Company plans to invest approximately $93 million in 2025 in connection with this plan for projects that include, but are not limited to:

- Replacement of 19,550 linear feet of cast iron main in Woodbridge Township in our Middlesex System;
- Construction of new elevated water tanks in Delaware; and
- Various water main replacements and improvements.

Strategy for Growth

Our strategy for selective and sustainable growth is focused on the following key areas:

- Invest in our utility infrastructure to build system resiliency and meet compliance requirements;
- Timely and adequate recovery of infrastructure investments and other costs to maintain and continually improve service quality;
- Selective acquisitions of investor and municipally-owned water and wastewater utilities; and
- Operation of municipal and industrial water and wastewater systems on a contract basis which meet our risk profile.

Rates

Middlesex - The approval by the NJBPU in February 2024 of the negotiated settlement of the Middlesex 2023 base rate case is expected to increase annual operating revenues by $15.4 million, effective March 1, 2024. The approved tariff rates were designed to recover increased operating costs as well as a return on invested capital of $563.1 million, based on an authorized return on common equity of 9.6%. Middlesex has made capital infrastructure investments to ensure prudent upgrade and replacement of its utility assets to support continued regulatory compliance, resilience and overall quality of service. In August 2023, Middlesex and 3M Company (3M) executed a settlement agreement (Settlement Agreement) to resolve a lawsuit Middlesex previously initiated claiming 3M introduced Perfluoroalkyl Substances (PFAS) into the Company's water supply for its Park Avenue Wellfield Treatment Plant (Park Avenue Plant). The rate case settlement provided that the net proceeds from the 3M Settlement Agreement were to be used to mitigate the increase in customer rates and reimburse Middlesex for previously incurred costs for the construction of the Park Avenue Plant PFAS treatment upgrades, including depreciation and carrying costs. This resulted in the reclassification of $48.3 million from Regulatory Liabilities to Contributions in Aid of Construction from the December 31, 2023 balance sheet. In 2024, the Company also recognized the recovery of $0.9 million for depreciation and $4.1 million for carrying costs associated with the Park Avenue Plant PFAS treatment upgrades, as well as the recovery of $2.6 million of previously incurred operating treatment costs while the Park Avenue Plant PFAS treatment upgrades were in process.

The Middlesex Lead Service Line Replacement (LSLR) Plan, which was approved by the NJBPU in January 2024, has commenced and Middlesex is currently recovering $1.2 million of costs for replacing customer-owned lead service lines incurred through June 2024, which are being recovered between September 2024 and February 2025. Costs of $0.6 million for replacing customer-owned lead service lines incurred between July 2024 through December 2024 will be recovered beginning in March 2025 through August 2025. The LSLR surcharge is required to be reset every six months over the life of the LSLR Plan. Cost recovery for replacing Company-owned lead service lines are recoverable through traditional rate making in connection with general rate case filings.

In October 2023, the NJBPU approved Middlesex's petition for a Distribution System Improvement Charge (DSIC) Foundation Filing, which is a prerequisite to implementing a DSIC rate that allows water utilities to recover investments in, and generate a return on, qualifying capital improvements to their water distribution system made between base rate proceedings. Middlesex is authorized to recover DSIC revenues up to five percent (5%) of total revenues established in Middlesex's 2021 base rate proceeding, or approximately $5.5 million. Semi-annually, beginning in April 2024, the Company must file for a change in its DSIC rate seeking recovery for DSIC-eligible investments made during the period. DSIC rates remain in effect until Middlesex's next base rate case increase subsequent to the March 1, 2024 increase. Under the terms of the Foundational Filing, the Company is required to file a base rate petition before November 2026.

In May 2024, the NJBPU approved a DSIC rate, effective May 26, 2024, that is expected to result in $0.5 million of annual revenue. In November 2024, the NJBPU approved a DSIC rate, effective November 26, 2024, that is expected to result in an additional $0.6 million of annual revenue. Middlesex expects to file for an additional DSIC rate increase in April 2025.

In February 2025, the NJBPU approved Middlesex's petition to reset its Purchased Water Adjustment Clause (PWAC) tariff rate to recover additional annual costs of $0.5 million, primarily for the purchase of treated water from a non-affiliated water utility regulated by the NJBPU. A PWAC is a rate mechanism that allows for the recovery of increased purchased water costs between base rate case filings. The PWAC is reset to zero once those increased costs are included in base rates. The new PWAC rate will be effective March 1, 2025.

Tidewater - In September 2024, the DEPSC approved Tidewater's petition to recover up to $2.1 million of costs associated with Tidewater's obligation to identify and inventory lead service lines throughout Tidewater's service area, as required by federal law and Delaware regulations. Recovery of these costs began February 1, 2025 and is expected to continue through January 2028. Through December 31, 2024, Tidewater has spent $1.8 million, which is included in Regulatory Assets.

In August 2024, Tidewater filed an application with the DEPSC to increase its general rates for water service. In the application, Tidewater seeks an overall increase in annual operating revenue of $10.3 million or 25.66% over current revenue. The request for rate increases will allow Tidewater to recover prudently incurred investments made in the last ten years to support continued regulatory compliance, enhanced water quality, service reliability, security and resiliency of the water utility infrastructure assets. Effective October 30, 2024, Tidewater received approval of the DEPSC to suspend its DSIC rate and implement an interim rate increase, which is expected to result in approximately $2.5 million of annual revenues, subject to refund pending the outcome of the rate case application.

Southern Shores - Southern Shores provides water service to a 2,200 unit condominium community in Sussex County, Delaware under a DEPSC-approved agreement expiring December 31, 2029. Under the agreement, rates are increased when there are unanticipated capital expenditures or regulatory related changes in operating expenses exceed certain thresholds. In 2024, capital expenditures did exceed the established threshold. In addition, rates are increased annually by the lesser of the regional Consumer Price Index or 3%. Effective January 1, 2025, Southern Shores rates were increased $0.1 million or 6.51%.

Outlook

Our ability to increase operating income and net income is based significantly on four factors: weather, adequate and timely rate relief, effective cost management and customer growth (which are evident in comparison discussions in the *Results of Operations* section below). Weather patterns which can result in lower customer demand for water may occur in 2025. As operating costs are anticipated to increase in 2025 in a variety of categories, we continue to implement plans to further streamline operations and further reduce and mitigate increases in operating costs. Changes in customer water usage habits, as well as increases in capital expenditures and operating costs, are significant factors in determining the timing and extent of rate increase requests.

Our investments in system infrastructure continue to grow significantly and our operating costs are anticipated to increase in 2025 and 2026 in a variety of categories. These factors, among others, may require a base rate increase request by Middlesex in mid 2025.

Overall, organic residential customer growth continues in our Tidewater system (approximately 3.5% in 2024).

The Company has projected to spend approximately $387 million for the 2025-2027 capital investment program, including approximately $105 million for upgrading our Carl J. Olson Surface Water Treatment Plant (CJO Plant) to integrate PFAS removal from source water, $34 million on the RENEW Program, which is our ongoing initiative to replace water mains in the Middlesex System, $15 million for replacement of a transmission main in Metuchen in our Middlesex System and $12 million for elevated storage tanks in our Tidewater System.

Operating Results by Segment

The Company has two operating segments, Regulated and Non-Regulated. Our Regulated segment contributed approximately 93% of total revenues for the years ended December 31, 2024, 2023 and 2022, respectively, and approximately 94%, 92% and 93% of net income for the years ended December 31, 2024, 2023 and 2022, respectively. The discussion of the Company's results of operations is on a consolidated basis and includes significant factors by subsidiary. The segments in the tables included below are comprised of the following companies: Regulated- Middlesex, Tidewater, Pinelands and Southern Shores; Non-Regulated- USA, USA-PA, and White Marsh.

Results of Operations for 2024 as Compared to 2023

| | (In Millions) Years Ended December 31, | | | | | |
| | 2024 | | | 2023 | | |
	Regulated	Non-Regulated	Total	Regulated	Non-Regulated	Total
Revenues	$ 178.8	$ 13.1	$ 191.9	$ 154.0	$ 12.3	$ 166.3
Operations and maintenance expenses	83.5	8.9	92.4	74.8	8.4	83.2
Depreciation expense	24.2	0.2	24.4	24.9	0.3	25.2
Other taxes	21.6	0.3	21.9	18.5	0.2	18.7
Operating income	49.5	3.7	53.2	35.8	3.4	39.2
Other income, net	11.8	0.3	12.1	6.3	0.2	6.5
Interest expense	14.0	—	14.0	13.1	—	13.1
Income taxes	5.7	1.2	6.9	(0.1)	1.1	1.0
Net income	$ 41.6	$ 2.8	$ 44.4	$ 29.1	$ 2.5	$ 31.6

Operating Revenues

Operating revenues for the year ended December 31, 2024 increased $25.6 million from the same period in 2023 due to the following factors:

- Middlesex System revenues increased by $19.9 million due to the base rate case increase on March 1, 2024, increased weather-driven customer demand, higher commercial and industrial customer billing and the implementation of the 2024 DSIC mechanism;
- Tidewater System revenues increased by $4.5 million due to customer growth and higher weather-driven customer demand;
- Pinelands System revenues increased $0.5 million due to scheduled rate increases from Pinelands 2023 NJBPU Order and increased weather-driven customer demand; and
- Non-regulated revenues increased $0.7 million, primarily due to higher supplemental contract services.

Operation and Maintenance Expense

Operation and maintenance expenses for the year ended December 31, 2024 increased $9.2 million from the same period in 2023 due to increased legal, financial and regulatory matter costs, increased labor costs due to annual wage increases, an enhanced water treatment process at Middlesex's Park Avenue Plant, and higher energy costs due to increased water demand.

Depreciation

Depreciation expense for the year ended December 31, 2024 decreased $0.8 million from the same period in 2023 due to recovery of prior year depreciation related to upgrades at the Park Avenue Plant partially offset by a higher level of utility plant in service. The conclusion of Middlesex's base rate increase request allowed proceeds from the 3M Settlement Agreement to reimburse Middlesex for previously incurred costs for the construction of the Park Avenue Plant PFAS treatment upgrades (for further discussion of the 3M Settlement Agreement, see *Rates, Middlesex* above).

Other Taxes

Other taxes for the year ended December 31, 2024 increased $3.1 million from the same period in 2023 primarily due to higher gross receipts taxes on higher revenue in Middlesex and higher payroll related taxes on increased labor costs.

Other Income, net

Other Income, net for the year ended December 31, 2024 increased $5.6 million from the same period in 2023 primarily due to the recovery of carrying costs on the PFAS treatment upgrades at the Park Avenue Plant and higher actuarially-determined retirement benefit plans non-service benefit offset by lower allowance for funds used during construction on capital projects in construction.

Interest Charges

Interest charges for the year ended December 31, 2024 increased $0.9 million from the same period in 2023 due to higher average debt outstanding and higher average interest rates.

Income Taxes

Income taxes for the year ended December 31, 2024 increased by $5.9 million from the same period in 2023, primarily due to higher pre-tax income and lower income tax benefits associated with decreased repair expenditures on tangible property in the Middlesex System offset by the recovery of income taxes on the taxable portion of the proceeds from the 3M Settlement Agreement.

Results of Operations for 2023 as Compared to 2022

| | (In Millions) Years Ended December 31, | | | | | |
| | 2023 | | | 2022 | | |
	Regulated	Non-Regulated	Total	Regulated	Non-Regulated	Total
Revenues	$ 154.0	$ 12.3	$ 166.3	$ 150.6	$ 11.8	$ 162.4
Operations and maintenance expenses	74.8	8.4	83.2	70.8	8.3	79.1
Depreciation expense	24.9	0.3	25.2	22.8	0.2	23.0
Other taxes	18.5	0.2	18.7	18.0	0.2	18.2
Gain on sale of subsidiary	—	—	—	5.2	—	5.2
Operating income	35.8	3.4	39.2	44.2	3.1	47.3
Other income (expense), net	6.3	0.2	6.5	7.4	0.3	7.7
Interest expense	13.1	—	13.1	9.4	—	9.4
Income taxes	(0.1)	1.1	1.0	2.0	1.2	3.2
Net income	$ 29.1	$ 2.5	$ 31.6	$ 40.2	$ 2.2	$ 42.4

Operating Revenues

Operating revenues for the year ended December 31, 2023 increased $3.8 million from the same period in 2022 due to the following factors:

- Middlesex System revenues increased by $4.2 million due to the implementation of the final phase of the 2021 base rate case increase on January 1, 2023 and the PWAC rate increase offset by lower weather-driven demand across all customer classes;

- Tidewater System revenues decreased by $0.9 million due to a DEPSC ordered rate reduction in September 2022, lower customer connection fees and lower weather-driven customer demand partially offset by an increase in customers;
- Pinelands System revenues increased $0.2 million due to the implementation of a base rate increase effective April 15, 2023; and
- Non-regulated revenues increased $0.5 million, primarily due to higher supplemental contract services.

Operation and Maintenance Expense

Operation and maintenance expenses for the year ended December 31, 2023 increased $4.0 million from the same period in 2022 due to increased variable production costs due to weather-driven changes in water quality and higher chemical prices, higher outside service costs due to production instrumentation calibration activities, increases in labor costs due to wage increases and higher bad debt expense due to higher anticipated customer receivable write-offs. Partially offsetting these increases was lower weather-related main break activity in our Middlesex System during the winter months.

Depreciation

Depreciation expense for the year ended December 31, 2023 increased $2.2 million from the same period in 2022 due to a higher level of utility plant in service.

Other Taxes

Other taxes for the year ended December 31, 2023 increased $0.5 million from the same period in 2022 primarily due to higher revenue related taxes on increased revenues in our Middlesex system.

Gain on Sale of Subsidiary

Middlesex recognized a $5.2 million gain on the sale of its regulated Delaware wastewater subsidiary in January 2022.

Other Income, net

Other Income, net for the year ended December 31, 2023 decreased $1.2 million from the same period in 2022 primarily due to lower actuarially-determined retirement benefit plans non-service benefit.

Interest Charges

Interest charges for the year ended December 31, 2023 increased $3.8 million from the same period in 2022 due to higher average debt outstanding and higher average interest rates in 2023 as compared to 2022.

Income Taxes

Income taxes for the year ended December 31, 2023 decreased by $2.2 million from the same period in 2022, primarily due to greater income tax benefits associated with increased repair expenditures on tangible property in the Middlesex System and lower pretax income due to gain on the sale of a subsidiary in 2022.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Cash flows from operating activities are largely influenced by four factors: weather, adequate and timely rate increases, effective cost management and customer growth. The effect of those factors on net income is discussed in the Results of Operations section above.

For the year ended December 31, 2024, cash flows from operating activities increased $5.9 million to $58.7 million. The increase in cash flows from operating activities primarily resulted from the impact of higher weather-driven customer demand and Middlesex's approved base rate increase effective March 1, 2024.

Increases in certain operating costs impact our liquidity and capital resources. We continually monitor the need for timely rate filing to minimize the lag between the time we experience increased operating costs and capital expenditures and the time we receive appropriate rate relief. .

Cash Flows from Investing Activities

For the year ended December 31, 2024, cash flows used in investing activities decreased $15.6 million to $74.6 million due to decreased utility plant expenditures in 2024. In 2023, the Company had significant utility plant expenditures for the construction of a facility to provide an enhanced treatment process at the Company's Park Avenue Plant to comply with new state water quality regulations relative to PFAS.

For further discussion on the Company's future capital expenditures and expected funding sources, see "*Capital Expenditures and Commitments*" below.

Cash Flows from Financing Activities

For the year ended December 31, 2024, cash flows from financing activities decreased $18.2 million to $17.7 million. The decrease in cash flows provided by financing activities is due to lower proceeds from the issuance of common stock under the Middlesex Water Company Investment Plan (Investment Plan) and long-term debt offset by proceeds received from a litigation settlement.

For further discussion on the Company's short-term and long-term debt, see "*Sources of Liquidity*" below.

Capital Expenditures and Commitments

To fund our capital program, we use internally generated funds, short-term and long-term debt borrowings, proceeds from sales of common stock under the Investment Plan and, when market conditions are favorable, proceeds from sales to the public of our common stock.

The table below summarizes our estimated capital expenditures for the years 2025-2027.

	(In Millions)			
	2025	2026	2027	2025-2027
Distribution/Network System	$ 56	$ 70	$ 62	$ 188
Production System	27	53	89	169
Information Technology (IT) Systems	3	5	2	10
Other	7	5	8	20
Total Estimated Capital Expenditures	$ 93	$ 133	$ 161	$ 387

Our estimated capital expenditures for the items listed above are primarily comprised of the following:

- Distribution/Network System - Includes projects associated with replacement, installation and relocation of water mains and service lines and wastewater collection systems, construction of water storage tanks, installation and replacement of hydrants, meters and meter pits and the RENEW Program. RENEW is our ongoing initiative to replace water mains in the Middlesex System. In connection with RENEW, we expect to spend approximately $11 million in each of 2025 and 2026, and $12 million in 2027. Also, we plan to replace a transmission main in Metuchen in our Middlesex System for approximately $8 million and $7 million in 2026 and 2027, respectively. In addition, we expect to invest $2 million and $10 million in 2025 and 2026, respectively, for elevated storage tanks in our Tidewater System.
- Production System - Includes projects associated with our treatment plants, including approximately $3 million, $25 million and $77 million of expenditures in 2025, 2026 and 2027, respectively to install PFAS treatment at our CJO Plant.
- Information Technology (IT) Systems - Includes further upgrade of our enterprise resource planning system and hardware and software purchases for other IT systems, including approximately $2 million in both 2026 and 2027 for upgrades of our customer information system.
- Other - Includes purchase of transportation equipment, tools, furniture, laboratory equipment, security systems and other general infrastructure needs including improvements to field and inventory management facilities in Iselin, New Jersey.

The actual amount and timing of capital expenditures is dependent on the need for replacement of existing infrastructure, customer growth, residential new home construction and sales, project scheduling and continued refinement of project scope and costs.

To fund our capital program in 2025, we estimate we will utilize some or all of the following:

- Internally generated funds;
- Short-term borrowings, as needed, through $140 million of available lines of credit with several financial institutions. As of December 31, 2024, $23.0 million was outstanding under these lines of credit (see discussion under "*Sources of Liquidity-Short-term Debt*" below);

- Proceeds from the Delaware State Revolving Fund (SRF) Program. SRF programs provide lower cost financing for projects meeting certain water quality and system improvement benchmarks (see discussion under "*Sources of Liquidity-Long-term Debt*" below);
- Proceeds from other long-term borrowings (see discussion under "*Sources of Liquidity-Long-term Debt*" below); and
- Proceeds from common stock sales through the Investment Plan and proceeds from sales to the public of our common stock when market conditions are favorable (see discussion under "*Sources of Liquidity-Common Stock*" below).

Sources of Liquidity

Short-term Debt - The Company has available lines of credit of $140 million. The outstanding borrowings under the credit lines at December 31, 2024 were $23.0 million, at a weighted average interest rate of 5.63%.

The weighted average daily amounts of borrowings outstanding under the credit lines and the weighted average interest rates on those amounts were $38.7 million and $35.7 million at 6.33% and 6.13% for the years ended December 31, 2024 and 2023, respectively.

Long-term Debt - Subject to regulatory approval, the Company periodically issues long-term debt to fund investments in utility plant. To the extent possible and fiscally prudent, the Company finances qualifying capital projects under SRF loan programs in New Jersey and Delaware. These government programs provide financing at interest rates typically below rates available in the broader financial markets.

Middlesex has received approval from the NJBPU to borrow up to $300.0 million from the New Jersey SRF Program, the New Jersey Economic Development Authority, private placement and other financial institutions as needed through December 31, 2025. The Company expects to issue debt securities in a series of one or more transaction offerings to help fund Middlesex's multi -year capital construction program.

In September 2024, Tidewater closed on a $2.2 million Delaware SRF loan with a 0.0% interest rate with an expected maturity date in 2044. This loan is for costs associated with Tidewater's obligation, as required by federal law and Delaware regulations, to identify and inventory lead service lines throughout Tidewater's service area. Tidewater has drawn down $1.7 million as of December 31, 2024.

In May 2024, Tidewater closed on four DEPSC-approved Delaware SRF loans totaling $5.6 million, all at interest rates of 2.0% with expected maturity dates in 2044. These loans are for the construction, relocation, improvement, and/or interconnection of transmission mains and construction of a water treatment facility. Tidewater has drawn down less than $0.1 million on these loans as of December 31, 2024. Each project has its own construction timetable with the last spending set to occur in 2026.

Tidewater also has two active construction projects funded by Delaware SRF loans totaling $8.3 million with remaining availability of funds for borrowing. These loans are for the construction of a one-million gallon elevated storage tank and construction, relocation, improvement, and interconnection of transmission mains. Tidewater has drawn a total of $4.9 million through December 31, 2024 and expects that the requisitions will continue through the second quarter of 2025.

In July 2023, Pinelands Water and Pinelands Wastewater closed on $3.9 million and $3.6 million CoBank, ACB (CoBank) amortizing mortgage type loans, respectively, with an interest rate of 6.17% and a final maturity date of 2043 for each loan. Proceeds were used to pay off outstanding intercompany loans with Middlesex and for ongoing capital projects.

In May 2023, Tidewater closed on a $20.0 million loan from CoBank with an interest rate of 5.71% and a 2033 maturity date and fully drew all funds by June 30, 2023. Proceeds from the loan were used to pay off Tidewater's outstanding balances under its bank lines of credit and for other general corporate purposes.

In April 2023, Tidewater closed on two DEPSC-approved Delaware SRF loans totaling $6.9 million, all at interest rates of 2.0% with maturity dates in 2043 and 2044. These loans are for the construction, relocation, improvement, and/or interconnection of transmission mains. Tidewater has fully drawn on these loans.

In March 2023, Middlesex closed on a $40.0 million, 5.24% private placement of First Mortgage Bonds (FMBs) with a 2043 maturity date designated as Series 2023A. Proceeds were used to reduce the Company's outstanding balances under its bank lines of credit.

In May 2022, Middlesex repaid its two outstanding New Jersey Infrastructure Bank (NJIB) construction loans by issuing FMBs to the NJIB under two loan agreements. The total amount of FMBs issued is $52.2 million and designated as Series 2022A ($16.2 million) and Series 2022B ($36.0 million). The interest rate on the Series 2022A bond is zero and the interest rate on the Series 2022B bond ranges between 2.7% and 3.0%. The final maturity date for both FMBs is August 1, 2056, with scheduled debt service payments over the life of these loans.

Substantially all of the utility plant of the Company is subject to the lien of its mortgage, which includes debt service and capital ratio covenants. The Company is in compliance with all of its mortgage covenants.

Common Stock - The Company issues shares of its common stock in connection with the Investment Plan, a direct share purchase and dividend reinvestment plan for the Company's common stock. The Company raised approximately $1.0 million through the issuance of shares under the Investment Plan during 2024. In May 2023, Middlesex received approval from the NJBPU to increase the number of authorized shares under the Investment Plan by 0.7 million shares. Currently, 0.7 million shares remain registered with the United States Securities and Exchange Commission and available for issuance to participants under the Investment Plan.

In order to fully fund the ongoing capital investment program and maintain a balanced capital structure required for a regulated water utility, Middlesex may offer for sale additional shares of its common stock. The amount, the timing and the sales method of the common stock is dependent on the timing of the construction expenditures, the level of additional debt financing and financial market conditions. Common stock offerings will occur as needed to maintain a balanced capital structure as we continue on a parallel path with future debt offerings.

In April 2023, Middlesex received approval from the NJBPU to issue and sell up to 1.0 million shares of its common stock, without par value, through December 31, 2025. Sales of additional shares of common stock are part of the Company's comprehensive financing plan to fund its multi-year utility plant infrastructure investment program. As described above in "Long-term Debt", the NJBPU also approved the debt funding component of the financing plan.

Contractual Obligations

In the course of normal business activities, the Company enters into a variety of contractual obligations and commercial commitments. Some result in direct obligations on the Company's balance sheet while others are commitments, some firm and some based on uncertainties, which are disclosed in the Company's consolidated financial statements.

The table below presents our known contractual obligations for the periods specified as of December 31, 2024.

	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	Payment Due by Period (Millions of Dollars)				
Long-term Debt	$ 359	$ 8	$ 15	$ 14	$ 322
Note Payable	23	23	—	—	—
Interest on Long-Term Debt	247	12	23	22	190
Purchased Water Contracts	90	7	8	7	68
Commercial Office Leases	5	1	2	2	—
TOTAL	$ 724	$ 51	$ 48	$ 45	$ 580

The table above does not reflect any anticipated cash payments for retirement benefit plan obligations. The effect on the timing and amount of these payments resulting from potential changes in actuarial assumptions and returns on plan assets cannot be estimated. In 2024, the Company contributed $3.7 million to its retirement benefit plans and expects to contribute approximately $1.8 million in 2025.

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements, or for other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts.

Critical Accounting Policies and Estimates

The application of accounting policies and standards often requires the use of estimates, assumptions and judgments. The Company regularly evaluates these estimates, assumptions and judgments, including those related to the calculation of pension and other retirement benefits, unbilled revenues, and the recoverability of certain assets, including regulatory assets.

The Company bases its estimates, assumptions and judgments on historical experience and current operating environment. Changes in any of the variables that are used for the Company's estimates, assumptions and judgments may lead to significantly different financial statement results.

Our critical accounting policies and estimates are set forth below.

Regulatory Accounting

We maintain our books and records in accordance with accounting principles generally accepted in the United States of America. Middlesex and certain of its subsidiaries are subject to regulation in the states in which they operate. Those companies are required to maintain their accounts in accordance with regulatory authorities' rules and guidelines, which may differ from other authoritative accounting pronouncements. In those instances, the Company follows the guidance in the Financial Accounting Standards Board Accounting Standards Codification Topic 980 *Regulated Operations* (Regulatory Accounting).

In accordance with Regulatory Accounting, costs and obligations are deferred if it is probable that these items will be recognized for rate-making purposes in future rates. Accordingly, we have recorded costs and obligations, which will be amortized over various future periods. Any change in the assessment of the probability of rate-making treatment would require us to change the accounting treatment of the deferred item. We have no reason to believe any of the deferred items that are recorded will be treated differently by the regulators in the future.

Revenues

Revenues from our regulated customers, which include amounts billed quarterly to residential customers and monthly to industrial, commercial, fire-protection and wholesale customers, also include unbilled amounts based upon estimated usage from the date of the last meter reading to the end of the accounting period. While actual usage for customers may differ from the estimate, we believe the overall total estimate of consumption and revenue for the fiscal period will not differ materially from actual consumption.

Retirement Benefit Plans

We maintain a noncontributory defined benefit pension plan (Pension Plan) which covers all currently active employees hired prior to April 1, 2007. In addition, the Company maintains an unfunded supplemental plan for certain executive officers.

The Company has a retirement benefit plan other than pensions (Other Benefits Plan) for substantially all of its retired employees. Employees hired after March 31, 2007 are not eligible to participate in the Other Benefits Plan. Coverage includes healthcare and life insurance.

The costs for providing retirement benefits are dependent upon numerous factors, including actual plan experience and assumptions of future experience. Future retirement benefit plan obligations and expense will depend on future investment performance, changes in future discount rates and various other demographic factors related to the population participating in the Company's retirement benefit plans, all of which can change significantly in future years.

The primary assumptions used for determining future retirement benefit plans' obligations and costs, which are reviewed and revised as needed each year, are as follows:

- Discount Rate - calculated based on market rates for long-term, high-quality corporate bonds specific to the expected duration of our Pension Plan and Other Benefits Plan's liabilities;
- Compensation Increase - based on management projected future employee compensation increases;
- Long-Term Rate of Return - determined based on expected returns from our asset allocation for our Pension Plan and Other Benefits Plan assets;
- Mortality - The Company utilizes the Society of Actuaries' mortality table (Pri-2012) (Fully Generational, IRS Adjusted, Mortality Improvement Scale MP-2021); and
- Healthcare Cost Trend Rate - based on management projected future healthcare costs.

The discount rate, compensation increase rate and long-term rate of return used to determine future obligations of our retirement benefit plans as of December 31, 2024 are as follows:

	Pension Plan	Other Benefits Plan
Discount Rate	5.47%	5.49%
Compensation Increase	3.00%	3.00%
Long-term Rate of Return	7.00%	7.00%

For the 2024 valuation, costs and obligations for our Other Benefits Plan assumed an 8.0% annual rate of increase in the per capita cost of covered healthcare benefits in 2025 with the annual rate of increase declining 0.15% per year for 2026-2045, resulting in an annual rate of increase in the per capita cost of covered healthcare benefits of 5.0% by year 2045.

The following is a sensitivity analysis for certain actuarial assumptions used in determining projected benefit obligations (PBO) and expenses for our retirement benefit plans:

Pension Plan

Actuarial Assumptions	Estimated Increase/ (Decrease) on PBO (000s)	Estimated Increase/ (Decrease) on Expense (000s)
Discount Rate 1% Increase	$ (8,940)	$ (38)
Discount Rate 1% Decrease	10,814	1,338

Other Benefits Plan

Actuarial Assumptions	Estimated Increase/ (Decrease) on PBO (000s)	Estimated Increase/ (Decrease) on Expense (000s)
Discount Rate 1% Increase	$ (3,299)	$ (454)
Discount Rate 1% Decrease	4,075	551
Healthcare Cost Trend Rate 1% Increase	3,434	673
Healthcare Cost Trend Rate 1% Decrease	(2,824)	(549)

Recent Accounting Standards

See Note 1(q) of the Notes to Consolidated Financial Statements for a discussion of recent accounting pronouncements.

ITEM 7A.   QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk associated with changes in interest rates and commodity prices. The Company is subject to the risk of fluctuating interest rates in the normal course of business. Our policy is to manage interest rates through the use of fixed rate long-term debt and, to a lesser extent, variable rate short-term debt. The Company's interest rate risk related to existing fixed rate, long-term debt is not material due to the term of the majority of our First Mortgage Bonds, which have final maturity dates ranging from 2026 to 2059. Over the next twelve months, approximately $7.7 million of the current portion of existing long-term debt instruments will mature. The Company manages its interest rate risk related to existing variable-rate short-term debt by limiting our variable rate exposure. Applying a hypothetical change in the rate of interest charged by 10% on those fixed- and variable-rate borrowings would not have a material effect on our earnings. Fixed rate long-term debt and variable rate short-term debt agreements were not entered into for trading purposes.

Our risks associated with commodity price increases for chemicals, electricity and other commodities are reduced through contractual arrangements and the ability to recover price increases through rates. Non-performance by these commodity suppliers could have a material adverse impact on our results of operations, financial position and cash flows.

We are exposed to credit risk for both our Regulated and Non-Regulated business segments. Our Regulated operations serve residential, commercial, industrial and municipal customers while our Non-Regulated operations engage in business activities with developers, government entities and other customers. Our primary credit risk is exposure to customer default on contractual obligations and the associated loss that may be incurred due to the non-payment of customer accounts receivable balances. Our credit risk is managed through established credit and collection policies which are in compliance with applicable regulatory requirements and involve monitoring of customer exposure and the use of credit risk mitigation measures such as letters of credit or prepayment arrangements. Our credit portfolio is diversified with no significant customer or industry concentrations. In addition, our Regulated businesses are generally able to recover all prudently incurred costs including uncollectible customer accounts receivable expenses and collection costs through rates.

The Company's retirement benefit plan assets are exposed to the market price variations of debt and equity securities. Changes to the Company's retirement benefit plan assets' value can impact the Company's retirement benefit plan expense, funded status and future minimum funding requirements. Our exposure to market price risk in our retirement benefit plan assets is managed through our ability to recover retirement benefit plan costs through customer rates. There were no material changes to our primary market risk exposures or how such exposures are managed in 2024 nor are there expected to be in the future.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Middlesex Water Company:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets and consolidated statements of capital stock and long-term debt of Middlesex Water Company (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Baker Tilly US, LLP

We have served as the Company's auditor since 2006.

Philadelphia, Pennsylvania
February 28, 2025

MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share amounts)

		Years Ended December 31,				
		2024		**2023**		**2022**
Operating Revenues	$	**191,877**	$	166,274	$	162,434
Operating Expenses:						
Operations and Maintenance		**92,363**		83,113		79,096
Depreciation		**24,430**		25,194		23,029
Other Taxes		**21,874**		18,744		18,208
Total Operating Expenses		**138,667**		127,051		120,333
Gain on Sale of Subsidiary		**—**		—		5,232
Operating Income		**53,210**		39,223		47,333
Other Income:						
Allowance for Funds Used During Construction		**1,254**		2,433		2,314
Other Income, net		**10,815**		4,052		5,389
Total Other Income, net		**12,069**		6,485		7,703
Interest Charges		**14,023**		13,143		9,367
Income before Income Taxes		**51,256**		32,565		45,669
Income Taxes		**6,905**		1,041		3,240
Net Income		**44,351**		31,524		42,429
Preferred Stock Dividend Requirements		**112**		120		120
Earnings Applicable to Common Stock	$	**44,239**	$	31,404	$	42,309
Earnings per share of Common Stock:						
Basic	$	**2.48**	$	1.77	$	2.40
Diluted	$	**2.47**	$	1.76	$	2.39
Average Number of Common Shares Outstanding :						
Basic		**17,842**		17,732		17,597
Diluted		**17,946**		17,847		17,712

See Notes to Consolidated Financial Statements.

MIDDLESEX WATER COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands)

ASSETS		December 31, 2024	December 31, 2023
UTILITY PLANT:	Water Production	$ 314,924 $	303,791
	Transmission and Distribution	855,497	809,862
	General	105,167	100,593
	Construction Work in Progress	34,209	19,636
	TOTAL	1,309,797	1,233,882
	Less Accumulated Depreciation	254,425	235,540
	UTILITY PLANT - NET	1,055,372	998,342
CURRENT ASSETS:	Cash and Cash Equivalents	4,226	2,390
	Accounts Receivable, net of allowance for credit losses of $2,695 and $2,137, respectively in 2024 and 2023	18,842	18,172
	Litigation Settlement Receivable	—	69,872
	Unbilled Revenues	10,764	9,297
	Materials and Supplies (at average cost)	6,719	6,972
	Prepayments	2,422	1,833
	TOTAL CURRENT ASSETS	42,973	108,536
OTHER ASSETS:	Operating Lease Right of Use Asset	2,567	3,185
	Regulatory Assets	101,783	90,694
	Non-utility Assets - Net	11,760	11,522
	Employee Benefit Plans	36,856	21,779
	Other	3,863	1,994
	TOTAL OTHER ASSETS	156,829	129,174
	TOTAL ASSETS	$ 1,255,174 $	1,236,052
CAPITALIZATION AND LIABILITIES			
CAPITALIZATION:	Common Stock, No Par Value	$ 248,202 $	246,764
	Retained Earnings	197,061	176,227
	TOTAL COMMON STOCKHOLDERS' EQUITY	445,263	422,991
	Preferred Stock	1,635	2,084
	Long-term Debt	352,822	358,153
	TOTAL CAPITALIZATION	799,720	783,228
CURRENT LIABILITIES:	Current Portion of Long-term Debt	7,711	7,740
	Notes Payable	23,000	42,750
	Accounts Payable	28,050	27,618
	Litigation Settlement Payable	—	6,237
	Accrued Taxes	11,976	10,535
	Accrued Interest	2,916	3,138
	Unearned Revenues and Advanced Service Fees	1,476	1,390
	Other	7,759	4,421
	TOTAL CURRENT LIABILITIES	82,888	103,829
COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)			
OTHER LIABILITIES:	Advances for Construction	22,629	21,313
	Lease Obligations	2,432	3,063
	Accumulated Deferred Income Taxes	101,235	88,736
	Regulatory Liabilities	64,557	113,021
	Other	344	592
	TOTAL OTHER LIABILITIES	191,197	226,725
CONTRIBUTIONS IN AID OF CONSTRUCTION		181,369	122,270
	TOTAL CAPITALIZATION AND LIABILITIES	$ 1,255,174 $	1,236,052

See Notes to Consolidated Financial Statements.

MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 44,351	$ 31,524	$ 42,429
Adjustments to Reconcile Net Income to			
Net Cash Provided by Operating Activities:			
Depreciation and Amortization	28,038	29,442	27,475
Provision for Deferred Income Taxes and Investment Tax Credits	(1,605)	(5,599)	(5,334)
Equity Portion of Allowance for Funds Used During Construction (AFUDC)	(743)	(1,458)	(1,387)
Cash Surrender Value of Life Insurance	(308)	(300)	401
Stock Compensation Expense	1,537	2,214	1,630
Gain on Sale of Subsidiary	—	—	(5,232)
Changes in Assets and Liabilities:			
Accounts Receivable	(670)	(2,154)	(707)
Unbilled Revenues	(1,467)	(638)	(1,386)
Materials and Supplies	253	(795)	(819)
Prepayments	(589)	791	256
Accounts Payable	2,574	2,771	3,722
Accrued Taxes	1,441	(1,627)	3,541
Accrued Interest	(222)	603	549
Employee Benefit Plans	(3,696)	(1,340)	(4,266)
Unearned Revenue and Advanced Service Fees	86	25	35
Recovered Costs Litigation Settlement	(9,031)	—	—
Other Assets and Liabilities	(1,219)	(677)	454
NET CASH PROVIDED BY OPERATING ACTIVITIES	58,730	52,782	61,361
CASH FLOWS FROM INVESTING ACTIVITIES:			
Utility Plant Expenditures, Including AFUDC-Debt of $511 in 2024, $975 in 2023 and $927 in 2022	(74,622)	(90,179)	(91,335)
Proceeds from Sale of Subsidiary	—	—	3,122
NET CASH USED IN INVESTING ACTIVITIES	(74,622)	(90,179)	(88,213)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Redemption of Long-term Debt	(7,646)	(17,463)	(7,423)
Proceeds from Issuance of Long-term Debt	2,296	75,812	2,662
Net Short-term Bank Borrowings	(19,750)	(12,750)	42,500
Proceeds from Litigation Settlement, net	63,635	—	—
Deferred Debt Issuance Expense	(54)	(131)	(624)
Common Stock Issuance Expense	—	(10)	(32)
Payment of Grantee Withholding Taxes in Exchange for Restricted Stock	(1,468)	(619)	—
Proceeds from Issuance of Common Stock	974	12,115	10,335
Payment of Common Dividends	(23,408)	(22,441)	(20,810)
Payment of Preferred Dividends	(109)	(120)	(120)
Construction Advances and Contributions-Net	3,258	1,566	659
NET CASH PROVIDED BY FINANCING ACTIVITIES	17,728	35,959	27,147
NET CHANGES IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,836	(1,438)	295
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	2,390	3,828	3,533
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$ 4,226	$ 2,390	$ 3,828
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:			
Utility Plant received as Construction Advances and Contributions	$ 8,968	$ 7,259	$ 6,252
Accrued Payables for Utility Plant	$ 8,109	$ 10,251	$ 7,066
Non-Cash Consideration for Sale of Subsidiary	$ —	$ —	$ 2,100
Litigation Settlement Receivable	$ (6,237)	$ 69,872	$ —
Litigation Settlement Payable	$ (6,237)	$ 6,237	$ —
Conversion of Preferred Stock Into Common Stock	$ 449	$ —	$ —
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:			
Cash Paid During the Year for:			
Interest	$ 14,485	$ 12,762	$ 9,251
Interest Capitalized	$ 511	$ 975	$ 927
Income Taxes	$ 3,169	$ 2,962	$ 3,230

See Notes to Consolidated Financial Statements.

MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF CAPITAL STOCK AND LONG-TERM DEBT
(In thousands)

	December 31, 2024	December 31, 2023
Common Stock, No Par Value		
Shares Authorized - 40,000		
Shares Outstanding - 2024 - 17,887; 2023 - 17,821	$ 248,202	$ 246,764
Retained Earnings	197,061	176,227
TOTAL COMMON STOCKHOLDERS' EQUITY	$ 445,263	$ 422,991
Cumulative Preferred Stock, No Par Value:		
Shares Authorized – 120		
Shares Outstanding - 2024 - 16; 2023 - 20		
Convertible:		
Shares Outstanding, $7.00 Series - 2024 - 5; 2023 - 10	$ 556	$ 1,005
Nonredeemable:		
Shares Outstanding, $7.00 Series - 1	79	79
Shares Outstanding, $4.75 Series – 10	1,000	1,000
TOTAL PREFERRED STOCK	$ 1,635	$ 2,084
Long-term Debt:		
First Mortgage Bonds, 0.00%-5.50%, due 2026-2059	$ 274,602	$ 278,374
Amortizing Secured Notes, 3.94%-7.05%, due 2028-2046	66,889	69,724
State Revolving Trust Notes, 0.00%-4.03%, due 2025-2047	17,895	16,638
SUBTOTAL LONG-TERM DEBT	359,386	364,736
Add: Premium on Issuance of Long-term Debt	6,339	6,529
Less: Unamortized Debt Expense	(5,192)	(5,372)
Less: Current Portion of Long-term Debt	(7,711)	(7,740)
TOTAL LONG-TERM DEBT	$ 352,822	$ 358,153

See Notes to Consolidated Financial Statements.

MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock Shares		Common Stock Amount		Retained Earnings		Total
Balance at January 1, 2022	17,522	$	221,919	$	145,807	$	367,726
Net Income	—	$	—	$	42,429	$	42,429
Dividend Reinvestment & Common Stock Purchase Plan	114		10,335		—		10,335
Restricted Stock Award - Net - Employees	3		520		—		520
Stock Award - Board Of Directors	3		280		—		280
Cash Dividends on Common Stock ($1.1825 per share)	—		—		(20,810)		(20,810)
Cash Dividends on Preferred Stock	—		—		(120)		(120)
Common Stock Issuance Expenses	—		—		(32)		(32)
Balance at December 31, 2022	17,642	$	233,054	$	167,274	$	400,328
Net Income	—	$	—	$	31,524	$	31,524
Dividend Reinvestment & Common Stock Purchase Plan	167		12,115		—		12,115
Restricted Stock Award - Net - Employees	7		1,235		—		1,235
Stock Award - Board Of Directors	5		360		—		360
Cash Dividends on Common Stock ($1.2625 per share)	—		—		(22,441)		(22,441)
Cash Dividends on Preferred Stock	—		—		(120)		(120)
Common Stock Issuance Expenses	—		—		(10)		(10)
Balance at December 31, 2023	17,821	$	246,764	$	176,227	$	422,991
Net Income	—	$	—	$	44,351	$	44,351
Dividend Reinvestment & Common Stock Purchase Plan	17		974		—		974
Restricted Stock Award - Net - Employees	(10)		(383)		—		(383)
Stock Award - Board Of Directors	8		398		—		398
Cash Dividends on Common Stock ($1.3150 per share)	—		—		(23,408)		(23,408)
Cash Dividends on Preferred Stock	—		—		(109)		(109)
Conversion of $7 Preferred Stock to Common Stock	51		449		—		449
Balance at December 31, 2024	**17,887**	**$**	**248,202**	**$**	**197,061**	**$**	**445,263**

See Notes to Consolidated Financial Statements.

MIDDLESEX WATER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization, Summary of Significant Accounting Policies and Recent Developments

(a) Organization - Middlesex Water Company (Middlesex or the Company) is the parent company and sole shareholder of Tidewater Utilities, Inc. (Tidewater), Pinelands Water Company (Pinelands Water) and Pinelands Wastewater Company (Pinelands Wastewater) (collectively, Pinelands), Utility Service Affiliates, Inc. (USA), Utility Service Affiliates (Perth Amboy) Inc. (USA-PA) and Twin Lakes Utilities, Inc. (Twin Lakes). Southern Shores Water Company, LLC (Southern Shores) and White Marsh Environmental Systems, Inc. (White Marsh) are wholly-owned subsidiaries of Tidewater. The terms "we," "our," and "us" collectively refer to Middlesex and its subsidiaries,

Middlesex has operated as a water utility in New Jersey since 1897 and in Delaware, through our wholly-owned subsidiary, Tidewater, since 1992. We are in the business of providing an essential water utility service for domestic, commercial, municipal, industrial and fire protection purposes. We also operate New Jersey municipal water, wastewater and storm water systems under contract and provide unregulated water and wastewater services in New Jersey and Delaware through our subsidiaries. Our rates charged to customers for water and wastewater services, the quality of services we provide and certain other matters are regulated in New Jersey and Delaware by the New Jersey Board of Public Utilities (NJBPU) and the Delaware Public Service Commission (DEPSC), respectively. Our USA, USA-PA and White Marsh subsidiaries are not regulated utilities.

(b) Principles of Consolidation – The financial statements for Middlesex and its wholly-owned subsidiaries (the Company) are reported on a consolidated basis. All significant intercompany accounts and transactions have been eliminated. Other financial investments in which the Company holds a 50% or less voting interest and cannot exercise control over the operation and policies of the investments are accounted for under the equity method of accounting. Under the equity method of accounting, the Company records its investment interests in Non-Utility Assets and its percentage share of the earnings or losses of the investees in Other Income.

(c) System of Accounts – The Company's regulated utilities maintain their accounts in accordance with the Uniform System of Accounts prescribed by the NJBPU and DEPSC.

(d) Regulatory Accounting - We maintain our books and records in accordance with accounting principles generally accepted in the United States of America (GAAP). Middlesex and certain of its subsidiaries, which account for 93% of Operating Revenues and 99% of Total Assets, are subject to regulation in the state in which they operate. Those companies are required to maintain their accounts in accordance with regulatory authorities' rules and guidelines, which may differ from other authoritative accounting pronouncements. In those instances, the Company follows the guidance provided in Accounting Standards Codification (ASC) 980, *Regulated Operations*.

In accordance with ASC 980, *Regulated Operations*, costs and obligations are deferred if it is probable that these items will be recognized for rate-making purposes in future rates. Accordingly, we have recorded costs and obligations, which will be amortized over various future periods. Any change in the assessment of the probability of rate-making treatment will require us to change the accounting treatment of the deferred item. We have no reason to believe any of the deferred items that are recorded will be treated differently by the regulators in the future. For additional information, see Note 2 – *Rate and Regulatory Matters*.

(e) Retirement Benefit Plans - We maintain a noncontributory defined benefit pension plan (Pension Plan), which covers all active employees who were hired prior to April 1, 2007, as well as a defined contribution plan in which all employees are eligible to participate. In addition, the Company maintains an unfunded supplemental plan for certain of its executive officers. The Company has a retirement benefit plan other than pensions (Other Benefits Plan) for substantially all of its retired employees. Employees hired after March 31, 2007 are not eligible to participate in this plan. Coverage includes healthcare and life insurance.

The Company's costs for providing retirement benefits are dependent upon numerous factors, including actual plan experience and assumptions of future experience. Retirement benefit plan obligations and expense are determined based on investment performance, discount rates and various other demographic factors related to the population participating in the Company's retirement benefit plans, all of which can change significantly in future years. For more information on the Company's Retirement Benefit Plans, see Note 7 – *Employee Benefit Plans*.

(f) Utility Plant – Utility Plant is stated at original cost as defined for regulatory purposes. Property accounts are charged with the cost of betterments and major replacements of property. Cost includes direct material, labor and indirect charges for pension benefits and payroll taxes. The cost of labor, materials, supervision and other expenses incurred in making repairs and maintenance of the properties is charged to the appropriate expense accounts. At December 31, 2024, there was no event or change in circumstance that would indicate that the carrying amount of any long-lived asset was not recoverable.

(g) Depreciation – Depreciation is computed by each regulated member of the Company utilizing a rate approved by the applicable regulatory authority. The accumulated provision for depreciation is charged with the cost of property retired, less salvage. The following table sets forth the range of depreciation rates for the major utility plant categories used to calculate depreciation for the years ended December 31, 2024, 2023, and 2022. These rates have been approved by the NJBPU or DEPSC:

Source of Supply	1.15% - 3.44%	Transmission and Distribution (T&D):	
Pumping	2.00% - 5.39%	T&D – Mains	1.10% - 3.13%
Water Treatment	1.65% - 7.09%	T&D – Services	2.12% - 3.16%
General Plant	2.08% - 17.84%	T&D – Other	1.61% - 4.63%
Wastewater Collection	1.42% - 1.81%		

Non-regulated fixed assets consist primarily of office buildings, furniture and fixtures, and transportation equipment. These assets are recorded at original cost and depreciation is calculated based on the estimated useful lives, ranging from 3 to 42 years.

(i) Advances for Construction– Cash advances are provided to the Company by customers, real estate developers and builders in order to extend utility service to their properties. These transactions are recorded as Advances for Construction. Contractual Refunds of Advances for Construction in the form of cash are made by the Company and are based on either additional operating revenues generated from new customers or, as new customers are connected to the respective system. After all refunds are made and/or contract terms have expired, any remaining balance is transferred to Contributions in Aid of Construction (CIAC).

CIAC – CIAC include direct non-refundable contributions of utility plant and/or cash and the portion of Advances for Construction that becomes non-refundable.

In accordance with regulatory requirements, Advances for Construction and CIAC are not depreciated. In addition, these amounts reduce the investment base for purposes of setting rates.

(j) Allowance for Funds Used During Construction (AFUDC) - Middlesex and its regulated subsidiaries capitalize AFUDC, which represents the cost of financing projects during construction. AFUDC is added to the construction costs of individual projects exceeding specific cost and construction period thresholds established for each company and then depreciated with the utility plant direct costs over the underlying assets' estimated useful life. AFUDC is calculated using each company's weighted cost of debt and equity as approved in their most recent respective regulatory rate order. The AFUDC rates for the years ended December 31, 2024, 2023 and 2022 for Middlesex and Tidewater are as follows:

	2024	**2023**	**2022**
Middlesex	6.64%	6.35%	6.35%
Tidewater	7.92%	7.92%	7.92%

(k) Accounts Receivable – We record bad debt expense based on a variety of factors such as our customers' payment history, current economic conditions and trending reasonable and supportable forecasts on expected collectability of accounts receivable. The allowance for credit losses was $2.7 million and $2.1 million as of December 31, 2024 and 2023, respectively. For the years ended December 31, 2024, 2023 and 2022, bad debt expense was $1.6 million, $1.0 million and $0.5 million, respectively. For the years ended December 31, 2024, 2023 and 2022, write-offs were $1.0 million, $1.2 million and $0.7 million, respectively.

(l) Revenues - The Company's revenues are primarily generated from regulated tariff-based water and wastewater utility services and non-regulated operation and maintenance contracts for services on water and wastewater systems owned by others. Revenue from contracts with customers is recognized when control of a promised good or service is transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services.

The Company's regulated revenue results from tariff-based water and wastewater utility services to residential, industrial, commercial, fire-protection and wholesale customers. Residential customers are billed quarterly while most industrial, commercial, fire-protection and wholesale customers are billed monthly. Payments by customers are due between 15 to 30 days after the invoice date. Revenue is recognized as the water and wastewater services are delivered to customers which includes an accrual of unbilled revenues estimated from the last meter reading date to the end of the accounting period utilizing factors such as historical customer data and regional weather indicators. Unearned Revenues and Advance Service Fees include fixed service charge billings in advance to Tidewater customers recognized as service is provided to the customer.

Non-regulated service contract revenues consist of base service fees as well as fees for additional billable services provided to customers. Fees are billed monthly and are due within 30 days after the invoice date. The Company considers the amounts billed to represent the value of these services provided to customers. These contracts expire at various times through 2032 and contain remaining performance obligations for which the Company expects to recognize revenue in the future. These contracts also contain customary termination provisions.

Substantially all of the amounts included in operating revenues and accounts receivable are from contracts with customers.

The Company's contracts do not contain any significant financing components.

The Company's operating revenues are comprised of the following:

| | | (In Thousands) Years Ended December 31, | | | | |
		2024		2023		2022
Regulated Tariff Sales						
Residential	$	97,802	$	86,581	$	84,950
Commercial		31,833		23,945		22,689
Industrial		13,842		11,586		11,152
Fire Protection		14,188		12,582		12,726
Wholesale		21,003		19,117		18,769
Non-Regulated Contract Operations		13,085		12,320		12,006
Total Revenue from Contracts with Customers	$	191,753	$	166,131	$	162,292
Other Regulated Revenues		691		806		831
Other Non-Regulated Revenues		467		453		440
Inter-segment Elimination		(1,034)		(1,116)		(1,129)
Total Revenue	$	191,877	$	166,274	$	162,434

(m) Unamortized Debt Expense and Premiums on Long-Term Debt - Unamortized Debt Expense and Premiums on Long-Term Debt, included on the consolidated balance sheet in long-term debt, are amortized over the lives of the related debt.

(n) Income Taxes - Middlesex files a consolidated federal income tax return for the Company and income taxes are allocated based on the separate return method. Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes. Deferred income taxes are provided on differences between the tax basis of assets and liabilities and the amounts at which they are carried in the consolidated financial statements. Investment tax credits have been deferred and are amortized over the estimated useful life of the related property. In the event there are interest and penalties associated with income tax adjustments from income tax authority examinations, these amounts will be reported under interest charges and other expense, respectively. For more information on income taxes, see Note 3 – *Income Taxes*.

(o) Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents represent bank balances and money market funds with investments maturing in less than 90 days.

(p) Use of Estimates - Conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

(q) Recent Accounting Pronouncements - The recently issued accounting standards and their impact on the Company as of December 31, 2024 are as follows:

Standard	Description	Date of Adoption	Application	Effect on the Consolidated Financial Statements
Accounting Standards Update ("ASU") 2023-07 "Improvements to Reportable Segment Disclosures"	The ASU requires disclosure of significant segment expenses, extends certain annual disclosures to interim periods, and additional qualitative disclosures regarding the chief operating decision maker.	The ASU is effective for the Company beginning with its annual financial statements for the year ended December 31, 2024.	Retrospective	The Company adopted ASU 2023-07, including a recast of 2023 and 2022 information, by including additional required disclosures within the Notes to the Consolidated Financial Statements -see *Note 8- Reportable Segments*.
ASU 2023-09 "Improvements to Income Tax Disclosures"	The ASU amends certain income tax disclosure requirements, including adding requirements to present the reconciliation of income tax expense computed at the statutory rate to actual income tax expense using both percentages and amounts and providing a disaggregation of income taxes paid. Further, certain disclosures are eliminated, including the current requirement to disclose information on changes in unrecognized tax benefits in the next 12 months.	The ASU is effective for the Company beginning with its annual financial statements for the year ending December 31, 2025. Early adoption is permitted.	Prospective, with retrospective application also permitted.	The Company is currently evaluating the requirements of ASU 2023-09.
ASU 2024-03 "Disaggregation of Income Statement Expenses"	The ASU enhances disclosures related to income statement expenses to further disaggregate expenses in the footnotes to the financial statements. The standard requires disaggregation of any relevant expense caption presented on the face of the income statement that contains the following expense categories: purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion. Further, the standard requires disclosure of the total amount and the entity's definition of selling expenses.	The ASU is effective for the Company beginning with its annual financial statements for the year ended December 31, 2027.	Prospective, with retrospective application also permitted.	The Company is currently evaluating the requirements of ASU 2024-03.

(r) Reclassifications – Certain reclassifications have been made to prior periods in the Consolidated Financial Statements and Notes to conform to the current presentation.

Note 2 - Rate and Regulatory Matters

Rate Matters

Middlesex – The approval by the NJBPU in February 2024 of the negotiated settlement of the Middlesex 2023 base rate case is expected to increase annual operating revenues by $15.4 million, effective March 1, 2024. The approved tariff rates were designed to recover increased operating costs as well as a return on invested capital of $563.1 million, based on an authorized return on common equity of 9.6%. Middlesex has made capital infrastructure investments to ensure prudent upgrade and replacement of its utility assets to support continued regulatory compliance, resilience and overall quality of service. In August 2023, Middlesex and 3M Company (3M) executed a settlement agreement (Settlement Agreement) to resolve a lawsuit Middlesex previously initiated claiming 3M introduced Perfluoroalkyl Substances (PFAS) into the Company's water supply for its Park Avenue Wellfield Treatment Plant (Park Avenue Plant). The rate case settlement provided that the net proceeds from the 3M Settlement Agreement were to be used to mitigate the increase in customer rates and reimburse Middlesex for previously incurred costs for the construction of the Park Avenue Plant PFAS treatment upgrades, including depreciation and carrying costs. This resulted in the reclassification of $48.3 million from Regulatory Liabilities to Contributions in Aid of Construction from the December 31, 2023 balance sheet. In 2024, the Company also recognized the recovery of $0.9 million for depreciation and $4.1 million for carrying costs associated with the Park Avenue Plant PFAS treatment upgrades, as well as the recovery of $2.6 million of previously incurred operating treatment costs while the Park Avenue Plant PFAS treatment upgrades were in process.

The Middlesex Lead Service Line Replacement (LSLR) Plan, which was approved by the NJBPU in January 2024, has commenced and Middlesex is currently recovering $1.2 million of costs for replacing customer-owned lead service lines incurred through June 2024, which are being recovered between September 2024 and February 2025. Costs of $0.6 million for replacing customer-owned lead service lines incurred between July 2024 through December 2024 will be recovered beginning in March 2025 through August 2025. The LSLR surcharge is required to be reset every six months over the life of the LSLR Plan. Cost recovery for replacing Company-owned lead service lines are recoverable through traditional rate making in connection with general rate case filings.

In October 2023, the NJBPU approved Middlesex's petition for a Distribution System Improvement Charge (DSIC) Foundation Filing, which is a prerequisite to implementing a DSIC rate that allows water utilities to recover investments in, and generate a return on, qualifying capital improvements to their water distribution system made between base rate proceedings. Middlesex is authorized to recover DSIC revenues up to five percent (5%) of total revenues established in Middlesex's 2021 base rate proceeding, or approximately $5.5 million. Semi-annually, beginning in April 2024, the Company must file for a change in its DSIC rate seeking recovery for DSIC-eligible investments made during the period. DSIC rates remain in effect until Middlesex's next base rate case increase subsequent to the March 1, 2024 increase. Under the terms of the Foundational Filing, the Company is required to file a base rate petition before November 2026.

In May 2024, the NJBPU approved a DSIC rate, effective May 26, 2024, that is expected to result in $0.5 million of annual revenue. In November 2024, the NJBPU approved a DSIC rate, effective November 26, 2024, that is expected to result in an additional $0.6 million of annual revenue. Middlesex expects to file for an additional DSIC rate increase in April 2025.

In February 2025, the NJBPU approved Middlesex's petition to reset its Purchased Water Adjustment Clause (PWAC) tariff rate to recover additional annual costs of $0.5 million, primarily for the purchase of treated water from a non-affiliated water utility regulated by the NJBPU. A PWAC is a rate mechanism that allows for the recovery of increased purchased water costs between base rate case filings. The PWAC is reset to zero once those increased costs are included in base rates. The new PWAC rate will be effective March 1, 2025.

Tidewater – In August 2024, Tidewater filed an application with the DEPSC to increase its general rates for water service. In the application, Tidewater seeks an overall increase in annual operating revenue of $10.3 million or 25.66% over current revenue. The request for rate increases will allow Tidewater to recover prudently incurred investments made in the last ten years to support continued regulatory compliance, enhanced water quality, service reliability, security and resiliency of the water utility infrastructure assets. Effective October 30, 2024, Tidewater received approval of the DEPSC to suspend its DSIC rate and implement an interim rate increase, which is expected to result in approximately $2.5 million of annual revenues, subject to refund pending the outcome of the rate case application.

In September 2024, the DEPSC approved Tidewater's petition to recover up to $2.1 million of costs associated with Tidewater's obligation to identify and inventory lead service lines throughout Tidewater's service area, as required by federal law and Delaware regulations. Recovery of these costs began February 1, 2025 and is expected to continue through January 2028. Through December 31, 2024, Tidewater has spent $1.8 million, which is included in Regulatory Assets.

Tidewater Acquisition of the Water Utility Assets of the Town of Ocean View, Delaware – In February 2025, Tidewater and the Town of Ocean View, Delaware's (Ocean View) joint application for Tidewater's purchase of all of the rights, title, and interest in the water utility assets of Ocean View for $4.6 million was approved by the DEPSC. Ocean View serves approximately 900 customers in Sussex County, Delaware. Tidewater currently provides water service to most residents of Ocean View other than the 900 customers currently served by Ocean View. Closing on this purchase is expected by April 2025.

Southern Shores - Southern Shores provides water service to a 2,200 unit condominium community in Sussex County, Delaware under a DEPSC-approved agreement expiring December 31, 2029. Under the agreement, rates are increased when there are unanticipated capital expenditures or regulatory related changes in operating expenses exceed certain thresholds. In 2024, capital expenditures did exceed the established threshold. In addition, rates are increased annually by the lesser of the regional Consumer Price Index or 3%. Effective January 1, 2025, Southern Shores rates were increased $0.1 million or 6.51%.

Twin Lakes – Twin Lakes provides water services to approximately 115 residential customers in Shohola, Pennsylvania. In January 2021, the Pennsylvania Public Utility Commission (PAPUC) appointed a large Pennsylvania based investor-owned utility as the receiver (the Receiver Utility) of the Twin Lakes system. In November 2021, the PAPUC issued an Order ordering the Receiver Utility to acquire the Twin Lakes water system and for Middlesex, the parent company of Twin Lakes, to submit $1.7 million into an escrow account within 30 days. In January 2025, the United States Court of Appeals for the Third Circuit (Third Circuit Court) upheld the PAPUC Order. Following the Third Circuit Court's decision, Middlesex will not pursue further litigation in the federal courts and intends to submit the required escrow payment to complete the Receiver Utility's acquisition of the Twin Lakes system. The estimated loss recorded by the Company related to this matter, and the financial results, total assets and financial obligations of Twin Lakes are not material to Middlesex.

Regulatory Matters

We have recorded certain costs as regulatory assets because we expect full recovery of, or are currently recovering, these costs in the rates we charge customers. These deferred costs have been excluded from rate base and, therefore, we are not earning a return on the unamortized balances. We record regulatory liabilities for amounts expected to be refunded to customers in the rate making process. These items are detailed as follows:

	(In Thousands) December 31,	
Regulatory Assets	**2024**	**2023**
Income Taxes (a)	$ 89,825	$ 84,419
Other (b)	11,958	6,275
Total	$ 101,783	$ 90,694
Regulatory Liabilities		
Income Taxes (c)	$ 27,380	$ 28,188
Cost of Removal (d)	20,595	19,727
Employee Benefit Plans (e)	9,435	1,471
Lawsuit Settlement (f)	5,334	63,635
New Jersey Revenue Taxes (g)	1,813	—
Total	$ 64,557	$ 113,021

(a) The recovery period for income taxes is dependent upon when the temporary differences between the tax and book treatment of various items reverse.

(b) Other primarily includes deferred costs for rate cases and tank painting.

(c) The 2017 Tax Act reduced the statutory corporate federal income tax rate from 35% to 21%. The tariff rates charged to customers effective prior to 2018 in the Company's regulated companies include recovery of income taxes at the statutory rate in effect at the time those rates were approved by the respective state public utility commissions. The Company has recorded regulatory liabilities for excess income taxes collected through rates due to the lower income tax rate under the 2017 Tax Act. These regulatory liabilities are overwhelmingly related to utility plant depreciation deduction timing differences, which are subject to Internal Revenue Service (IRS) normalization rules. The IRS rules limit how quickly the excess taxes attributable to accelerated taxes can be returned to customers. The current base rates for Middlesex and Pinelands customers became effective after 2017 and reflect the impact of the 2017 Tax Act.

(d) The Company uses composite depreciation rates for its regulated utility assets, which is currently an acceptable method under GAAP and is widely used in the utility industry. Historically, under the composite depreciation method, the anticipated costs of removing assets upon retirement are provided for over the life of those assets as a component of depreciation expense. The Company recovers certain asset retirement costs through rates charged to customers as an approved component of depreciation expense.

(e) Retirement benefits include pension and other retirement benefits that have been recorded on the Consolidated Balance Sheet in accordance with the guidance provided in ASC 715, *Compensation – Retirement Benefits*. These amounts represent obligations less than current funding.

(f) The net proceeds available to Middlesex from the 3M Settlement Agreement were recorded as a regulatory liability and are being used for future related operating and maintenance costs.

(g) Revenue related taxes paid by the Company's New Jersey Regulated subsidiaries, and reflected in those subsidiaries current base rates, were above enacted rates and will be refunded back to customers in a future rate proceeding.

Note 3 – Income Taxes

Income tax expense (benefit) differs from the amount computed by applying the statutory rate on book income subject to tax for the following reasons:

		(In Thousands) Years Ended December 31,		
		2024	2023	2022
Income Tax at Statutory Rate	$	10,764 $	6,839 $	9,590
Tax Effect of:				
Utility Plant Related		(659)	(1,495)	(1,106)
Tangible Property Repairs		(4,535)	(5,475)	(6,767)
State Income Taxes – Net		1,270	1,117	1,296
Other		65	55	227
Total Income Tax Expense	$	6,905 $	1,041 $	3,240

Income tax expense (benefit) is comprised of the following:

		(In Thousands) Years Ended December 31,		
		2024	2023	2022
Current:				
Federal	$	1,554 $	2,952 $	425
State		1,126	1,066	1,381
Deferred:				
Federal		3,802	(3,261)	1,242
State		482	348	260
Investment Tax Credits		(59)	(64)	(68)
Total Income Tax Expense	$	6,905 $	1,041 $	3,240

As part of Middlesex's March 2018 general rate case settlement with the NJBPU, Middlesex received approval for regulatory accounting treatment of income tax benefits associated with the adoption of tangible property regulations issued by the IRS (fully amortized as of March 31, 2022) as well as prospective recognition of the income tax benefits for the immediate deduction of repair costs on tangible property. This results in significant reductions in the Company's effective income tax rate, current income tax expense and deferred income tax expense (benefit).

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The components of the net deferred tax liability are as follows:

| | (In Thousands) December 31, | |
	2024	2023
Utility Plant Related	$ 95,877	$ 84,330
Customer Advances	(3,525)	(3,546)
Employee Benefits	7,888	7,100
Investment Tax Credits	181	240
Other	814	612
Total Accumulated Deferred Income Taxes	$ 101,235	$ 88,736

The determination of our provision for income taxes requires the use of estimates and the interpretation and application of tax laws. Judgment is required in assessing the deductibility and recoverability of certain tax benefits. We use the asset and liability method to determine and record deferred tax assets and liabilities, representing future tax benefits and taxes payable, which result from the differences in basis recorded in GAAP financial statements and amounts recorded in the income tax returns. The deferred tax assets and liabilities are recorded utilizing the statutorily enacted tax rates expected to be in effect at the time the assets are realized and/or the liabilities settled. An offsetting valuation allowance is recorded when it is more likely than not that some or all of the deferred income tax assets won't be realized. Any significant changes to the estimates and judgments with respect to the interpretations, timing or deductibility could result in a material change to earnings and cash flows.

Occasionally, federal and state taxing authorities determine that it is necessary to make certain changes to the income tax laws. These changes may include but are not limited to changes in the tax rates and/or the treatment of certain items of income or expense. Accounting guidance requires that the Company reflect the effect of changes in tax laws or tax rates at the date of enactment. Additionally, the Company is required to re-measure its deferred tax assets and liabilities as of the date of enactment. For non-regulated entities, the effects of changes in tax laws or tax rates are required to be included in income from continuing operations for the period that includes the enactment date. For regulated entities, if as the result of an action by a regulator it is probable that the future increase or decrease in taxes payable for items such as changes in tax laws or rates will be recovered from or returned to customers through future rates, an asset or liability shall be recognized for that probable increase or decrease in future revenue. Accounting guidance also requires that regulatory liabilities and/or assets be considered a temporary difference for which a related deferred tax asset and/or liability shall be recognized.

Accounting guidance requires that we establish reserves for uncertain tax positions, if any, when it is more likely than not that the positions will not be sustained when challenged by taxing authorities. Any changes to the estimates and judgments with respect to the interpretations, timing or deductibility could result in a change to earnings and cash flows.

Interest and penalties related to unrecognized tax benefits, if any, are recognized within interest charges and other expense, respectively.

Note 4 - Commitments and Contingent Liabilities

Water Supply – Middlesex's agreement with the New Jersey Water Supply Authority (NJWSA) for the purchase of untreated water expires November 30, 2048. NJSWA provides for an average purchase of 27.0 million gallons a day (mgd), with a peak up to 47.0 mgd. Pricing is set annually by the NJWSA through a public rate making process. The agreement has provisions for additional pricing in the event Middlesex overdrafts or exceeds certain monthly and annual thresholds.

Middlesex also has an agreement with a non-affiliated NJBPU-regulated water utility for the purchase of treated water. This agreement, which expires February 27, 2026, provides for the minimum purchase of 3.0 mgd of treated water with provisions for additional purchases if needed.

Tidewater contracts with the City of Dover, Delaware to purchase treated water of up to 75.0 million gallons annually.

Purchased water costs are shown below:

	(In Millions) Years Ended December 31,					
		2024		2023		2022
Untreated	$	3.5	$	3.2	$	3.2
Treated		4.0		5.3		3.9
Total Costs	$	7.5	$	8.5	$	7.1

Leases - The Company determines if an arrangement is a lease at the inception of the lease. Generally, a lease agreement exists if the Company determines that the arrangement gives the Company control over the use of an identified asset and obtains substantially all of the benefits from the identified asset.

The Company has entered into an operating lease of office space for administrative purposes, expiring in December 2029. The Company has not entered into any finance leases. The exercise of a lease renewal option for the Company's administrative offices is solely at the discretion of the Company.

The right-of-use (ROU) asset recorded represents the Company's right to use an underlying asset for the lease term and lease liability represents the Company's obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's operating lease does not provide an implicit discount rate and as such the Company used an estimated incremental borrowing rate (4.03%) based on the information available at commencement date in determining the present value of lease payments.

Given the impacts of accounting for regulated operations, and the resulting recognition of expense at the amounts recovered in customer rates, expenditures for operating leases are consistent with lease expense and was $0.8 million for each of the years ended December 31, 2024, 2023 and 2022.

Information related to operating lease ROU assets is as follows:

	(In Millions) December 31,			
		2024		2023
ROU Asset at Lease Inception	$	7.3	$	7.3
Accumulated Amortization		(4.7)		(4.1)
Current ROU Asset	$	2.6	$	3.2

The Company's future minimum operating lease commitments as of December 31, 2024 are as follows:

	(In Millions) December 31, 2024	
2025	$	0.8
2026		0.8
2027		0.9
2028		0.9
2029		0.9
Total Lease Payments	$	4.3
Imputed Interest		(1.3)
Present Value of Lease Payments		3.0
Less Current Portion*		(0.6)
Non-Current Lease Liability	$	2.4

*Included in Other Current Liabilities

Construction – In connection with the Company's planned capital expenditures, the Company has entered into several contractual construction agreements that in total obligate it to expend an estimated $9.6 million in the future. The actual amount and timing of capital expenditures is dependent on the need for replacement of existing infrastructure, customer growth, residential new home construction and sales, project scheduling, supply chain issues and continued refinement of project scope and costs.

Contingencies – Based on our operations in the heavily-regulated water and wastewater industries, the Company is routinely involved in disputes, claims, lawsuits and other regulatory and legal matters, including responsibility for fines and penalties relative to regulatory compliance. At this time, Management does not believe the final resolution of any such matters, whether asserted or unasserted, will have a material adverse effect on the Company's financial position, results of operations or cash flows. In addition, the Company maintains business insurance coverage that may mitigate the effect of current or future loss contingencies.

Change in Control Agreements – The Company has Change in Control Agreements with its executive officers that provide compensation and benefits in the event of termination of employment in connection with a change in control of the Company.

Note 5 – Short-term Borrowings

Information regarding the Company's short-term borrowings for the years ended December 31, 2024 and 2023 is summarized below:

	($ In Millions)	
	2024	2023
Average Amount Outstanding	$ 38.7	$ 35.7
Weighted Average Interest Rate	6.33%	6.13%
Notes Payable at Year-End	$ 23.0	$ 42.8
Weighted Average Interest Rate at Year-End	5.63%	6.50%

The Company maintains bank lines of credit aggregating $140.0 million.

	(In Millions) As of December 31, 2024				Line of Credit
	Outstanding	Available	Maximum	Credit Type	Expiration Date
Bank of America	$ —	$ 60.0	$ 60.0	Uncommitted	January 23, 2026
PNC Bank	23.0	45.0	68.0	Committed	January 31, 2027
CoBank, ACB (CoBank)	—	12.0	12.0	Committed	May 20, 2026
	$ 23.0	$ 117.0	$ 140.0		

The maturity dates for the Notes Payable as of December 31, 2024 are extendable at the discretion of the Company.

The interest rates are set for borrowings under the Bank of America and PNC Bank lines of credit using the Secured Overnight Financing Rate (SOFR) and then adding a specific financial institution credit spread. The interest rate for borrowings under the CoBank line of credit are set weekly using CoBank's internal cost of funds index that is similar to the SOFR and adding a credit spread. There is no requirement for a compensating balance under any of the established lines of credit.

Note 6 - Capitalization

All the transactions discussed below related to the issuance of securities were approved by either the NJBPU or DEPSC, except where otherwise noted.

Common Stock

The Company issues shares of its common stock in connection with its Middlesex Water Company Investment Plan (the Investment Plan), a direct share purchase and dividend reinvestment plan for the Company's common stock. The Company raised approximately $1.0 million under the Investment Plan during 2024. Currently, 0.7 million

shares remain registered with the United States Securities and Exchange Commission and available for issuance to participants under the Investment Plan.

In April 2023, Middlesex received approval from the NJBPU to issue and sell up to 1.0 million shares of its common stock, without par value, through December 31, 2025. Sales of additional shares of common stock are part of the Company's comprehensive financing plan to fund its multi-year utility plant infrastructure investment program. As described below in "Long-term Debt", the NJBPU also approved the debt funding component of the financing plan.

The Company issues common shares under a restricted stock plan for certain management employees, which is described in Note 7 – *Employee Benefit Plans*.

The Company maintains a stock plan for its independent Directors as a component of outside members of the Board of Directors compensation. For the years ended December 31, 2024, 2023 and 2022, 7,570, 4,608 and 2,664 shares, respectively, of Middlesex common stock were granted and issued to the Company's independent Directors under the plan. The maximum number of shares authorized for grant under the plan is 100,000, of which 34,283 shares remain available for future awards.

In the event dividends on the preferred stock are in arrears, no dividends may be declared or paid on the common stock of the Company.

Preferred Stock

At December 31, 2024 and 2023, there were 120,000 shares of preferred stock authorized and less than 16,000 shares of preferred stock outstanding. There were no preferred stock dividends in arrears.

The Company may not pay any dividends on its common stock unless full cumulative dividends to the preceding dividend date for all outstanding shares of preferred stock have been paid or set aside for payment. If four or more quarterly dividends are in arrears, the preferred shareholders, as a class, are entitled to elect two members to the Board of Directors in addition to Directors elected by holders of the common stock. In addition, if Middlesex were to liquidate, holders of preferred stock would be paid back the stated value of their preferred shares before any distributions could be made to common stockholders.

The conversion feature of the no par $7.00 Series Cumulative and Convertible Preferred Stock allows the security holders to convert one convertible preferred share for twelve shares of the Company's common stock. In 2024, 4,275 shares of the Company's no par $7.00 Series Cumulative and Convertible Preferred Stock were converted into 51,300 shares (approximately $0.4 million) of the Company's common stock. In addition, the Company may redeem up to 10% of the outstanding convertible stock in any calendar year at a price equal to the fair value of twelve shares of the Company's common stock for each share of convertible stock redeemed.

Long-term Debt

Subject to regulatory approval, the Company periodically issues long-term debt to fund its investments in utility plant. To the extent possible and fiscally prudent, the Company finances qualifying capital projects under State Revolving Fund (SRF) loan programs in New Jersey and Delaware. These government programs provide financing at interest rates typically below rates available in the broader financial markets.

Middlesex has received approval from the NJBPU to borrow up to $300.0 million from the New Jersey SRF Program, the New Jersey Economic Development Authority, private placement and other financial institutions as needed through December 31, 2025. The Company expects to issue debt securities in a series of one or more transaction offerings over a multi-year period to help fund Middlesex's multi-year capital construction program.

In September 2024, Tidewater closed on a $2.2 million Delaware SRF loan with a 0.0% interest rate with an expected maturity date in 2044. This loan is for costs associated with Tidewater's obligation, as required by federal law and Delaware regulations, to identify and inventory lead service lines throughout Tidewater's service area. Tidewater has drawn down $1.7 million as of December 31, 2024.

In May 2024, Tidewater closed on four DEPSC-approved Delaware SRF loans totaling $5.6 million, all at interest rates of 2.0% with expected maturity dates in 2044. These loans are for the construction, relocation, improvement, and/or interconnection of transmission mains and construction of a water treatment facility. Tidewater has drawn down less than $0.1 million on these loans as of December 31, 2024. Each project has its own construction timetable with the last spending set to occur in 2026.

Separately, Tidewater has two active construction projects funded by prior year Delaware SRF loans totaling $8.3 million with remaining availability of funds for borrowing. These loans are for the construction of a one million gallon elevated storage tank and construction, relocation, improvement, and interconnection of transmission mains. Tidewater has drawn a total of $4.9 million through December 31, 2024 and expects that the requisitions will continue through the second quarter of 2025.

In July 2023, Pinelands Water and Pinelands Wastewater closed on $3.9 million and $3.6 million CoBank amortizing mortgage type loans, respectively, with an interest rate of 6.17% and a final maturity date of 2043 for each loan. Proceeds were used to pay off outstanding intercompany loans with Middlesex and for ongoing capital projects.

In May 2023, Tidewater closed on a $20.0 million loan from CoBank with an interest rate of 5.71% and a 2033 maturity date and fully drew all funds by June 30, 2023. Proceeds from the loan were used to pay off Tidewater's outstanding balances under its bank lines of credit and for other general corporate purposes.

In April 2023, Tidewater closed on two DEPSC-approved Delaware SRF loans totaling $6.9 million, all at interest rates of 2.0% with maturity dates in 2043 and 2044. These loans are for the construction, relocation, improvement, and/or interconnection of transmission mains. Tidewater has fully drawn on these loans.

In March 2023, Middlesex closed on a $40.0 million, 5.24% private placement of First Mortgage Bonds (FMBs) with a 2043 maturity date designated as Series 2023A. Proceeds were used to reduce the Company's outstanding balances under its bank lines of credit.

In May 2022, Middlesex repaid its two outstanding New Jersey Infrastructure Bank (NJIB) construction loans by issuing FMBs to the NJIB under two loan agreements. The total amount of FMBs issued is $52.2 million and designated as Series 2022A ($16.2 million) and Series 2022B ($36.0 million). The interest rate on the Series 2022A bond is zero and the interest rate on the Series 2022B bond ranges between 2.7% and 3.0%. The final maturity date for both FMBs is August 1, 2056, with scheduled debt service payments over the life of these loans.

The aggregate annual principal repayment obligations as of December 31, 2024 for all long-term debt over the next five years and thereafter are shown below:

Year	(In Millions) Annual Maturities
2025	$ 7.7
2026	7.5
2027	7.3
2028	7.0
2029	6.5
Thereafter	323.4

The weighted average interest rate on all long-term debt at December 31, 2024 and 2023 was 3.64% and 3.65%, respectively.

Substantially all of the utility plant of the Company is subject to the lien of its mortgage, which includes debt service and capital ratio covenants. The Company is in compliance with all of its mortgage covenants and restrictions.

Earnings Per Share

The following table presents the calculation of basic and diluted earnings per share (EPS) of common stock for the years ended December 31, 2024, 2023 and 2022. Basic EPS is computed on the basis of the weighted average number of shares outstanding. Diluted EPS assumes the conversion of the Convertible Preferred Stock $7.00 Series.

	(In Thousands, Except Per Share Amounts)					
	2024		2023		2022	
Basic:	Income	Shares	Income	Shares	Income	Shares
Net Income	$ 44,351	17,842	$ 31,524	17,732	$ 42,429	17,597
Preferred Dividend	(112)		(120)		(120)	
Earnings Applicable to Common Stock	$ 44,239	17,842	$ 31,404	17,732	$ 42,309	17,597
Basic EPS	$ 2.48		$ 1.77		$ 2.40	
Diluted:						
Earnings Applicable to Common Stock	$ 44,239	17,842	$ 31,404	17,732	$ 42,309	17,597
Convertible Preferred $7.00 Series Dividend	46	104	67	115	67	115
Adjusted Earnings Applicable to Common Stock	$ 44,285	17,946	$ 31,471	17,847	$ 42,376	17,712
Diluted EPS	$ 2.47		$ 1.76		$ 2.39	

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments for which it is practicable to estimate that value. The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and notes payable approximate their respective fair values due to the short-term maturities of these instruments. The fair value of FMBs and SRF Bonds (collectively, the Bonds) issued by Middlesex is based on quoted market prices for similar issues. Under the fair value hierarchy, the fair value of cash and cash equivalents is classified as a Level 1 measurement and the fair value of notes payable and the Bonds in the table below are classified as Level 2 measurements. The carrying amount and fair value of the Bonds were as follows:

	(In Thousands)			
	At December 31,			
	2024		**2023**	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FMBs	$ 129,602	$ 125,067	$ 133,374	$ 131,745

It was not practicable to estimate the fair value on our outstanding long-term debt for which there is no quoted market price and there is not an active trading market. For details, including carrying value, interest rate and due date on these series of long-term debt, please refer to those series of long-term debt titled "Amortizing Secured Notes" and "State Revolving Trust Notes" on the Consolidated Statements of Capital Stock and Long-Term Debt. The carrying amount of these instruments was $229.8 million and $231.3 million at December 31, 2024 and 2023, respectively. Advances for construction have carrying amounts of $22.6 million and $21.3 million at December 31, 2024 and 2023, respectively. Their relative fair values cannot be accurately estimated since future refund payments depend on several variables, including new customer connections, customer consumption levels and future rate increases.

Note 7 - Employee Benefit Plans

Pension Benefits

The Company's Pension Plan covers all active employees hired prior to April 1, 2007. Employees hired after March 31, 2007 are not eligible to participate in this plan, but can participate in a defined contribution profit sharing plan that provides an annual contribution at the discretion of the Company, based upon a percentage of the participants' annual paid compensation. In order to be eligible for contribution, the eligible employee must be employed by the Company on December 31st of the year to which the contribution relates. The Company maintains an unfunded supplemental plan for a limited number of its executive officers. The Accumulated Benefit Obligation for the Company's Pension Plan at December 31, 2024 and 2023 was $80.8 million and $83.7 million, respectively.

Other Benefits

The Company's Other Benefits Plan covers substantially all of its current retired employees. Employees hired after March 31, 2007 are not eligible to participate in this plan. Coverage includes healthcare and life insurance.

Regulatory Treatment of Over/Underfunded Retirement Obligations

Because the Company is subject to rate regulation in the states in which it operates, it is required to maintain its accounts in accordance with the regulatory authority's rules and guidelines, which may differ from other authoritative accounting pronouncements. In those instances, the Company follows the guidance of ASC 980, *Regulated Operations*. Based on prior regulatory practice, and in accordance with the guidance in ASC 980, *Regulated Operations*, the Company records underfunded Pension Plan and Other Benefits Plan obligation costs, which otherwise would be recognized in Other Comprehensive Income under ASC 715, *Compensation – Retirement Benefits*, as a Regulatory Asset, and expects to recover those costs in rates charged to customers.

The Company uses a December 31 measurement date for all of its employee benefit plans. The tables below set forth information relating to the Company's Pension Plan and Other Benefits Plan for 2024 and 2023.

	(In **Thousands**)			
	Pension Plan		**Other Benefits Plan**	
	Years Ended December 31,			
	2024	**2023**	**2024**	**2023**
Change in Projected Benefit Obligation:				
Beginning Balance	$ 91,853	$ 87,788	$ 28,000	$ 32,909
Service Cost	1,270	1,551	320	391
Interest Cost	4,280	4,270	1,313	1,608
Actuarial (Gain) Loss	(5,478)	1,966	(486)	(5,968)
Benefits Paid	(4,424)	(3,722)	(946)	(940)
Ending Balance	$ 87,501	$ 91,853	$ 28,201	$ 28,000

	(In **Thousands**)			
	Pension Plan		**Other Benefits Plan**	
	Years Ended December 31,			
	2024	**2023**	**2024**	**2023**
Change in Fair Value of Plan Assets:				
Beginning Balance	$ 92,346	$ 84,828	$ 48,352	$ 44,029
Actual Return on Plan Assets	7,976	10,840	4,675	4,323
Employer Contributions	2,750	400	946	940
Benefits Paid	(4,424)	(3,722)	(946)	(940)
Ending Balance	$ 98,648	$ 92,346	$ 53,027	$ 48,352
Funded Status	$ 11,147	$ 494	$ 24,826	$ 20,352

	(In **Thousands**)			
	Pension Plan		**Other Benefits Plan**	
	As of December 31,			
	2024	**2023**	**2024**	**2023**
Amounts Recognized in the Consolidated Balance Sheets consist of:				
Current Liability	$ 883	$ 933	$ —	$ —
Noncurrent Asset	(12,030)	(1,427)	(24,826)	(20,352)
Net Asset Recognized	$ (11,147)	$ (494)	$ (24,826)	$ (20,352)

	(In Thousands)					
	Pension Plan			**Other Benefits Plan**		
	Years Ended December 31,					
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Components of Net Periodic Benefit Cost						
Service Cost	$ 1,270	$ 1,551	$ 2,362	$ 320	$ 391	$ 799
Interest Cost	4,280	4,270	3,042	1,313	1,608	1,325
Expected Return on Plan Assets	(6,322)	(5,865)	(7,041)	(3,384)	(3,082)	(3,547)
Amortization of Net Actuarial Loss (Gain)	153	658	1,674	(1,098)	(191)	—
Net Periodic Benefit Cost*	$ (619)	$ 614	$ 37	$ (2,849)	$ (1,274)	$ (1,423)

*Service cost is included in Operations and Maintenance expense on the consolidated statements of income; all other amounts are included in Other Income, net.

Amounts that are expected to be amortized from Regulatory Assets into Net Periodic Benefit Cost in 2025 are as follows:

	(In Thousands)	
	Pension Plan	**Other Benefits Plan**
Actuarial Loss (Gain)	$ 50	$(1,127)

The discount rate and compensation increase rate for determining our postretirement benefit plans' benefit obligations and costs as of and for the years ended December 31, 2024, 2023 and 2022, respectively, are as follows:

	Pension Plan			**Other Benefits Plan**		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Weighted Average Assumptions:						
Expected Return on Plan Assets	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%
Discount Rate for:						
Benefit Obligation	5.47%	4.79%	4.98%	5.49%	4.79%	4.98%
Benefit Cost	4.79%	4.98%	2.72%	4.79%	4.98%	2.72%
Compensation Increase for:						
Benefit Obligation	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Benefit Cost	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%

The compensation increase assumption for the Other Benefits Plan is attributable to life insurance provided to qualifying employees upon their retirement. The insurance coverage will be determined based on the employee's base compensation as of their retirement date.

The Company utilizes the Society of Actuaries' mortality table (Pri-2012) (Mortality Improvement Scale MP2021).

For the 2024 valuation, costs and obligations for our Other Benefits Plan assumed a 8.0% annual rate of increase in the per capita cost of covered healthcare benefits in 2024 with the annual rate of increase declining 0.15% per year for 2025-2044, resulting in an annual rate of increase in the per capita cost of covered healthcare benefits of 5.0% by year 2045.

A one-percentage point change in assumed healthcare cost trend rates would have the following effects on the Other Benefits Plan:

	(In Thousands)	
	1 Percentage Point	
	Increase	**Decrease**
Effect on Current Year Service and Interest Costs	$ 228	$ (184)
Effect on Projected Benefit Obligation	$ 3,434	$ (2,824)

The following benefit payments, which reflect expected future service, are expected to be paid:

	(In Thousands)	
Year	**Pension Plan**	**Other Benefits Plan**
2025	$ 5,412	$ 1,303
2026	5,399	1,368
2027	5,479	1,410
2028	5,595	1,444
2029	5,581	1,541
2030-2034	29,746	8,682
Totals	$ 57,212	$ 15,748

Benefit Plans Assets

The allocation of plan assets at December 31, 2024 and 2023 by asset category is as follows:

Asset Category	Pension Plan			Other Benefits Plan		
	2024	2023	Target	2024	2023	Target
Equity Securities	31.8%	58.1%	30%	65.2%	60.9%	43%
Debt Securities	67.9%	39.6%	68%	33.0%	36.1%	50%
Cash	0.3%	0.7%	2%	1.8%	3.0%	2%
Real Estate/Commodities	0.0%	1.6%	0%	0.0%	0.0%	5%
Total	100.0%	100.0%		100.0%	100.0%	

Two outside investment firms each manage a portion of the Pension Plan asset portfolio. One of those investment firms also manages the Other Benefits Plan asset portfolio. Quarterly meetings are held between the Company's Pension Committee of the Board of Directors and the investment managers to review their performance and asset allocation. If the actual asset allocation is outside the targeted range, the Pension Committee reviews current market conditions and advice provided by the investment managers to determine the appropriateness of rebalancing the portfolio.

The objective of the Company is to maximize the long-term return on retirement plan assets, relative to a reasonable level of risk, maintain a diversified investment portfolio and maintain compliance with the Employee Retirement Income Security Act of 1974. The expected long-term rate of return is based on the various asset categories in which plan assets are invested and the current expectations and historical performance for these categories.

Fair Value Measurements

Accounting guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in accessible active markets.
- Level 2 – Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain investments in cash and cash equivalents, equity securities, and commodities are valued based on quoted market prices in active markets and are classified as Level 1 investments. Certain investments in cash and cash equivalents, equity securities and fixed income securities are valued using prices received from pricing vendors that utilize observable inputs and are therefore classified as Level 2 investments.

The following tables present Middlesex's Pension Plan assets measured and recorded at fair value within the fair value hierarchy:

	(In Thousands) As of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 31,187	$ —	$ —	$ 31,187
Money Market Funds	293	—	—	293
Common Equity Securities	195	—	—	195
Corporate Bonds	42,974	—	—	42,974
Agency/US Debt	19,041	—	—	19,041
Sovereign/Non-US Debt	4,958	—	—	4,958
Total Investments	$ 98,648	$ —	$ —	$ 98,648

| | (In Thousands) As of December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 71,236	$ —	$ —	$ 71,236
Money Market Funds	663	—	—	663
Common Equity Securities	12,544	—	—	12,544
Corporate Bonds	5,091	—	—	5,091
Agency/US Debt	1,854	—	—	1,854
Sovereign/Non-US Debt	958	—	—	958
Total Investments	$ 92,346	$ —	$ —	$ 92,346

The following tables present Middlesex's Other Benefits Plan assets measured and recorded at fair value within the fair value hierarchy:

| | (In Thousands) As of December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 34,545	$ —	$ —	$ 34,545
Money Market Funds	977	—	—	977
Agency/US/State/Municipal Debt	—	17,505	—	17,505
Total Investments	$ 35,522	$ 17,505	$ —	$ 53,027

| | (In Thousands) As of December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 29,437	$ —	$ —	$ 29,437
Money Market Funds	1,429	—	—	1,429
Agency/US/State/Municipal Debt	—	17,486	—	17,486
Total Investments	$ 30,866	$ 17,486	$ —	$ 48,352

Benefit Plans Contributions

For the Pension Plan, Middlesex made total cash contributions of $2.8 million in 2024 and expects to make approximately $0.9 million of cash contributions in 2025.

For the Other Benefits Plan, Middlesex made total cash contributions of $0.9 million in 2024 and expects to make approximately $1.0 million of cash contributions in 2025.

401(k) Plan

The Company maintains a 401(k) defined contribution plan, which covers substantially all employees (temporary employee needs to complete at least 1,000 hours of service to be eligible). Under the terms of the plan, the Company matches 100% of a participant's contributions, which do not exceed 1% of a participant's compensation, plus 50% of a participant's contributions exceeding 1%, but not more than 6%. The Company's matching contribution was $0.8 million, $0.8 million and $0.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Employees hired after March 31, 2007 are not eligible to participate in the Pension Plan and are generally eligible to participate in a discretionary profit sharing plan administered through the 401(k) plan. In December each year, the Board of Directors may approve that a stated percentage of eligible compensation be contributed to the account of the employee participant in the first quarter of the following year. For those employees still actively employed on December 31, 2024 or retired during the current year, the Company will fund a discretionary contribution of $1.1 million before April 1, 2025, which represents 5.0% of eligible 2024 compensation. For the years ended December 31, 2023 and 2022, the Company made qualifying discretionary contributions of $0.9 million for each year.

Stock-Based Compensation

The Company maintains a long-term incentive compensation plan for certain management employees where awards are made in the form of restricted common stock. Shares of restricted stock issued under the plan are subject to forfeiture by the employee in the event of termination of employment for any reason within three or five years of the award, as applicable, other than as a result of retirement at normal retirement age, death, disability or change in control. The maximum number of shares authorized for award under the plan is 300,000 shares, of which approximately 70% remain available for issuance.

The Company recognizes compensation expense at fair value for the plan awards in accordance with ASC 718, *Compensation – Stock Compensation*. Compensation expense is determined by the market value of the stock on the date of the award and is being amortized over the expected vesting period.

The following table presents awarded but not yet vested share information for the plan:

	Shares(thousands)	Unearned Compensation (thousands)	Weighted Average Granted Price
Balance, January 1, 2022	83	$ 1,931	
Granted	11	1,151	$ 105.17
Vested	(17)		
Amortization of Compensation expense	—	(1,350)	
Balance, December 31, 2022	77	1,732	
Granted	15	1,165	$ 77.63
Vested	(18)	—	
Amortization of Compensation expense	—	(1,854)	
Balance, December 31, 2023	74	1,043	
Granted	19	1,003	$ 52.50
Vested	(58)	—	
Amortization of Compensation expense	—	(1,140)	
Balance, December 31, 2024	**35**	**$ 906**	

Unearned compensation is recognized over a period of 4 years.

Note 8 – Business Segment Data

The Company's Chief Operating Decision Maker (CODM) consists of the Company's Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The CODM evaluates segment performance and profitability using net income. This metric provides a clear, consistent basis for analyzing the financial results of each segment and supports decision-making regarding the allocation of resources.

Resource allocation to the Company's regulated and non-regulated segments begins with the annual budgeting process, which establishes initial funding and resource levels for each segment. The budget incorporates key financial and operational inputs, including anticipated revenues, expenses, capital and financing requirements, aligning with the Company's strategic objectives and regulatory obligations. The CODM reviews budget-to-actual variances on a monthly, quarterly and year to-date basis and makes interim decisions to reallocate resources among segments as needed, ensuring a timely and effective response to changing conditions. For the regulated segment, the CODM uses this assessment to determine whether the segment is achieving its regulatory authorized rate of return.

The segments follow the same accounting policies as described in *Note 1 – Organization, Summary of Significant Accounting Policies and Recent Developments*. Segment profit or loss is based on Net Income. Expenses used to determine operating income before taxes are charged directly to each segment or are allocated based on the applicable cost allocation factors. Assets allocated to each segment are based upon specific identification of such assets provided by Company records. The effects of all intra-segment and/or intercompany transactions are eliminated in the consolidated financial statements.

The Company has identified two reportable segments. One is the regulated business of collecting, treating and distributing water on a retail and wholesale basis to residential, commercial, industrial and fire protection customers in parts of New Jersey and Delaware and includes Middlesex, Tidewater, Pinelands Water and Southern Shores. This segment also includes a regulated wastewater system in New Jersey, Pinelands Wastewater. The Company is subject to regulations as to its rates, services and other matters by the states of New Jersey and Delaware with respect to utility service within these states. The other segment is primarily comprised of non-regulated contract services for the operation and maintenance of municipal and private water and wastewater systems in New Jersey and Delaware and includes USA, USA-PA, and White Marsh.

Operation by Segments		(In Thousands) Years Ended December 31,					
		2024		**2023**		**2022**	
Revenues:							
Regulated	$	179,359	$	154,617	$	151,117	
Non – Regulated		13,552		12,773		12,446	
Inter-segment Elimination		(1,034)		(1,116)		(1,129)	
Consolidated Revenues	$	191,877	$	166,274	$	162,434	
Operating Expenses							
Purchased Water:							
Regulated	$	8,064	$	9,144	$	7,777	
Non – Regulated		—		—		—	
Inter-segment Elimination		(567)		(663)		(688)	
Consolidated Purchased Water	$	7,497	$	8,481	$	7,089	
Other Operations and Maintenance Expenses:							
Regulated	$	76,483	$	66,670	$	64,170	
Non – Regulated		8,850		8,415		8,278	
Inter-segment Elimination		(467)		(453)		(441)	
Consolidated Other Operations and Maintenance Expenses	$	84,866	$	74,632	$	72,007	
Other Taxes:							
Regulated	$	21,644	$	18,504	$	17,963	
Non – Regulated		230		240		245	
Consolidated Other Taxes	$	21,874	$	18,744	$	18,208	
Depreciation:							
Regulated	$	24,173	$	24,931	$	22,783	
Non – Regulated		257		263		246	
Consolidated Depreciation	$	24,430	$	25,194	$	23,029	
Operating Income:							
Regulated	$	49,462	$	35,820	$	44,257	
Non – Regulated		3,748		3,403		3,076	
Consolidated Operating Income	$	53,210	$	39,223	$	47,333	
Other Income (Expense), Net:							
Regulated	$	12,195	$	6,637	$	7,898	
Non – Regulated		281		214		279	
Inter-segment Elimination		(407)		(366)		(474)	
Consolidated Other Income (Expense), Net	$	12,069	$	6,485	$	7,703	

Operation by Segments (continued)		**(In Thousands)**				
		Years Ended December 31,				
		2024		**2023**		**2022**
Interest Expense:						
Regulated	$	14,430	$	13,508	$	9,833
Non – Regulated		—		—		7
Inter-segment Elimination		(407)		(365)		(473)
Consolidated Interest Expense	$	14,023	$	13,143	$	9,367
Income Taxes:						
Regulated	$	5,653	$	(146)	$	2,084
Non – Regulated		1,252		1,187		1,156
Consolidated Income Taxes	$	6,905	$	1,041	$	3,240
Net Income:						
Regulated	$	41,575	$	29,094	$	40,229
Non – Regulated		2,776		2,430		2,200
Consolidated Net Income		44,351		31,524		42,429
Capital Expenditures:						
Regulated	$	74,584	$	90,047	$	91,054
Non – Regulated		38		132		281
Total Capital Expenditures	$	74,622	$	90,179	$	91,335

		(In Thousands)	
		As of	**As of**
		December 31, 2024	**December 31, 2023**
Assets:			
Regulated	$	1,264,472	$ 1,235,549
Non – Regulated		7,671	8,068
Inter-segment Elimination		(16,969)	(7,565)
Consolidated Assets	$	1,255,174	$ 1,236,052

Note 9 - Quarterly Data - Unaudited

Financial information for each quarter of 2024 and 2023 is as follows:

(In Thousands of Dollars, Except Per Share Data)

2024		1st		2nd		3rd		4th		Total
Operating Revenues	$	40,524	$	49,146	$	55,100	$	47,107		$191,877
Operating Income		9,865		15,315		17,501		10,529		53,210
Net Income		10,682		10,546		14,319		8,804		44,351
Basic Earnings per Share	$	0.60	$	0.59	$	0.80	$	0.49	$	2.48
Diluted Earnings per Share	$	0.59	$	0.59	$	0.80	$	0.49	$	2.47
Common Dividend Per Share	$	0.3250	$	0.3250	$	0.3250	$	0.3400	$	1.3150
High/Low Common Stock Price		$50.33/$64.71		$45.84/$58.02		$52.74/$67.59		$52.62/$69.70		

2023		1st		2nd		3rd		4th		Total
Operating Revenues	$	38,156	$	42,801	$	46,715	$	38,602		$166,274
Operating Income		7,490		10,669		12,822		8,242		39,223
Net Income		5,868		9,901		9,990		5,765		31,524
Basic Earnings per Share	$	0.33	$	0.56	$	0.56	$	0.32	$	1.77
Diluted Earnings per Share	$	0.33	$	0.55	$	0.56	$	0.32	$	1.76
Common Dividend Per Share	$	0.3125	$	0.3125	$	0.3125	$	0.3250	$	1.2625
High/Low Common Stock Price		$72.64/$90.56		$66.51/$84.38		$65.37/$84.35		$61.34/$73.47		

The information above, in the opinion of the Company, includes all adjustments consisting only of normal recurring accruals necessary for a fair presentation of such amounts. The business of the Company is subject to seasonal fluctuation with the peak period usually occurring during the summer months. The quarterly earnings per share amounts above may differ slightly from previous filings due to the effects of rounding.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Control and Procedures

The Company maintains disclosure controls and procedures designed to provide reasonable assurance that the information required to be disclosed in the reports filed or submitted to the United States Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management of the Company, with the participation of its principal executive officer and principal financial officer, has evaluated its disclosure controls and procedures as of the end of the period covered by this report and, based on such evaluation, has concluded that the disclosure controls and procedures are effective to provide such reasonable assurance. Reasonable assurance is not absolute assurance, however, and there can be no assurance that any design of controls or procedures would be effective under all potential future conditions, regardless of how remote.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of the effectiveness of controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013 framework). Based on that assessment, management has concluded that the Company had effective internal control over financial reporting as of December 31, 2024.

Middlesex's independent registered public accounting firm (PCAOB ID 23) has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in their report which is included herein.

Changes in Internal Controls

There has been no change in internal control over financial reporting during the fourth quarter of 2024 that materially affected, or is reasonably likely to materially affect, the internal controls over financial reporting of the Company.

ITEM 9B.   OTHER INFORMATION.

(a) None.

(b) Insider Trading Arrangements and Policies - During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K."

(c) Form 8-K Disclosures – None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information with respect to Directors of Middlesex Water Company will be included in Middlesex Water Company's Proxy Statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Information regarding the Executive Officers of Middlesex Water Company is included under Item 1. in Part I of this Annual Report.

ITEM 11.   EXECUTIVE COMPENSATION.

This information for Middlesex Water Company will be included in Middlesex Water Company's Proxy Statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

This information for Middlesex Water Company will be included in Middlesex Water Company's Proxy Statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

This information for Middlesex Water Company will be included in Middlesex Water Company's Proxy Statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

This information for Middlesex Water Company will be included in Middlesex Water Company's Proxy Statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

1.   The following Financial Statements and Supplementary Data are included in Part II- Item 8. of this Annual Report:

Consolidated Balance Sheets at December 31, 2024 and 2023.

Consolidated Statements of Income for each of the three years in the period ended December 31, 2024.

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2024.

Consolidated Statements of Capital Stock and Long-term Debt as of December 31, 2024 and 2023.

Consolidated Statements of Common Stockholders' Equity for each of the three years in the period ended December 31, 2024.

Notes to Consolidated Financial Statements.

2.   <u>Financial Statement Schedules</u>

All Schedules are omitted because of the absence of the conditions under which they are required or because the required information is shown in the financial statements or notes thereto.

3.   <u>Exhibits</u>

See Exhibit listing immediately following the signature page.

ITEM 16. FORM 10-K SUMMARY.

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIDDLESEX WATER COMPANY

By:	/s/ Nadine Leslie
	Nadine Leslie
	President and Chief Executive Officer
Date:	February 28, 2025

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 28, 2025.

By:	/s/ Mohammed G. Zerhouni
	Mohammed G. Zerhouni
	Senior Vice President, Chief Financial Officer and Treasurer
	(Principal Financial Officer)
By:	/s/ Robert J. Capko
	Robert J. Capko
	Corporate Controller
	(Principal Accounting Officer)
By:	/s/ Nadine Leslie
	Nadine Leslie
	President, Chief Executive Officer and Director
	(Principal Executive Officer)
By:	/s/ Joshua Bershad, M.D.
	Joshua Bershad, M.D.
	Director
By:	/s/ James F. Cosgrove Jr.
	James F. Cosgrove Jr.
	Director
By:	/s/ Dennis W. Doll
	Dennis W. Doll
	Chairman of the Board and Director
By:	/s/ Kim C. Hanemann
	Kim C. Hanemann
	Director
By:	/s/ Steven M. Klein
	Steven M. Klein
	Director
By:	/s/ Amy B. Mansue
	Amy B. Mansue
	Director
By:	/s/ Vaughn L. McKoy
	Vaughn L. McKoy
	Director
By:	/s/ Ann L. Noble
	Ann L. Noble
	Director
By:	/s/ Walter G. Reinhard
	Walter G. Reinhard
	Director

EXHIBIT INDEX

Exhibits designated with an asterisk (*) are filed herewith. The exhibits not so designated have heretofore been filed with the Commission and are incorporated herein by reference to the documents indicated in the previous filing columns following the description of such exhibits. Exhibits designated with a dagger (t) are management contracts or compensatory plans.

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
3.1	The Restated Certificate of Incorporation, filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the Year ended December 31, 1998.		
3.2	Certificate of Amendment to the Restated Certificate of Incorporation, filed with the State of New Jersey on June 20, 1997, filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.		
3.3	Certificate of Amendment to the Restated Certificate of Incorporation, filed with the State of New Jersey on May 27, 1998, filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.		
3.4	Certificate of Amendment to the Restated Certificate of Incorporation, filed with the State of New Jersey on June 10, 1998, filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.		
3.5	Certificate of Correction of Middlesex Water Company filed with the State of New Jersey on April 30, 1999, filed as Exhibit 3.3 to the Company's Annual Report on Form 10-K/A-2 for the year ended December 31, 2003.		
3.6	Certificate of Amendment to the Restated Certificate of Incorporation of Middlesex Water Company, filed with the State of New Jersey on February 17, 2000, filed as Exhibit 3.4 to the Company's Annual Report on Form 10-K/A-2 for the year ended December 31, 2003.		
3.7	Certificate of Amendment to the Restated Certificate of Incorporation of Middlesex Water Company, filed with the State of New Jersey on June 5, 2002, filed as Exhibit 3.5 to the Company's Annual Report on Form 10-K/A-2 for the year ended December 31, 2003.		
3.8	Certificate of Amendment to the Restated Certificate of Incorporation, filed with the State of New Jersey on June 19, 2007, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed April 30, 2010.		
3.9	Certificate of Amendment to the Restated Certificate of Incorporation, filed with the State of New Jersey on September 4, 2019, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed September 6, 2019.		
3.10	Certificate of Amendment to the Restated Certificate of Incorporation, filed with the State of New Jersey on September 19, 2019, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed September 23, 2019.		

EXHIBIT INDEX

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
3.11	By-laws of the Company, as amended, filed as Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.		
3.12	Amendments to the by-laws of the Company, included as Exhibit 3(ii) to the Company's Current Report on Form 8-K dated November 22, 2017.		
4.1	Form of Common Stock Certificate.	2-55058	2(a)
10.1	Water Service Agreement, dated February 28, 2006, between the Company and Elizabethtown Water Company, filed as Exhibit 10 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.		
10.2	Mortgage, dated April 1, 1927, between the Company and Union County Trust Company, as Trustee, as supplemented by Supplemental Indentures, dated as of October 1, 1939, and April 1, 1949.	2-15795	4(a)-4(f)
10.3	Supplemental Indenture, dated as of July 1, 1964, and June 15, 1991, between the Company and Union County Trust Company, as Trustee.	33-54922	10.4-10.9
10.4	Agreement for a Supply of Water, dated as of July 27, 2011, between the Company and the Old Bridge Municipal Utilities Authority, filed as Exhibit No. 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.		
10.5	Water Supply Agreement, dated as of July 14, 1987, between the Company and the Marlboro Township Municipal Utilities Authority, as amended.	33-31476	10.13
10.6	Water Purchase Contract, dated as of October 24, 2023, between the Company and the New Jersey Water Supply Authority, filed as Exhibit No. 10.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.		
10.7	Treatment and Pumping Agreement, dated October 1, 2014, between the Company and the Township of East Brunswick, filed as Exhibit No. 10.7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2016.		
10.8	Water Supply Agreement, dated June 4, 1990, between the Company and Edison Township.	33-54922	10.24
10.9	Agreement for a Supply of Water, dated January 1, 2006, between the Company and the Borough of Highland Park, filed as Exhibit No. 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.		
10.9(a)	Amendment to Agreement for a Supply of Water, dated as of December 1, 2015, between the Company and the Borough of Highland Park, filed as Exhibit No. 10.9(a) of the Company's Annual Report on Form 10-K for the year ended December 31, 2015.		

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
(t)10.10	Middlesex Water Company Supplemental Executive Retirement Plan, filed as Exhibit 10.13 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.		
(t)10.11(a)	Middlesex Water Company 2018 Restricted Stock Plan, filed as Appendix A to the Company's Definitive Proxy Statement, dated and filed April 12, 2018.		
(t)10.11(b)	Registration Statement, Form S-8, under the Securities Act of 1933, filed December 18, 2008, relating to the Middlesex Water Company Outside Director Stock Compensation Stock Plan.	333-156269	
(t)10.12	Employment Agreement, dated as of March 1, 2024, between the Company and Nadine Duchemin-Leslie, filed as Exhibit 99.2 of the Company's Current Report on Form 8-K dated January 23, 2024.		
(t)10.12(a)	Change in Control Termination Agreement, dated as of November 1, 2024, between the Company and Nadine Leslie, filed as Exhibit 10.6 of the Company's Current Report on Form 8-K dated November 5, 2024.		
(t)10.12(b)	Employment Agreement, dated as of June 24, 2024, between the Company and Mohammed G. Zerhouni, filed as Exhibit 99.2 of the Company's Current Report on Form 8-K dated June 10, 2024.		
(t)10.12(c)	Change in Control Termination Agreement, , dated as of June 24, 2024, between the Company and Mohammed G. Zerhouni, filed as Exhibit 99.3 of the Company's Current Report on Form 8-K dated June 10, 2024.		
(t)10.12(d)	Change in Control Termination Agreement, dated as of November 1, 2024, between the Company and Lorrie B. Ginegaw, filed as Exhibit 10.2 of the Company's Current Report on Form 8-K dated November 5, 2024.		
(t)10.12(e)	Employment Agreement, dated as of December 16, 2024, between the Company and Gregory Sorenson, filed as Exhibit 99.2 of the Company's Current Report on Form 8-K dated November 26, 2024.		
(t)10.12(f)	Change in Control Termination Agreement, dated as of December 16, 2024, between the Company and Gregory Sorenson, filed as Exhibit 99.3 of the Company's Current Report on Form 8-K dated November 26, 2024.		
(t)10.12(g)	Change in Control Termination Agreement, dated as of Novmeber 1, 2024, between the Company and Jay L. Kooper, filed as Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 5, 2024.		
(t)10.12(h)	Change in Control Termination Agreement, dated as of November 1, 2024, between the Company and Robert K. Fullagar, filed as Exhibit 10.3 of the Company's Current Report on Form 8-K dated November 5, 2024.		

EXHIBIT INDEX

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
(t)10.12(i)	Change in Control Termination Agreement, dated as of November 1, 2024, between the Company and Georgia M. Simpson, filed as Exhibit 10.4 of the Company's Current Report on Form 8-K dated November 5, 2024.		
(t)10.12(j)	Change in Control Termination Agreement, dated as of November 1, 2024 between the Company and Robert J. Capko, filed as Exhibit 10.5 of the Company's Current Report on Form 8-K dated November 5, 2024.		
10.13	Transmission Agreement, dated October 16, 1992, between the Company and the Township of East Brunswick.	33-54922	10.23
10.13(a)	Amendment, dated November 28, 2016, to Transmission Agreement between the Company and the Township of East Brunswick, filed as Exhibit No. 10.13(a) of the Company's Annual Report on Form 10-K for the year ended December 31, 2016.		
10.14	Contract, dated August 20, 2018, between the City of Perth Amboy and Utility Service Affiliates (Perth Amboy), Inc., filed as Exhibit 10.16 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.		
10.15	Thirtieth Supplemental Indenture, dated October 15, 2004, between the Company and Wachovia Bank, National Association; Loan Agreement, dated November 1, 2004, between the State of New Jersey and the Company (Series EE), filed as Exhibit No. 10.26 of the Company's Annual Report on Form 10-K for the year ended December 31, 2004.		
10.16	Thirty-First Supplemental Indenture, dated October 15, 2004, between the Company and Wachovia Bank, National Association; Loan Agreement, dated November 1, 2004, between the New Jersey Environmental Infrastructure Trust and the Company (Series FF), filed as Exhibit No. 10.27 of the Company's Annual Report on Form 10-K for the year ended December 31, 2004.		
10.17(a)	Promissory Note and Supplement, dated October 15, 2014, between Tidewater Utilities, Inc. and CoBank, ACB; Amendment to Combination Water Utility Real Estate Mortgage and Security Agreement, effective October 15, 2014, between Tidewater Utilities, Inc. and CoBank, ACB, filed as Exhibit 10.23 of the Company's Annual Report on Form 10-K for the year ended December 31, 2014.		

<center>**EXHIBIT INDEX**</center>

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
10.17(b)	Promissory Note and Supplement, dated March 29, 2021, between Tidewater Utilities, Inc. and CoBank, ACB; Amendment to Combination Water Utility Real Estate Mortgage and Security Agreement, effective March 29, 2021, between Tidewater Utilities, Inc. and CoBank, ACB, filed as Exhibit 10.19(b) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.		
10.17(c)	Promissory Note and Supplement, dated May 11, 2023, between Tidewater Utilities, Inc. and CoBank, ACB; Amendments to Combination Water Utility Real Estate Mortgage and Security Agreement, effective May 11, 2023, between Tidewater Utilities, Inc. and CoBank, ACB, filed as Exhibit 10.17(c) of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.		
10.17(d)	Sixth Amendment to Promissory Note and Supplement, dated as of May 11, 2023, between Tidewater Utilities, Inc. and CoBank, ACB, filed as Exhibit 10.17(d) of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.		
10.18	Agreement for a Supply of Water, dated April 1, 2006, between the Company and the City of Rahway, filed as Exhibit No. 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.		
10.19	Loan Agreement, dated November 1, 2006, between the State of New Jersey and the Company (Series GG), filed as Exhibit No. 10.30 of the Company's Annual Report on Form 10-K for the year ended December 31, 2006.		
10.20	Loan Agreement, dated November 1, 2006, between the New Jersey Environmental Infrastructure Trust and the Company (Series HH), filed as Exhibit No. 10.31 of the Company's Annual Report on Form 10-K for the year ended December 31, 2006.		
10.21	Loan Agreement, dated November 1, 2007, between New Jersey Environmental Infrastructure Trust and the Company (Series II), filed as Exhibit No. 10.32 of the Company's Annual Report on Form 10-K for the year ended December 31, 2007.		
10.22	Loan Agreement, dated November 1, 2007, between the State of New Jersey and the Company (Series JJ), filed as Exhibit 10.33 of the Company's Annual Report on Form 10-K for the year ended December 31, 2007.		
10.23	Loan Agreement, dated November 1, 2008, between New Jersey Environmental Infrastructure Trust and the Company dated as of (Series KK), filed as Exhibit 10.34 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008.		

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
10.24	Loan Agreement, dated November 1, 2008, between the State of New Jersey and the Company (Series LL), filed as Exhibit 10.35 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008.		
10.25	Prospectus Supplement, filed August 3, 2022, relating to the Middlesex Water Company Investment Plan.	333-266482	
10.25(a)	Prospectus Supplement, filed July 25, 2023, relating to the Middlesex Water Company Investment Plan.	333-266482	
10.26(a)	Amended and Restated $68,000,000 Revolving Line of Credit Note, dated February 9, 2022, between the Company, Pinelands Wastewater Company, Pinelands Water Company, Tidewater Utilities, Inc., Utility Service Affiliates (Perth Amboy) Inc., Utility Service Affiliates Inc. and While Marsh Environmental Systems, Inc., and PNC Bank, N.A., filed as Exhibit 10.26(a) of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.		
10.26(b)	Waiver and Amendment to Loan Documents, dated February 9, 2022, between the Company, Pinelands Wastewater Company, Pinelands Water Company, Tidewater Utilities, Inc., Utility Service Affiliates (Perth Amboy) Inc., Utility Service Affiliates Inc. and While Marsh Environmental Systems, Inc., and PNC Bank, N.A., filed as Exhibit 10.26(b) of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.		
10.26(c)	Amendment to Loan Documents, dated March 17, 2023, between the Company, Pinelands Wastewater Company, Pinelands Water Company, Tidewater Utilities, Inc., Utility Service Affiliates (Perth Amboy) Inc., Utility Service Affiliates Inc. and While Marsh Environmental Systems, Inc., and PNC Bank, N.A. filed as Exhibit 10.26(c) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.		
10.26(d)	Amendment to Loan Documents, dated April 5, 2023, between the Company, Pinelands Wastewater Company, Pinelands Water Company, Tidewater Utilities, Inc., Utility Service Affiliates (Perth Amboy) Inc., Utility Service Affiliates Inc. and While Marsh Environmental Systems, Inc., and PNC Bank, N.A, filed as Exhibit 10.26(d) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.		

EXHIBIT INDEX

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
10.26(e)	Amendment to Loan Documents, dated June 15, 2023, between the Company, Pinelands Wastewater Company, Pinelands Water Company, Tidewater Utilities, Inc., Utility Service Affiliates (Perth Amboy) Inc., Utility Service Affiliates Inc. and While Marsh Environmental Systems, Inc., and PNC Bank, N.A, filed as Exhibit 10.26(e) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023.		
10.26(f)	Amendment to Loan Documents, dated January 29, 2024, between the Company, Pinelands Wastewater Company, Pinelands Water Company, Tidewater Utilities, Inc., Utility Service Affiliates (Perth Amboy) Inc., Utility Service Affiliates Inc. and While Marsh Environmental Systems, Inc., and PNC Bank, N.A., filed as Exhibit 10.26(f) of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.		
*10.26(g) (1)	Amendment to Loan Documents, dated January 24, 2025, between the Company, Pinelands Wastewater Company, Pinelands Water Company, Tidewater Utilities, Inc., Utility Service Affiliates (Perth Amboy) Inc., Utility Service Affiliates Inc. and While Marsh Environmental Systems, Inc., and PNC Bank, N.A.		
10.27(a)	Uncommitted ($30,000,000) Loan Agreement, dated January 28, 2021, between the Company, Tidewater Utilities, Inc., White Marsh Environmental Systems, Inc., Pinelands Water Company, Pinelands Wastewater Company, Utility Service Affiliates, Inc., Utility Service Affiliates (Perth Amboy) Inc., Tidewater Environmental Services, Inc., and Bank of America, N.A. filed as Exhibit 10.30 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020.		
10.27(b)	Amendment No. 1 ($60,000,000) to Uncommitted Loan Agreement, dated January 27, 2022, between the Company, Tidewater Utilities, Inc., White Marsh Environmental Systems, Inc., Pinelands Water Company, Pinelands Wastewater Company, Utility Service Affiliates, Inc., Utility Service Affiliates (Perth Amboy) Inc., and Bank of America, N.A., filed as Exhibit 10.27(b) of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.		
10.27(c)	Amendment No. 2 ($60,000,000) to Uncommitted Loan Agreement, dated January 26, 2023, between the Company, Tidewater Utilities, Inc., White Marsh Environmental Systems, Inc., Pinelands Water Company, Pinelands Wastewater Company, Utility Service Affiliates, Inc., Utility Service Affiliates (Perth Amboy) Inc., and Bank of America, N.A. filed as Exhibit 10.27(c) of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.		

EXHIBIT INDEX

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
10.27(d)	Amendment No. 3 ($60,000,000) to Uncommitted Loan Agreement, dated January 25, 2024, between the Company, Tidewater Utilities, Inc., White Marsh Environmental Systems, Inc., Pinelands Water Company, Pinelands Wastewater Company, Utility Service Affiliates, Inc., Utility Service Affiliates (Perth Amboy) Inc., and Bank of America, N.A., filed as Exhibit 10.27(d) of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.		
*10.27(e) (1)	Amendment No. 4 ($60,000,000) to Uncommitted Loan Agreement, dated January 24, 2025, between the Company, Tidewater Utilities, Inc., White Marsh Environmental Systems, Inc., Pinelands Water Company, Pinelands Wastewater Company, Utility Service Affiliates, Inc., Utility Service Affiliates (Perth Amboy) Inc., and Bank of America, N.A.		
10.28	Fourth Amendment to Promissory Note and Supplement, dated as of August 19, 2020, between Tidewater Utilities, Inc. and CoBank, ACB, filed as Exhibit 10.34 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.		
10.29	Loan Agreement, dated December 1, 2010, between the State of New Jersey and the Company (Series MM), filed as Exhibit 10.41 of the Company's Annual Report on Form 10-K for the year ended December 31, 2010.		
10.30	Loan Agreement, dated December 1, 2010, between New Jersey Environmental Infrastructure Trust and the Company (Series NN), filed as Exhibit 10.42 of the Company's Annual Report on Form 10-K for the year ended December 31, 2010.		
10.31	Loan Agreement, dated May 1, 2012, between the State of New Jersey and the Company, (Series OO), filed as Exhibit 10.43 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.		
10.32	Loan Agreement, dated May 1, 2012, between New Jersey Environmental Infrastructure Trust and the Company (Series PP), filed as Exhibit 10.44 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.		
10.33	Loan Agreement, dated November 1, 2012, between the New Jersey Economic Development Authority and the Company (Series QQ]), filed as Exhibit 10.41 of the Company's Annual Report on Form 10-K for the year ended December 31, 2012.		
10.34	Loan Agreement, dated May 1, 2013, between the State of New Jersey and the Company (Series TT), filed as Exhibit 10.42 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.		

EXHIBIT INDEX

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
10.35	Loan Agreement, dated May 1, 2013, between New Jersey Environmental Infrastructure Trust and the Company (Series UU), filed as Exhibit 10.43 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.		
10.36	Loan Agreement, dated May 1, 2014, between New Jersey Environmental Infrastructure Trust and the Company (Series VV), filed as Exhibit 10.43 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.		
10.37	Loan Agreement, dated May 1, 2014, between New Jersey Environmental Infrastructure Trust and the Company (Series WW), filed as Exhibit 10.44 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.		
10.38	Loan Agreement, dated November 1, 2017, between New Jersey Environmental Infrastructure Trust and the Company (Series XX), filed as Exhibit 10.44 of the Company's Annual Report on Form 10-K for the year ended December 31, 2017.		
10.39	Loan Agreement, dated November 1, 2017, between New Jersey Environmental Infrastructure Trust and the Company (Series YY), filed as Exhibit 10.45 of the Company's Annual Report on Form 10-K for the year ended December 31, 2017.		
10.40	Loan Agreement, dated May 1, 2018, between New Jersey Environmental Infrastructure Trust and the Company (Series 2018A), filed as Exhibit 10.46 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.		
10.41	Loan Agreement, dated May 1, 2018, between New Jersey Environmental Infrastructure Trust and the Company (Series 2018B), filed as Exhibit 10.47 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.		
10.42	Loan Agreement, dated August 1, 2019, between New Jersey Economic Development Authority and the Company (Series 2019A and Series 2019B), filed as Exhibit 10.50 to the Company's Current Report on Form 8-K filed September 6, 2019.		
10.43	Bond Purchase Agreement, dated November 16, 2020, between New York Life Insurance Company and Affiliates and the Company (Series 2020A), filed as Exhibit 10.48 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020.		
10.44	Bond Purchase Agreement, dated November 5, 2021, between New York Life Insurance Company and Affiliates and the Company (Series 2021A and Series 2021B), filed as Exhibit 10.46 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.		

EXHIBIT INDEX

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
10.45	Financing Agreement, dated December 16, 2021, between the Delaware Drinking Water State Revolving Fund, acting by and through the Delaware Department of Health & Social Services, and Tidewater Utilities, Inc, filed as Exhibit 10.46 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.		
10.46	Loan Agreement, dated May 1, 2022, between New Jersey Infrastructure Bank and the Company (Series 2022A), filed as Exhibit 10.40 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022.		
10.47	Loan Agreement, dated May 1, 2022, between the State of New Jersey, acting by and through the New Jersey Department of Environmental Protection, and the Company (Series 2022B) filed as Exhibit 10.41 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022.		
10.48	Bond Purchase Agreement, dated March 2, 2023, between New York Life Insurance Company and Affiliates and the Company (Series 2023A) filed as Exhibit 10.48 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.		
10.49	Financing Agreement, dated April 5, 2023, between the Delaware Drinking Water State Revolving Fund, acting by and through the Delaware Department of Health and Social Services, Division of Public Health and Tidewater Utilities, Inc., filed as Exhibit 10.49 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.		
10.50	Financing Agreement, dated April 5, 2023, between the Delaware Drinking Water State Revolving Fund, acting by and through the Delaware Department of Health and Social Services, Division of Public Health and Tidewater Utilities, Inc, filed as Exhibit 10.50 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.		
10.51	Financing Agreement, dated April 5, 2023, between the Delaware Drinking Water State Revolving Fund, acting by and through the Delaware Department of Health and Social Services, Division of Public Health and Tidewater Utilities, Inc, filed as Exhibit 10.51 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.		
10.52	Multiple Advance Term Promissory Note, dated May 22, 2023, between Pinelands Water Company and CoBank, ACB, filed as Exhibit 10.53 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023.		
10.53	Multiple Advance Term Promissory Note, dated May 22, 2023, between Pinelands Wastewater Company and CoBank, ACB, filed as Exhibit 10.54 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023.		

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
10.54	Settlement Agreement, dated as of August 28, 2023, between Middlesex Water Company and 3M Company, filed as Exhibit 10.55 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023.		
10.55	Consulting Agreement, dated March 1, 2024, between the Company and Dennis W. Doll, filed as Exhibit 99.4 of the Company's Current Report on Form 8-K dated January 23, 2024.		
10.56	Financing Agreement (Minos Conaway Project), dated May 17, 2024, between the Delaware Drinking Water State Revolving Fund, acting by and through the Delaware Department of Health and Social Services, Division of Public Health and Tidewater Utilities, Inc, filed as Exhibit 10.55 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.		
10.57	Financing Agreement (Kendale Road Project), dated May 17, 2024, between the Delaware Drinking Water State Revolving Fund, acting by and through the Delaware Department of Health and Social Services, Division of Public Health and Tidewater Utilities, Inc., filed as Exhibit 10.56 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.		
10.58	Financing Agreement (Bethany Bay Project), dated May 17, 2024, between the Delaware Drinking Water State Revolving Fund, acting by and through the Delaware Department of Health and Social Services, Division of Public Health and Tidewater Utilities, Inc, filed as Exhibit 10.57 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.		
10.59	Financing Agreement (DelDOT – Lochmeath), dated May 17, 2024, between the Delaware Drinking Water State Revolving Fund, acting by and through the Delaware Department of Health and Social Services, Division of Public Health and Tidewater Utilities, Inc; filed as Exhibit 10.58 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.		
10.60	Financing Agreement (Lead and Copper Rule Service Lines Field Verifications Project), dated September 27, 2024, between the Delaware Drinking Water State Revolving Fund, acting by and through the Delaware Department of Health and Social Services, Division of Public Health and Tidewater Utilities, Inc, filed as Exhibit 10.59 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.		

EXHIBIT INDEX

Exhibit No.	Document Description	Previous Registration No.	Filing's Exhibit No.
19	Middlesex Water Company Insider Trading Policy, filed as Exhibit 19 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.		
*21 (1)	Middlesex Water Company Subsidiaries.		
*23.1 (1)	Consent of Independent Registered Public Accounting Firm, Baker Tilly US, LLP.		
*31 (1)	Section 302 Certification by Nadine Leslie pursuant to Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934.		
*31.1 (1)	Section 302 Certification by Mohammed G. Zerhouni pursuant to Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934.		
*32 (1)	Section 906 Certification by Nadine Leslie pursuant to 18 U.S.C.§1350.		
*32.1 (1)	Section 906 Certification by Mohammed G. Zerhouni pursuant to 18 U.S.C.§1350.		
97	Middlesex Water Company Incentive-Based Award Clawback Policy, filed as Exhibit 97 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.		
101.INS	XBRL Instance Document– the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.		
101.SCH	Inline XBRL Taxonomy Extension Schema Document		
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document		
(1)	These documents were included in the 2024 Form 10-K, as filed with the United States Securities and Exchange Commission and will be provided upon request.		

COMPANY HEADQUARTERS

Middlesex Water Company
485C Route 1 South, Suite 400
Iselin, NJ 08830
Telephone: 732-634-1500
MiddlesexWater.com

TRANSFER AGENT AND REGISTRAR

Broadridge Corporate Issuer Solutions, Inc. (Broadridge)
P.O. Box 1342
Brentwood, New York 11717
Telephone: 1-888-211-0641
E-mail: shareholder@broadridge.com
Website: http://shareholder.broadridge.com/middlesexwater

SHAREHOLDER ACCOUNT INQUIRIES

To review the status of your shareholder account or dividend payments,
transfer shares, report a change of address or other related matters,
please contact Broadridge directly by calling 1-888-211-0641.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Baker Tilly US, LLP
1650 Market Street, Suite 4500
Philadelphia, PA 19103
Telephone: 215-972-0701

INVESTOR RELATIONS

Shareholders, analysts and others seeking information about
Middlesex Water Company are invited to contact our Investor Relations Department at:

Telephone: 732-638-7523
E-mail: jketschke@middlesexwater.com

Copies of our earnings press releases, dividend announcements, and financial reports, including
our Annual Report and Securities and Exchange Commission (SEC) filings, are available without
charge upon request. These documents are also electronically available on the Middlesex Water
Company's investors website: https://investors.middlesexwater.com. Shareholders may also
subscribe to receive Email Alerts for daily stock quotes, company news and SEC filings.

THE MIDDLESEX WATER COMPANY INVESTMENT PLAN

The Middlesex Water Company Investment Plan provides new and existing shareholders of its
common stock with a convenient way to build ownership in the Company through the purchase
of common shares directly from the Company and the reinvestment of their cash dividends. The
Prospectus and enrollment form are available from Broadridge at
http://shareholder.broadridge.com/middlesexwater and may also be accessed
at the Middlesex Water Company's investors website: https://investors.middlesexwater.com.

2025 DIVIDEND SCHEDULE*

	Record Dates	Payment Dates		Record Dates	Payment Dates
Common	FEB 18	MAR 3	Preferred	JAN 15	FEB 3
	MAY 15	JUN 2		APR 15	MAY 1
	AUG 15	SEP 2		JUL 15	AUG 1
	NOV 17	DEC 1		OCT 15	NOV 3

*Subject to approval by Board of Directors.

BOARD OF DIRECTORS

Joshua Bershad, M.D. [1,2]
Executive Vice President
Physician Services of RWJBarnabas Health
Chief Medical Officer
Rutgers Athletics

Dennis W. Doll
Chairman of the Board,
Past President & Chief Executive Officer
Middlesex Water Company

James F. Cosgrove, Jr. [2,4,5]
President
One Water Consulting, LLC

Kim C. Hanemann [2,3,5]
President & Chief Operating Officer
Public Service Electric & Gas Company (PSE&G)

Nadine Leslie
President and Chief Executive Officer
Middlesex Water Company

Steven M. Klein [1,4]
President & Chief Executive Officer
Northfield Bancorp, Inc., Northfield Bank

Amy B. Mansue [1,2]
President & Chief Executive Officer
Inspira Health

Vaughn L. McKoy [1,3]
Partner
Connell Foley, LLP

Ann L. Noble [1,3,4,5]
Financial Consultant

Walter G. Reinhard [3,4,5]
(Retired) Former Partner
Norris McLaughlin, P.A.

Committees
1. Audit
2. Compensation
3. Corporate Governance & Nominating
4. Pension
5. Ad Hoc Pricing

EXECUTIVE MANAGEMENT TEAM

Robert J. Capko
Principal Accounting Officer

Robert K. Fullagar
President – New Jersey Operations

Lorrie B. Ginegaw
Vice President – Human Resources

Brian Hague
Vice President of Communications & Corporate Affairs

Jay L. Kooper
Vice President, General Counsel & Secretary

Nadine Leslie
President and Chief Executive Officer

Bruce E. Patrick
President, Tidewater Utilities, Inc.

Georgia M. Simpson
Vice President – Information Technology &
Chief Technology Officer

Gregory Sorensen
Vice President and Chief Operating Officer

Mohammed G. (Rally) Zerhouni
SVP, Chief Financial Officer & Treasurer



MIDDLESEX
WATER COMPANY

A PROVIDER OF
WATER, WASTEWATER AND
RELATED PRODUCTS & SERVICES

485C Route 1 South, Suite 400

Iselin, NJ 08830

732-634-1500

MiddlesexWater.com